   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   IgX CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      2836                                     33-0505269
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NO.)

                            ------------------------

                             ONE SPRINGFIELD AVENUE
                            SUMMIT, NEW JERSEY 07960
                                 (908) 598-4663
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                ALBERT J. HENRY
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             ONE SPRINGFIELD AVENUE
                            SUMMIT, NEW JERSEY 07960
                                 (908) 598-4663
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

         SETH I. TRUWIT, ESQ.                    DENNIS N. BERMAN, ESQ.
     EPSTEIN BECKER & GREEN, P.C.             SONNENSCHEIN NATH & ROSENTHAL
            250 PARK AVENUE                    1221 AVENUE OF THE AMERICAS
       NEW YORK, NEW YORK 10177                 NEW YORK, NEW YORK 10020
            (212) 351-4500                           (212) 768-6700

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                     PROPOSED
                                                 MAXIMUM OFFERING     PROPOSED MAXIMUM
  TITLE OF SECURITIES BEING      AMOUNT TO BE        PRICE PER           AGGREGATE            AMOUNT OF
          REGISTERED              REGISTERED         SHARE(1)        OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, $.001 par
value.........................   2,645,000(2)         $10.00            $26,450,000            $7,803
Representative's Warrants.....     230,000(3)         $.0001                $23                  (3)
Common Stock underlying the
Representative's Warrants.....     230,000(4)         $12.00             $2,760,000             $815
Total.........................                                                                 $8,618

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

(2) Includes 345,000 shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.

(3) No fee due pursuant to Rule 457(g).

(4) Pursuant to Rule 416, the Registration Statement also covers such additional shares of Common Stock as may be issued as a result of the anti-dilution provisions of the Representative's Warrants.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1998

PROSPECTUS
--------------------------------------------------------------------------------

                                2,300,000 SHARES

                                   IgX CORP.

                                  COMMON STOCK
--------------------------------------------------------------------------------

IgX Corp. ("IgX" or the "Company") hereby offers 2,300,000 shares of its common stock, par value $.001 per share (the "Common Stock"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock, and there can be no assurance that a public market for the Common Stock will develop after completion of this Offering, or if developed, that it will be sustained. It is presently anticipated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for information regarding the factors to be considered in determining the initial public offering price. Application will be made to include the Common Stock on the Nasdaq National Market under the symbol "IGXC."

--------------------------------------------------------------------------------

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 8 AND "DILUTION."

--------------------------------------------------------------------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
       THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          PRICE TO                UNDERWRITING              PROCEEDS TO
                                           PUBLIC                 DISCOUNT(1)                COMPANY(2)
Per Share.......................             $                         $                         $
Total(3)........................             $                         $                         $

(1) Does not include compensation payable to Josephthal & Co. Inc., as representative of the several Underwriters (the "Representative"), in the form of a non-accountable expense allowance and a financial advisor's fee. In addition, see "Underwriting" for information concerning indemnification and contribution arrangements with, and other compensation payable to, the Underwriters.

(2) Before deducting estimated expenses of $1,114,000, including the Representative's non-accountable expense allowance and financial advisor's fee.

(3) The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 45 days after the date of this Prospectus, to purchase up to an additional 345,000 shares of Common Stock upon the same terms and conditions set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $     , $       and $      , respectively. See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering without notice and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made
against payment on or about             , 1998 at the offices of Josephthal &
Co. Inc., New York, New York.

                             JOSEPHTHAL & CO. INC.

The date of this Prospectus is              , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The Company will furnish its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and will make available quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Over-Allotment Option or of the Representative's Warrants to purchase 230,000 shares of Common Stock from the Company and reflects the conversion of all outstanding shares of preferred stock into an aggregate of 4,854,066 shares of Common Stock effective upon the closing of this Offering. See "Underwriting" and, for a description of the outstanding shares of preferred stock, see Notes to Consolidated Financial Statements.

     This Prospectus includes forward-looking statements which involve known and unknown risks and uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the heading "Risk Factors." An investment in the securities offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

     IgX Corp. ("IgX" or the "Company") is a development stage company developing drugs principally for the treatment of infectious diseases of the human gastrointestinal ("GI") tract for which there is a significant medical need for improved therapies. The Company's initial three drug candidates seek to treat human GI tract infections caused by specific parasites or bacteria (types of pathogens) with immunoglobulin (a type of antibody) produced by hens. This is an example of passive immunity, using an antibody produced by one individual or animal to treat another. Specifically, these drug candidates consist of proprietary, low lipid (fat), polyclonal antibodies derived from egg yolks of hens. The hens are injected with an amount of pathogen-specific antigens (foreign substances) necessary to cause the hens to produce an increased level of antibodies to that pathogen ("Avian Technology"). The Company's lead product candidate, IGX-CPL3, is seeking to offer a treatment for cryptosporidial diarrhea, focusing on HIV-advanced patients (as defined below) where the Company believes no effective treatment currently exists. The two other Avian Technology-based drug candidates currently under development, IGX-CDL3 and IGX-HPL3, may offer valuable alternatives to traditional antibiotic treatments at a time where there is an increasing development of drug resistance to antibiotics. The Company believes that the Avian Technology may be applied to the development of other drug candidates to treat additional GI tract infections. The Avian Technology has been developed in collaboration with Charles R. Sterling, Ph.D. and his colleagues at the University of Arizona. Further, in August 1998, the Company organized a majority-owned subsidiary, IgX Oxford Hepatitis Corp. ("IgX Oxford"), which is seeking to develop a drug candidate using a proprietary compound, N-nonyl-deoxynojirimycin ("N-nonyl-DNJ"), licensed to it exclusively from Monsanto Company ("Monsanto"), to treat another infectious disease, Hepatitis B, for which there also is a significant medical need for improved therapy. N-nonyl-DNJ seeks to prevent the secretion of the Hepatitis B virus from the infected cells. The mechanism of action is that N-nonyl-DNJ prevents the sugars of one of the Hepatitis B virus antigens from being correctly biosynthesized, so that the virus does not form, as evidenced in animal studies described in the May 1998 edition of Nature Medicine, a referee journal.

    The following chart illustrates the disease indications and various stages of research and development of the Company's initial drug candidates:

DRUG CANDIDATE                  DISEASE INDICATION                    STAGE OF RESEARCH AND DEVELOPMENT
--------------------  ---------------------------------------  ------------------------------------------------
Avian Technology-based
  IGX-CPL3            Cryptosporidial diarrhea,                European Union ("EU")-reviewed protocol,
                      focusing on HIV-advanced patients        Phase III double-blind, placebo controlled
                                                               multicenter trial in South Africa commenced
                                                               January 1998. Expanded trial in Mexico in July
                                                               1998 pursuant to the same protocol. U.S.
                                                               Phase I/II trial of earlier high lipid
                                                               formulation for AIDS related cryptosporidial
                                                               diarrhea completed in November 1995.

  IGX-CDL3            Clostridium difficile-associated         Animal studies.
                      diarrhea and related complications
                      arising from antibiotic therapy

  IGX-HPL3            Peptic ulcers due to Helicobacter        Research.
                      pylori infections

N-nonyl-DNJ*          Hepatitis B                              Animal studies.
  -------------------------------------------------------------------------------------------------------------
* Being developed by IgX's majority-owned subsidiary, IgX Oxford.

IGX-CPL3

     The Company's lead Avian Technology-based drug candidate, IGX-CPL3, is designed to treat diarrhea caused by Cryptosporidium parvum ("C. parvum"), a parasite often found in municipal drinking water. IGX-CPL3 is seeking to treat Cryptosporidial diarrhea in patients infected with the human immunodeficiency virus ("HIV"), the retrovirus responsible for Acquired Immune Deficiency Syndrome ("AIDS"), who have CD-4 blood cell counts below 180 ("HIV-advanced patients"). Cryptosporidial diarrhea can be chronic or life-threatening in HIV-advanced patients.

     In November 1995, the Company completed a U.S. Phase I/II clinical trial at New York Hospital-Cornell Medical Center in New York City to determine the safety and preliminary efficacy of IGX-CP, an earlier high lipid, liquid formulation of the IGX-CPL3 drug candidate, for AIDS-related cryptosporidial diarrhea. IGX-CP for the trial was produced at the Company's Tucson, Arizona pilot production facility. The trial was an open-label, ascending dose, pilot study of two dose levels of IGX-CP, in which 16 of the 24 patients enrolled were evaluable, having completed at least 2 weeks of treatment under either dose level. The data, measured at the end of 3 and 6 weeks of treatment, suggested that both dose levels were safe for administration to AIDS patients. In addition, at least 60% of the total evaluable patients at the end of 3 and 6 weeks of treatment showed a decrease in daily frequency of bowel movements and daily frequency of liquid stools, two of the trial's three primary efficacy points. While daily frequency of bowel movements and daily frequency of liquid stools decreased in only 40% and 20%, respectively, of the patients treated at the high dose level at the end of 6 weeks, the Company attributes this decline to the high lipid content of IGX-CP, which induced some diarrhea. The third primary end point of the trial was stool oocyst quantitation, which measures the density of the parasites in the stool and 25% of the evaluable patients met this end point. The Company believes that stool oocyst quantitation is not a significant measure of efficacy because it does not directly measure parasitic volume. By contrast, the Company believes that bowel movement frequency is an absolute measure of C. parvum, and its reduction in the trial evidenced a corresponding reduction in C. parvum.

     Following the conclusion of the Phase I/II trial, the Company reformulated IGX-CP to reduce the lipid content by approximately 50%, and to produce it as a powder. During 1996 and 1997, the Company tested the reformulated drug candidate, IGX-CPL3, in mice, and those animal studies demonstrated a reduction in C. parvum counts. Based upon these animal studies, the Company believes that IGX-CPL3 at the high dose level utilized in the Phase I/II trial should be more effective than the prior formulation of the drug candidate, and the current Phase III trial uses such high dose level. There can be no assurance that IGX-CPL3 will be more effective than or as effective as the prior formulation of such drug candidate.

     Since the late 1995 introduction of combination drug therapy, including protease inhibitors, to treat HIV-positive patients, the number of HIV-positive patients in the U.S. and portions of Europe who have chronic or life-threatening cryptosporidial diarrhea has been significantly reduced. As a result, during 1996 and 1997 the

Company refocused its marketing strategy of IGX-CPL3, seeking to obtain regulatory approval to market IGX-CPL3 as a treatment for cryptosporidial diarrhea in HIV-advanced patients in countries where combination drug therapy is not widely available. Similarly, the Company decided that its clinical trials should be conducted in those countries that would facilitate patient enrollment. U.S. regulations prohibit the exportation of biologics for use in foreign clinical trials. Accordingly, during 1996, the Company, through its wholly-owned subsidiary, IgX Limited, built a pilot production facility in Ireland to support the production of IGX-CPL3 and other Avian Technology-based drug candidates for use in clinical trials outside the U.S.

     In January, 1998, the Company commenced a double-blind, placebo-controlled, randomized multicenter Phase III clinical trial in South Africa pursuant to an EU-reviewed protocol. In July 1998, the Company expanded the trial to Mexico using the same protocol. The Company expects to enroll 135 HIV-advanced patients with cryptosporidial diarrhea to be treated for a minimum of four weeks with IGX-CPL3, a low lipid formulation, at the high dose level used in the Phase I/II trial. It is anticipated that at least 90 patients will complete the trial. The trial's primary efficacy end-point is the patient's percentage reduction in weekly stool frequency. At September 15, 1998, the Company had screened over 450 patients based upon the trial's inclusion and exclusion criteria and enrolled a total of 40 patients at 14 sites in South Africa and Mexico, 26 of whom (all treated in South Africa) have completed the trial. The Company anticipates that the trial will be completed in the first half of 1999. If the trial is successful, IgX intends to apply for marketing approval of IGX-CPL3 in the EU and certain South American countries to treat cryptosporidial diarrhea in HIV-advanced patients and may apply for similar approval in the U.S.

     The approximate reported number of HIV-advanced patients who have cryptosporidial-based diarrhea is 14,500 in the EU and 700,000 in South America. If the current Phase III clinical trial for IGX-CPL3 is successful and establishes its safety and efficacy in treating cryptosporidial diarrhea in HIV-advanced patients, IgX believes that it will have demonstrated the principle that Avian Technology-based drug candidates may treat infectious diseases of the human GI tract. There can be no assurance that the Phase III clinical trial for IGX-CPL3 will demonstrate any efficacy or safety or that it will be completed successfully and in a timely manner. Furthermore, there can be no assurance as to the timing of EU and other foreign or domestic regulatory filings or if or when any of those regulatory authorities will approve IGX-CPL3 for sale. Additionally, there can be no assurance that IGX-CPL3, if and when regulatory approvals are received, will achieve market acceptance.

     The Company also plans to conduct clinical trials to determine the safety and efficacy of using IGX-CPL3 to treat cryptosporidial diarrhea in patients with a healthy immune system ("immunocompetent"). While cryptosporidial diarrhea in immunocompetent patients is generally neither chronic nor life-threatening, to the Company's knowledge, no effective treatment currently exists. The Company expects to file an IND application with the U.S. Food and Drug Administration (the "FDA") by the end of the first quarter of 1999 to commence a U.S. Phase I clinical trial of IGX-CPL3 to treat cryptosporidial diarrhea in immunocompetent children. The Company also expects to file an IND application to test IGX-CPL3 in immunocompetent adults later in 1999. The approximate reported number of immunocompetent patients infected with cryptosporidial diarrhea annually is 600,000 in the U.S., 1.1 million in Europe, and 4.6 million in South America. There can be no assurance as to the timing of the filing of these IND applications, the timing or outcome of the FDA's review of any such applications, or, if and when such review is completed, the timing or outcome of the related clinical trials.

IGX-CDL3

     The Company's second Avian Technology-based drug candidate, IGX-CDL3, is a proposed treatment for Clostridium difficile ("C. difficile")-associated diarrhea and related complications arising from antibiotic therapy prescribed to patients in hospitals and long-term health care institutions.
C. difficile-associated diarrhea is currently treated with antibiotics but their efficacy has been reduced due to increasing development of drug resistance to these antibiotics. Currently, the Company is testing IGX-CDL3 in hamsters. IgX anticipates completing those studies in the fourth quarter of 1998. If such studies are successful, as to which there can be no assurance, the Company intends to submit an IND application to the FDA to commence a U.S. Phase I/II clinical trial of IGX-CDL3 as a treatment for C. difficile-associated diarrhea and related complications. Annually, approximately 2.3 million patients in the U.S., approximately 4 million patients in the EU and approximately 194,000 patients in South America have C. difficile-associated diarrhea.

IGX-HPL3

     The Company's third Avian Technology-based product candidate, IGX-HPL3, seeks to treat peptic ulcers caused by the bacteria Helicobacter pylori
("H. pylori"). H. pylori has been implicated as a cause of peptic ulcer disease and chronic gastritis. There also appears to be a strong statistical association between H. pylori and gastric carcinoma and types of lymphoma. Ulcers caused by
H. pylori are currently treated with certain antibiotics but their efficacy has been reduced slightly due to an increasing development of drug resistance to these antibiotics. The Company anticipates commencing animal studies for IGX-HPL3 in mice by the end of 1998. Each year approximately 4 million new incidences of ulcers or other complications arising from H. pylori are reported in the U.S.

N-NONYL-DNJ

     In September 1998, IgX Oxford acquired an exclusive worldwide license from Monsanto to commercialize N-nonyl-DNJ, a glucosidase inhibitor, as a treatment for Hepatitis B. N-nonyl-DNJ seeks to prevent the secretion of the Hepatitis B virus from the infected cells. The mechanism of action is that N-nonyl-DNJ prevents the sugars of one of the Hepatitis B virus antigens from being correctly biosynthesized, so that the virus does not form, as evidenced in animal studies described in the May 1998 edition of Nature Medicine, a referee journal. While alpha interferon and antivirals are currently available to treat Hepatitis B, these therapies have a limited clinical success rate, high recidivism rate and significant undesirable side effects. To date, Monsanto has sponsored research and animal studies on N-nonyl-DNJ at Oxford University ("Oxford") in Oxford, England and Thomas Jefferson University ("TJU") in Philadelphia, Pennsylvania. The results of these woodchuck animal studies, published in the May 1998 edition of Nature Medicine, showed a reduction of the enveloped Hepatitis B virus correlated with the dosing level of N-nonyl-DNJ in the serum of the treated animals. IgX has agreed to fund IgX Oxford with up to $2 million. Such funds are anticipated to be used to conduct further animal studies relating to N-nonyl-DNJ at Oxford and TJU, which are necessary to determine whether an IND application to conduct a Phase I human clinical trial is appropriate. These animal studies are anticipated to be completed by the end of the first half of 1999. If they are successful, as to which there can be no assurance, IgX Oxford anticipates filing an IND application with the FDA. Monsanto has retained certain exclusive rights of first refusal to license for further development and/or commercialize N-nonyl-DNJ. Approximately 350 million people worldwide are chronically infected with the Hepatitis B virus, which is usually fatal in approximately 20-40% of the chronically infected population if untreated.

     The Company's strategy is to develop products both independently and through strategic partnerships with large pharmaceutical companies, under which the Company will seek financial, preclinical and clinical trial, manufacturing and marketing assistance while retaining parallel manufacturing and/or marketing rights for the products. In addition to the IgX Oxford joint venture, in August 1998 IgX entered into strategic partnerships with Laboratorios Sintofarma S.A. ("Sintofarma"), a Brazilian company currently responsible for the manufacturing and marketing of 26 pharmaceutical products in South America, and Gador S.A. ("Gador"), the second largest manufacturer and distributor of pharmaceutical products in Argentina based on both unit volume and sales. These agreements relate to the development and commercialization of the Company's Avian Technology-based drug candidates in South America, Latin America and Mexico. Under its agreement with the Company, Sintofarma agreed to pay for clinical trials in Brazil of the Company's Avian Technology-based drug candidates currently under development (IGX-CPL3, IGX-CDL3 and IGX-HPL3), and to form a Brazilian joint venture entity with the Company to manufacture Avian Technology-based drug candidates for sale in Brazil and elsewhere. The joint venture entity to be formed ("Sintofarma IgX Biotech, Ltda"), which is expected to be owned 40% by IgX and 60% by Sintofarma, will manufacture all Avian Technology-based drugs for commercial sale, if and when any such drug candidates are approved for sale in Brazil. Under the strategic partnership, IgX granted Sintofarma an exclusive license to distribute and market IGX-CPL3 and IGX-CDL3 in Brazil, if and when approved for sale, and Sintofarma will pay IgX a royalty to be agreed upon ranging from 10% to 16.6% of net sales. Sintofarma and Gador also have rights of first negotiation for similar licenses on other Avian Technology-based drug candidates. Under its agreement with the Company, Gador agreed to manage the process of seeking regulatory approval to commercialize IGX-CPL3 and IGX-CDL3 in all countries in South America, except Brazil, as well as Latin America and Mexico. IgX also granted Gador the exclusive distribution and marketing rights to IGX-CPL3 and IGX-CDL3 in those countries if and when approved for sale, for which Gador will pay IgX a royalty of 10% of net sales. In addition, Gador will purchase the ingredients for IGX-CPL3 and IGX-CDL3 from IgX or its designee (including Sintofarma IgX Biotech, Ltda) at a cost of up to 20% of the net sales of drugs sold by Gador.

     The Company was incorporated in Delaware in 1992. In addition to its majority equity interest in IgX Oxford, IgX has one wholly-owned subsidiary, IgX Limited, which is organized under the laws of the Republic of Ireland and operates a pilot production facility. The Company's principal executive offices are located at One Springfield Avenue, Summit, New Jersey 07960 and its telephone number is (908) 598-4663.

                                  THE OFFERING

Common Stock offered by the Company............  2,300,000 shares

Common Stock to be outstanding after the
  Offering.....................................  8,966,643 shares(1)

Use of proceeds................................  Clinical development, research programs and general corporate purposes, including working capital.

Proposed Nasdaq National Market symbol.........  IGXC

------------------
(1) Based on the number of shares of Common Stock outstanding on September 28, 1998. Excludes 825,857 shares of Common Stock issuable upon exercise of options outstanding on such date, which had a weighted average exercise price of $1.51 per share. Also excludes 600,000 shares available for future grant under the Company's 1998 Stock Option Plan. See "Management--Stock Option Plans."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                        FEBRUARY 11,
                                                                                           1992
                                                                                        (INCEPTION)
                                                     DECEMBER 31,                           TO              JUNE 30,
                                 ----------------------------------------------------   DECEMBER 31,   -------------------
                                   1993       1994       1995       1996       1997        1997          1997       1998
                                 --------   --------   --------   --------   --------   ------------   --------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Operating expenses:
  Research and development.....  $    176   $    330   $    475   $  1,136   $  3,426     $  5,800     $  1,874   $  1,577
  General and administrative...        80        281        718      1,119      1,733        4,095          521      1,911
Net interest expense...........        23         64        144        207        373          811          164        147
Net loss.......................      (279)      (675)    (1,337)    (2,467)    (5,555)     (10,734)      (2,576)    (3,640)
Basic and diluted loss per
  share........................  $  (0.80)  $  (1.52)  $  (1.88)  $  (3.48)  $  (7.82)                 $  (3.63)  $  (5.13)
                                 --------   --------   --------   --------   --------                  --------   --------
                                 --------   --------   --------   --------   --------                  --------   --------
Weighted average shares
  outstanding used for basic
  and diluted loss per
  share(1).....................   350,030    444,715    710,030    710,030    710,030                   710,030    710,030
                                 --------   --------   --------   --------   --------                  --------   --------
                                 --------   --------   --------   --------   --------                  --------   --------

                                 FEBRUARY 11,
                                    1992
                                 (INCEPTION)
                                     TO
                                  JUNE 30,
                                    1998
                                 ------------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Operating expenses:
  Research and development.....    $  7,377
  General and administrative...       6,006
Net interest expense...........         958
Net loss.......................     (14,374)
Basic and diluted loss per
  share........................
Weighted average shares
  outstanding used for basic
  and diluted loss per
  share(1).....................

                                                                                                JUNE 30, 1998
                                                                                ---------------------------------------------
                                                                                                               PRO FORMA
                                                                                ACTUAL     PRO FORMA(2)(3)    AS ADJUSTED(4)
                                                                                -------    ---------------    ---------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash.......................................................................     2,543          2,543             20,680
  Working capital............................................................     1,284          1,624             19,761
  Total assets...............................................................     3,654          3,654             21,791
  Total liabilities..........................................................     5,498          1,013              1,013
  Deficit accumulated during development stage...............................   (14,374)       (16,039)           (16,039)
  Total (capital deficiency) stockholders' equity............................    (1,844)         2,641             20,779

------------------
(1) See Note 2 of the Notes to the Consolidated Financial Statements for an explanation of the method used to determine the number of shares to compute basic and diluted loss per share.

(2) Gives effect to the September 1998 conversion of all notes payable to stockholders of the Company into 719,281 shares of Common Stock at $7.00 per share.

(3) Deficit accumulated during development stage reflects the recognition into expense of $550, representing the unamortized portion of the discount associated with the $1,000 promissory note issued to NEGF II, L.P., and a $1,115 loss on conversion of notes payable to stockholders into 719,281 shares of Common Stock at $7.00 per share assuming conversion at June 30, 1998.

(4) Gives effect to the sale of the shares of Common Stock offered hereby, at an assumed initial offering price of $9.00 per share, and the application of the estimated net proceeds therefrom, after deducting underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements involve known and unknown risks and uncertainties or other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, investors are urged to consider statements labeled with the terms "believes," "belief," "expects," "plans," "anticipates," or "intends" to be uncertain and forward-looking. An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby. All cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

     Early Stage of Development; Accumulated Deficit; Substantial Doubt about the Company's Ability to Continue as a Going Concern; and Expectation of Future Losses. IgX has generated no revenues to date and has experienced significant losses in each year since its inception. At June 30, 1998, the Company had an accumulated deficit of approximately $14.4 million since its inception in February 1992. These losses have resulted primarily from expenses associated with the Company's research and development activities, including preclinical and clinical trials, and general and administrative expenses. The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The auditors' report states that the Company is a development stage enterprise and has suffered recurring losses and net cash outflows from operations since inception that raise substantial doubt about the Company's ability to continue as a going concern. The Company is dependent upon capital infusions from existing and/or new investors to fund operations. See "Consolidated Financial Statements." The Company expects cumulative losses to increase significantly as the Company continues to expand its reseach and development, clinical trials, and manufacturing and marketing activities. The Company's ability to achieve profitable operations is dependent on successfully commercializing its Avian Technology-based drug candidates. There can be no assurance that the Company's Avian Technology-based drug candidate development efforts or its other drug candidate development efforts will be successfully completed, that clinical trials will be successful, that regulatory approvals will be obtained in a timely manner, if at all, that its drug candidates can be manufactured at an acceptable cost and with acceptable quality, that any approved drugs can be successfully marketed or that the Company will achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Uncertainty of Technology. The Company's proposed business strategy is based principally upon the application of the Company's Avian Technology platform, which encompasses various elements from the fields of biotechnology and pharmaceutical chemistry, and the application of these technologies to the discovery and development of pharmaceuticals for the treatment of infections of the human GI tract. This strategy is subject to the risks inherent in the development of new drugs using new and emerging technologies. There can be no assurance that unforeseen problems will not develop with these technologies or applications, that the Company will be able to address successfully technological challenges it encounters in its research and development programs or that commercially feasible drugs will ultimately be developed by the Company. See "Risk Factors--Competition" and "Business-Competition."

     Unproven Safety and Effectiveness of Drug Candidates; Uncertainties Related to Clinical Trials. The Company's drug candidates will require additional research and development, extensive clinical testing and regulatory approval prior to any commercial sales. The Company cannot predict if or when any of its drug candidates under development will be commercialized. The Company currently has only one drug candidate, IGX-CPL3, in human clinical trials. The Company will be required to successfully complete clinical trials to demonstrate the safety and efficacy of IGX-CPL3 as a treatment for cryptosporidial diarrhea in HIV-advanced patients, currently in a Phase III clinical trial in South Africa and Mexico, prior to seeking EU or other foreign regulatory approval or FDA approval. In addition, there can be no assurance that the FDA will accept data obtained from any foreign clinical trials. Further, there can be no assurance that any clinical trial will be successful, that it will be completed in a timely manner or that additional clinical trials will not be required. Although there were no clinically significant adverse effects from IGX-CP in the Phase I/II clinical trial which was completed in November 1995, there can be no assurance that serious side effects from IGX-CPL3 will not be reported as the Phase III clinical trial proceeds. The results from early clinical trials may not be predictive of results that will be obtained in large scale clinical trials, as a number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

     There can be no assurance that the Phase III clinical trial for IGX-CPL3 will demonstrate any safety and efficacy or will be completed successfully in a timely manner, if at all. There also can be no assurance that clinical trials for the Company's other drug candidates will be commenced, or if commenced, that they will demonstrate safety and efficacy or will be completed successfully in a timely manner, if at all. The rate of completion of the Company's clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment is a result of many factors, including the size of the patient population, the nature of the clinical protocol under which the particular drug candidate will be studied, the proximity of the patient to a clinical site, the eligibility criteria for the study, the availability of alternative treatments and cultural views on treatment. Delays in planned patient enrollment may result in increased costs, regulatory filing delays, abandonment of drug development efforts or any of the foregoing. Furthermore, the Company, the EU, other foreign regulatory authorities or the FDA may suspend or terminate clinical trials at any time. Failure to complete successfully any of its clinical trials on a timely basis, or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

     Extensive Government Regulation; No Assurance of Regulatory Approval. The Company is subject to extensive governmental regulatory requirements and a lengthy approval process for its drug candidates. The development and commercial use of the Company's drug candidates will be regulated by numerous federal, state and local governmental authorities in the U.S., including the FDA, and comparable foreign regulatory agencies abroad. Further, the nature of the Company's research and development and manufacturing processes require testing on certain laboratory animals. Accordingly, the Company is subject to extensive federal, state and local laws, rules, regulations and policies governing the use of and care for laboratory animals. Although the Company believes it is in compliance with all such laws and maintains policies and procedures to ensure that it remains in compliance, there can be no assurance that accidents will not happen that would expose the Company to legal risk and/or financial loss. Furthermore, there can be no assurance that current laws will not be changed or that new laws will not be passed that force the Company to change its policies and procedures, an event which could impose significant costs on the Company.

     The U.S. and foreign regulatory approval processes for the Company's drug candidates, including required preclinical studies and clinical trials, are lengthy and expensive. The Company has only limited experience in conducting clinical trials, filing or pursuing applications necessary to gain regulatory approvals. Preclinical testing of the Company's drug candidates in the U.S. is subject to current Good Laboratory Practices ("GLP") as prescribed by the FDA and the manufacture of any drug candidates developed by the Company will be subject to current Good Manufacturing Practices ("GMP") as prescribed by the FDA as well as comparable foreign practices. There can be no assurance that the necessary foreign regulatory and FDA clearances and subsequent approvals will be obtained in a timely manner, if at all. There can be no assurance as to the length of the clinical trial period or the number of patients that will be required to be tested in the clinical trials in order to establish the safety and efficacy of IGX-CPL3 or any future drug candidates of the Company. The Company may encounter unanticipated delays or significant costs in its efforts to secure necessary foreign or FDA approvals. There can be no assurance, even after the performance of clinical trials and the passage of time and the expenditure of such resources, that regulatory approval will be obtained for any of the drug candidates that may be developed by the Company. The Company's analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities which could delay, limit or prevent EU, other foreign agency or FDA regulatory approval.

     The Company and its strategic partners are subject to numerous and varying foreign regulatory requirements governing the design and conduct of preclinical and clinical trials and the manufacturing and marketing of its drug candidates. The Phase III clinical trial of IGX-CPL3 is being conducted in South Africa under an EU-reviewed protocol. The Company expanded the Phase III clinical trial in Mexico in July 1998 under the same protocol. If the trial is successful, the Company intends to file for marketing approval of IGX-CPL3 to treat cryptosporidial diarrhea in HIV-advanced patients in the EU and certain South American countries. Approval of a drug candidate by applicable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the drugs in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval discussed below. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval set forth below, and there can be no assurance that foreign regulatory approvals will be obtained on a timely basis, if at all. There can be no assurance that the EU regulatory authorities will in fact accept the data from that portion of the clinical trial conducted in Mexico.

     The Company also may apply for FDA approval of IGX-CPL3 to treat cryptosporidial diarrhea in HIV-advanced patients. The current Phase III clinical trial in South Africa and Mexico is based upon a protocol that has not been approved by the FDA. If such trial is successful, there can be no assurance that the FDA will in fact accept the data obtained from such trial in connection with seeking FDA approval of IGX-CPL3. Even if regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a drug may be marketed. A marketed drug also is subject to continual FDA and other regulatory agency review and regulation. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a drug or withdrawal of the drug from the market, as well as possible civil or criminal sanctions. In addition, if marketing approval is obtained, the FDA may require post-marketing testing and surveillance programs to monitor the drug's efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of the monitored drug. See "Business--Government Regulation."

     Uncertainty Regarding Patents and Proprietary Rights. The Company and the University of Arizona (the "University") have entered into research agreements (the "Research Agreements") under which the Company has funded research undertaken by the University. As a result of certain research, the Company and the University have entered into license agreements (the "Licenses") under which the Company is granted certain exclusive, worldwide, royalty-bearing licenses to commercialize the inventions set forth in the University's one issued patent and several patent applications relating to aspects of Avian Technology utilized by the Company in exchange for royalty payments by the Company. However, the Licenses do not provide the Company with rights to license from the University inventions relating to Avian Technology where the related research has not been funded by the Company. See "Business--Research and Development."

     The Licenses presently pertain to one issued U.S. patent, two continuation applications pending in the U.S., three other patent applications pending in the U.S. (as well as three corresponding foreign applications) and one provisional patent application pending in the U.S. The issued U.S. patent (No. 5,753,228), which issued on May 19, 1998 and will expire on May 19, 2015, relates to a method for treating parasitosis by the enteral administration of hyperimmune hen egg yolk antibodies.

     The Company believes that its ability to compete effectively will depend in large part on obtaining and maintaining access to patent and intellectual property protection on technologies utilized in its business (particularly with respect to aspects of Avian Technology licensed from the University). Pursuant to its rights and obligations under the Research Agreements and the License Agreements, the Company and the University pursue patent protection in the U.S. and certain foreign jurisdictions for certain technologies believed to be proprietary to the University and advantageous for the University and the Company. The Company's ability to compete effectively will depend in large part on the ability of the University to obtain and maintain a proprietary interest in such technologies which are licensed to the Company. The University may terminate any License on 90 days' notice upon any breach or default by the Company under the License or upon the bankruptcy or insolvency or receivership of the business of the Company. Upon termination of any License, all rights granted thereunder revert back to the University and, in such event, the University reserves the right to terminate all of the other Licenses. Any such termination would have a material adverse effect on the Company's business, financial condition and results of operations, or could result in cessation of the Company's business.

      Under the license agreement between IgX Oxford and Monsanto, either party may terminate the license agreement upon an event of default, including bankruptcy or insolvency of the other party or a material breach of the license agreement that is not cured within 30 days of notice of the breach. Monsanto also may terminate the license agreement if IgX Oxford shall have failed to give notice on or before September 1, 2000 of its intent to commence a Phase I clinical for N-nonyl-DNJ as a treatment for the Hepatitis B virus, which notice triggers

Monsanto's initial right of first refusal described herein or if IgX Oxford shall have failed to provide the notice required to trigger Monsanto's second right of first refusal described herein. Further, Monsanto can terminate the license agreement if IgX Oxford fails to commercialize N-nonyl-DNJ as a treatment for the Hepatitis B virus in at least one of the "Major Markets" (United States, the EU, Japan or the People's Republic of China) prior to September 1, 2004; alternatively, Monsanto has the option in such event to obtain an exclusive license from IgX Oxford for N-nonyl-DNJ as a treatment for the Hepatitis B virus in any such Major Market that it has so failed to commercialize such product. Finally, Monsanto may terminate the license agreement if IgX defaults under its obligations to fund IgX Oxford with up to $2 million as described in this Prospectus and fails to cure that default within 30 days notice. Any termination of the license agreement between IgX Oxford and Monsanto could have a material adverse effect on the Company's business, financial condition and results of operations.

     The patent and intellectual property positions of pharmaceutical and biotechnology companies, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. A number of pharmaceutical companies, biotechnology companies, universities and research institutions, many of whom have substantially greater resources than the Company and have made substantial investments and may be further along in development in technologies competitive with those utilized by the Company, have filed patent applications or received patents relating to treatments and technologies which are similar to or competitive with those of interest to the Company.

     Since a United States patent application is maintained under conditions of confidentiality while the application is pending in the United States Patent and Trademark Office (the "PTO"), the Company is unable to determine the inventions being claimed in pending patent applications filed by its competitors in the PTO. In addition, patents issued and applications pending which relate to the Company's areas of interest are numerous, and there can be no assurance that the Company is aware of all potentially competitive or conflicting patents (either pending or issued) or other intellectual property rights. The existence of such other patents, patent applications and rights could result in a significant reduction of the coverage of rights held or to be held by the Company (i.e., rights held under the Licenses) and the Company's ability to realize any significant patent protection with respect to such rights.

     Furthermore, while the Company holds rights (under the Licenses) to one issued U.S. patent and several pending applications in the U.S. and internationally, there can be no assurance that any of the pending applications will result in the issuance of any patents, that such applications will have priority over the applications of others, that, if issued, any patents to which the Company holds rights might offer protection against competitors with similar technologies or that the Company will not require additional rights to conduct its business. There can also be no assurance that any patent, if issued or following issuance, will not be challenged, invalidated or circumvented, or that the rights created thereunder would afford the Company a competitive advantage.

     The commercial success of the Company also depends in large part on the Company neither infringing valid, enforceable patents or proprietary rights of third parties, nor breaching any licenses that may relate to the Company's business. In this regard, the Company is aware of certain third-party patents and competitive proprietary technologies that may relate to its business. Specifically, the Company is aware of certain intellectual property rights belonging to third parties that could be interpreted to compromise the Company's freedom to practice and/or obtain rights to patent protection with respect to certain aspects of the Company's technologies in the areas of the treatment of infections with hen egg antibodies and the formulation of lipid-reduced preparations. In the event of an unfavorable interpretation of third party intellectual property rights (including the third party intellectual property rights of which the Company is aware), the Company may be required to obtain licenses from such third parties. There can be no assurance that any such licenses would be available to the Company upon reasonably acceptable terms, if at all. If the Company were so required to obtain licenses from such parties, and if the Company were unable to obtain such licenses on reasonably acceptable terms or the Company were unable to practice, develop and exploit such technologies, the Company's technologies and business could be materially and adversely affected. There can also be no assurance that the Company does not or will not infringe other patents, intellectual property or proprietary rights of third parties (including patents and rights which may issue or arise in the future). Any legal action or threat against the Company claiming damages or seeking to enjoin commercial activities relating to the Company's business affected by third-party rights, in addition to subjecting the Company to potential litigation and liability for damages, may require the Company to obtain licenses in order to continue to pursue its business. There can be no assurances that the Company would prevail in any such action or that any license (including licenses proposed by third parties) required under any third party rights would be made available on commercially acceptable terms, if at all. The Company could also face significant costs and loss of time by management and key employees as a result of any litigation relating to such third party rights.

     Certain underlying aspects of the technologies utilized and pursued by the Company and the University may already be and have been in existence in the scientific community in certain embodiments. There are United States and foreign patents and patent applications held by third parties in the Company's commercial areas of interest and the Company believes that there may be significant litigation in the Company's industry and commercial areas of interest regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources, which could have a material adverse effect on the Company. Additionally, the defense and prosecution of patent interference proceedings before the PTO or other related administrative or court proceedings could result in substantial expense to the Company and significant diversion of effort by the Company's technical and managerial personnel. There can be no assurance that the Company will not in the future become involved in PTO interference proceedings or other litigation to determine the priority of inventions. In addition, laws of certain foreign countries do not protect intellectual property to the same extent as laws in the United States, which may subject the Company to additional difficulties in protecting its intellectual property in foreign countries.

     The Company uses intellectual property owned by others and licensed to the Company. Disputes may arise as to the ownership rights in such intellectual property and related technology. The Company may also rely on certain technologies to which it does not have exclusive rights or which may not be patentable or proprietary and thus may be available to competitors.

     There can be no assurance that the steps taken by the Company, the University or Monsanto to protect intellectual property and proprietary rights will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. Furthermore, there can be no assurance that others will not independently develop products that are similar or superior to those proposed for development or commercialization by the Company, duplicate any of the technologies utilized by the Company or design around any patent or other intellectual property rights held by the Company.

     The Company's commercial success and ability to compete effectively will also depend upon the unpatented trade secrets and confidential information of the Company and its licensors (such as the University), especially where patent protection is not believed to be appropriate or obtainable. In this regard, the Company relies upon trade secrets, technical know-how and continuing inventions of the Company and its licensors to develop and maintain the Company's competitive position. There can be no assurance that the Company can obtain or maintain meaningful protection of such trade secrets or know how or that the Company will be capable of obtaining or maintaining protection for its rights to such trade secrets or know how. The Company attempts to protect its trade secrets and technologies utilized by it in part through confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance, however, that these agreements will not be breached or terminated, that licensors utilizing similar agreements with their employees, consultants and contractors will not suffer from the breach or termination of such agreements, that the Company would have adequate remedies for any breach or that trade secrets or know-how utilized by the Company will not otherwise become known or be independently discovered by competitors. See "Business--Patents and Proprietary Rights."

     Dependence on Strategic Partners. The Company is dependent on strategic partners including Sintofarma and Gador for support in drug research and development and the regulatory approval process, manufacturing, marketing and distribution of its drug candidates abroad and in the U.S., if and when they are approved for marketing by the EU, other foreign regulatory agencies and the FDA. The Company's receipt of royalties from strategic partners, if any, will be affected by the level of efforts and financial resources of its partners. There can be no assurance that the Company's partners will devote the resources necessary to complete research and development, and commence manufacturing and marketing, of the drug candidates in their respective territories, or that they will successfully market such drugs. Strategic partners may pursue alternative drug candidates and technologies which may compete with the Company's drug candidates and technologies. There can be no assurance that any particular partner will have sufficient financial resources to assist the Company in drug research and development, the regulatory approval process, manufacturing, marketing and distribution of its drug candidates abroad and in the U.S. There can be no assurance that any strategic partner will commercialize the Company's drug candidates.

     IgX has recently entered into two strategic partnerships with respect to the development and commercialization of its Avian Technology-based drug candidates in South America, Latin America and Mexico. In addition, the Company also recently entered into a joint venture for the potential treatment of the Hepatitis B virus infection. See "Business--Strategic Partnerships" There can be no assurance that these strategic partnerships and joint ventures, or that any future strategic partnership, will lead to the development or commercialization of current or future drug candidates, nor that future partnerships, if entered into, will be on terms favorable to the Company or will be successful. If the Company were unable to enter into strategic partnerships with capable partners on commercially reasonable terms, or if existing arrangements were terminated, the development and commercialization of future drug candidates would be delayed and possibly postponed indefinitely. See "Business--Strategic Partnerships" and "--Manufacturing."

     Uncertainty of Market Acceptance of Avian Technology and Drugs. The commercial success of the Company's drug candidates, if and when approved for marketing by the EU, other foreign agencies and the FDA, will depend on their acceptance by the medical community and third-party payors as safe and cost-effective. Market acceptance will depend on the ability of the Company and its strategic partners to educate the medical community and third-party payors about the benefits of the Avian Technology embodied in the Company's initial drug candidates compared to other available treatments for GI tract diseases, such as antibiotics and vaccines. The Company's Avian Technology represents a new approach to treating GI tract diseases and market acceptance of the Company's drug candidates is critical to the Company's success. There can be no assurance that the Company's drug candidates will gain market acceptance if approved for marketing by the EU, other foreign agencies or the FDA. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--IgX Strategy" and "--Competition."

     Uncertainty of Adequate Reimbursement. The Company expects that sales volumes and prices of its drug candidates will be dependent in large measure on the availability of reimbursement from governmental and other third-party payors, including health insurance companies. The Company believes that reimbursement in the future will be subject to increased restrictions in the U.S. and in foreign markets. The Company believes that the overall escalating cost of medical drugs and services has led to, and will continue to lead to, increased pressures on the health care industry, both foreign and domestic, to reduce the cost of drugs and services, including any drugs offered by the Company. There can be no assurance, in either the U.S. or foreign markets, that governmental and other third party reimbursement and coverage will be available or adequate, that current reimbursement amounts will not be decreased in the future or that future legislation, regulation, or reimbursement policies of governmental and other third-party payors will not otherwise adversely affect the demand for the Company's drug candidates or its ability to sell its drug candidates on a profitable basis. The unavailability or inadequacy of governmental and other third-party payor coverage or reimbursement could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Reimbursement."

     Intense Competition. The pharmaceutical industry is subject to intense competition. The Company has many competitors, including pharmaceutical, biotechnology and chemical companies, a number of which are actively developing and marketing drugs that could compete with the Company's drug candidates. IgX is aware of direct competition from companies with drugs and drug candidates designed to use immune mechanisms to treat infections and also potential competition from companies developing new antibiotics and other anti-infective substances. Several companies are or have been developing milk-derived drugs for treating or preventing cryptosporidial diarrhea; others are developing vaccines designed to elicit active immune defenses against H. pylori or C. difficile. In addition, certain companies are developing drug candidates that seek to treat Hepatitis B. Numerous pharmaceutical, biotechnology and chemical companies, academic institutions, governmental agencies and other public and private research organizations are conducting research and development of new drugs which will address the same diseases IgX seeks to address. Many of these competitors have substantially greater financial, human and other resources and greater expertise in research and development, manufacturing, marketing and distribution than the Company. Some of these competitors may be further along in clinical trials of their drug candidates than the Company. Such companies may succeed in developing technologies and drugs that are more effective or less costly than any of those that may be developed by the Company and may be more successful in developing, manufacturing and marketing drugs. There can be no assurance that the Company will be able to compete successfully in the future, that developments by others will not render the Company's drug candidates non-competitive or that the Company's customers will not choose to use competing technologies or drugs. See "Business--Competition."

     Risk of Technological Obsolescence. The pharmaceutical industry is subject to rapid technological change. Numerous pharmaceutical, biotechnology and chemical companies, academic institutions, governmental agencies and other public and private research organizations are conducting research and development of new products which will address the same diseases IgX seeks to address. There can be no assurance that developments by others will not render the Company's drug candidates obsolete.

     Quarterly Fluctuations in Operating Results. The Company's results of operations have varied and will continue to vary significantly from quarter to quarter and depend on, among other factors: the timing of royalties, if any, received from strategic partners; the formation of new strategic partnerships by the Company; the timing of expenditures in connection with research and development activities, including clinical trials, and further developing the Company's manufacturing capabilities; the timing of drug candidate introductions and associated launch, marketing and sales activities if and when any of the Company's drug candidates is approved; and the timing and extent of any drug candidate acceptance for different indications and geographical areas of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Future Capital Needs; Uncertainty of Additional Funding. Since inception, the Company has funded its operations primarily through private sales of debt and equity securities. The Company believes that the proceeds of this Offering, together with existing cash and cash equivalents, will be sufficient to fund its operations through December, 2000. The Company believes that it will need to raise substantial additional funds for research, development and other expenses, through equity or debt financings, strategic partnerships or otherwise, prior to commercialization of any of its drug candidates other than IGX-CPL3 as a treatment of cryptosporidial diarrhea in HIV-advanced patients. Depending on the success of its current Phase III clinical trial and the timing of governmental regulatory approvals, if any, the Company also may need to raise additional funds prior to commercialization of IGX-CPL3 as a treatment for cryptosporidial diarrhea in HIV-advanced patients. The Company's future liquidity and capital requirements will depend upon numerous factors, including the following: the progress and scope of clinical trials; the timing and costs of filing any future regulatory submissions; the timing and costs required to receive EU, U.S. and other foreign governmental approvals; the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; the cost and timing of establishing any FDA-approved or foreign government approved full-scale manufacturing facilities; the extent to which the Company's drug candidates gain market acceptance; the timing and costs of any drug candidate introductions; the extent of the Company's ongoing research and development programs; and, if necessary once any regulatory approvals are received, if at all, the costs of developing marketing and distribution capabilities. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations. If adequate funds are not available, the Company may be required to curtail its operations significantly or to obtain funds by entering into arrangements with strategic partners or others that may require the Company to relinquish rights to certain of its technologies, drug candidates, or potential markets. To the extent that additional capital is raised through the sale of equity or securities convertible into equity, the issuance of such securities could result in dilution to the Company's existing stockholders. Future investors may be granted rights that are superior to those held by the holders of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limited Manufacturing Capability. To date, the Company has been able to produce sufficient quantities of its drug candidates for development and clinical trials from its pilot production facilities in Arizona and Ireland. The Company does not have full-scale manufacturing capability for any of its drug candidates. The Company intends to continue to utilize its pilot production facilities for continuing research and development, including preclinical and clinical trials. Under its strategic partnership with Sintofarma, the Company and Sintofarma have agreed to form a joint venture entity, IgX Sintofarma, to own and operate a manufacturing facility in Brazil initially for pilot production of sufficient quantities of its drug candidates for clinical trials in Brazil and for full-scale production for the Company's Avian Technology-based products, if and when approved for sale. The future Brazilian facility is anticipated to be an FDA-approved facility. See "Risk Factors--Dependence on Strategic Partnerships" for a discussion of certain risks relating to the Company's reliance on Sintofarma. In addition, if the existing Phase III clinical trial of IGX-CPL3 is successful, the Company may develop its own FDA-approved full-scale manufacturing facility, in Ireland or elsewhere. If the Company elects to build such a facility in Ireland, it may seek Irish government financing. There can be no assurance that such financing will be available or, if available, that the terms of such financing will be satisfactory to the Company. Such development would require significant expenditures of capital and significant devotion of management attention and resources. The Company would be required to hire and train sufficient personnel and comply with the extensive regulations applicable to such a facility. There is no assurance that IgX, either directly or through any of its strategic partnerships, will be able to establish a manufacturing facility that complies with current GMP requirements sufficient for full-scale commercial manufacturing. See "Business--Strategic Partnerships" and "--Manufacturing."

     Potential Product Liability Exposure and Insurance. The clinical testing, manufacturing and marketing of the Company's drug candidates may expose the Company to product liability claims, and there can be no assurance that the Company will not experience material product liability losses in the future. IgX Limited currently has limited product liability insurance in the amount of approximately $7.5 million (or Irish pounds 5 million) per occurrence for the use of IgX's drug candidates in clinical trials, but there can be no assurance that such coverage limits will be adequate, that such coverage will continue to be available on terms acceptable to IgX Limited or that such coverage will be adequate for liabilities actually incurred. The Company does not currently have product liability insurance coverage for the commercial sale of its drug candidates but intends to obtain such coverage if and when its drug candidates are commercialized. However, there can be no assurance that the Company will be able to obtain adequate additional product liability insurance coverage on acceptable terms, if at all. A successful claim brought against the Company in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against the Company, may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Product Liability Insurance."

     Animal Rights Activists. The current and future activities of the Company involve animals and products derived from animals. The utilization of animals in research and development and drug candidate commercialization is subject to increasing focus by animal rights activists. It is the Company's policy to implement immunization and procurement practices that do not interfere with the normal animal health and production practices used by the dairy and poultry industries. The Company, however, may be adversely affected by the activities of animal rights groups and other organizations that have protested various animal research and development programs.

     Dependence Upon Key Personnel. The Company's business and operating results depend in significant part upon the continued contributions of its key technical and senior management personnel, many of whom would be difficult to replace and certain of whom perform important functions for the Company beyond those functions suggested by their respective job title or description. The Company's business and operating results also depend in significant part upon its ability to attract and retain qualified management, scientific and technical personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. Although the Company maintains a $3 million key man insurance policy on the life of Albert J. Henry, its Chairman and Chief Executive Officer, the loss of Mr. Henry, or a key employee, the failure of any key employee to perform in his or her current position, or the Company's inability to attract and retain skilled employees, as needed, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management--Executive Officers and Directors."

     International Operations; Currency Fluctuations. The Company's operating expenses are incurred in several international currencies, since it is headquartered in the U.S. and owns properties and participates in operations abroad. Such operations abroad are subject to certain risks, including government regulation, export and import license requirements, risks of tariffs or trade barriers and political and economic instability.

     The Company expects that any drug candidate, if and when approved for sale, will be marketed internationally and priced in the currency of the country in which it is sold. Accordingly, the prices of such products in local currency will vary as the value of the U.S. dollar fluctuates against such local currencies. In addition, any royalty payment to be made to IgX or its affiliate companies by Sintofarma or Gador is denominated in the currency of the country where sales are made. There can be no assurance that there will not be increases in the value of the U.S. dollar against such currencies, reducing the U.S. dollar return to IgX on the sales of products. Furthermore, there can be no assurance that significant fluctuations in foreign currency values will not occur that will create sufficient differences in the relative prices of the products in different countries, such that IgX will find it necessary to reduce its prices in certain local currencies in order to bring the relative cost of any of its products into a competitive price range. The Company does not currently engage in foreign currency hedging transactions. However, as the Company continues to expand its international operations, exposures to gains and losses on foreign currency transactions may increase, and the Company may consider engaging in such hedging transactions to limit its exposure to potential losses from foreign currency transactions.

     No Prior Public Market; Possible Volatility of Share Price. Prior to this Offering, there has been no prior public market for the Common Stock, and there can be no assurance that an active public trading market will develop or be sustained after this Offering. The initial public offering price will be determined through negotiations between the Company and the Representative based on several factors and may not be indicative of the market price of the Common Stock after this Offering. The market prices of the capital stock of biotechnology companies have historically been volatile, and the market price of the shares of Common Stock may be highly volatile. The market price of the shares of the Common Stock may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of results of clinical trials, status of regulatory submissions and regulatory approvals, if at all, technological innovations, new drugs, drug candidates or new contracts by the Company or its competitors, developments with respect to patents or proprietary rights, conditions and trends in the pharmaceutical and biotechnology industries, adoption of new accounting standards affecting such industries, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of development stage companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, class action securities litigation has often been brought against that company. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. See "Underwriting."

     Anti-Takeover Effect of Certain Charter and By-law Provisions and Delaware Law. The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") authorizes the Board of Directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock ("Preferred Stock") with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay for shares of the Company's Common Stock. The Restated Certificate also provides for staggered terms for the members of the Board of Directors. A staggered Board of Directors and certain provisions of the Company's By-laws (the "By-laws") and of Delaware law applicable to the Company could delay or make more difficult a merger, tender offer or proxy contest involving the Company. The Company, for example, will be subject to Section 203 of the General Corporate Law of Delaware which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years from the date the stockholder becomes an interested stockholder. In addition shareholder action may not be taken by written consent and Directors of the Company may only be terminated for cause. These provisions may have the effect of delaying or preventing a change of control of the Company without action by the stockholders and, therefore, could adversely affect the price of the Common Stock. See "Management," "Description of Capital Stock--Preferred Stock" and "--Anti-Takeover Measures."

     Control by Directors, Officers and Principal Stockholders. Upon completion of this Offering, the present directors, executive officers and principal stockholders of the Company and their affiliates will beneficially own approximately 69.8% of the outstanding Common Stock of the Company. As a result, these stockholders will be able to effectively control all corporate actions requiring stockholder approval, including the election of directors and approval of significant corporate transactions such as a merger of the Company or the sale of all or substantially all of the Company's assets. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

     Shares Eligible for Future Sale; Registration Rights. Future sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have 8,966,643 shares of Common Stock outstanding, assuming no exercise of options and warrants outstanding on September 28, 1998. Of these shares, the 2,300,000 shares sold in this Offering (plus any additional shares sold upon exercise of the Over-Allotment Option) will be freely tradeable without restriction under the Securities Act except any such shares which may be held by "affiliates" of the Company, as defined in Rule 144 under the Securities Act. The Company's officers, directors and existing stockholders, holding an aggregate of 6,666,643 shares, have agreed, subject to certain limited exceptions, not to offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any of the shares held by them as of the date of this Prospectus for nine months after the date of this Prospectus (the "lock-up period") without the prior written consent of the Representative. After the nine month period, all of such shares of Common Stock (plus approximately 159,589 shares issuable upon exercise of vested options) will be eligible for immediate sale in the public market subject to compliance with Rule 144 under the Securities Act. The holders of 4,854,066 shares of Common Stock have the right in certain circumstances to demand that the Company to register their shares under the Securities Act for resale to the public beginning one year after the effective date of the Registration Statement. In addition, if the Company proposes to register any of its securities under the Securities Act, for its own account, such holders are entitled to exercise their "piggyback rights" to include their shares in such registration beginning nine months after the effective date of the Registration Statement.

     No prediction can be made as to the effect, if any, that market sales of additional shares or the availability of such additional shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have an adverse impact on the market price for the Common Stock or impair the Company's ability to raise additional capital through an offering of its equity securities. In addition, approximately nine months after the date of this Prospectus, the Company expects to file a registration statement on Form S-8 registering a total of approximately 1,425,857 shares of Common Stock reserved for issuance under the Company's stock option plans, 825,857 of which shares are subject to outstanding options. See "Management--Director Compensation," "--Stock Option Plans," "Description of Capital Stock," "Shares Eligible for Future Sale--Registration Rights" and "Underwriting."

     Immediate and Substantial Dilution. Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution of approximately $6.58 per share in the per-share net tangible book value of their investment from the assumed $9.00 per share initial public offering price. Additional dilution will occur upon exercise of outstanding options. See "Dilution" and "Shares Eligible for Future Sale."

     Potential Adverse Effect of Representative's Warrants. At the consummation of this Offering, the Company will sell to the Representative for nominal consideration the Representative's Warrants to purchase 230,000 shares of Common Stock (the "Representative's Warrants"). The Representative's Warrants will be exercisable for a period of four years commencing one year from the date of this Prospectus at an exercise price equal to 120% of the initial public offering price per share of Common Stock. For the term of the Representative's Warrants, the holders thereof will have, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the Representative's Warrants remain unexercised, the Company's ability to obtain additional capital might be adversely affected. Moreover, the holders of the Representative's Warrants may be expected to exercise such Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital through a new offering of its securities on terms more favorable than those provided by the Representative's Warrants. See "Underwriting."

     Year 2000 Risk. In common with users of computers around the world, IgX is investigating whether and to what extent the date change from 1999 to 2000 may affect its information systems. The Company expects to implement the systems and programming changes necessary to address year 2000 issues with respect to its internal systems without significant expense. Nevertheless, there can be no assurance that the Company's systems will not be affected by the date change from 1999 to 2000, or that the cost of any remedial actions, if necessary, will not have a material adverse effect on its business, financial condition and results of operations. The Company also relies, directly and indirectly, on external systems of business enterprises such as strategic partners, suppliers, financial organizations, research facilities and governmental entities, both domestic and international, for accurate exchange of data. Even if the internal systems of the Company are not materially affected by the year 2000 computer programming issue, the Company could be affected by disruptions in the operation of the enterprises with which the Company interacts.

     Absence of Dividends. To date, the Company has neither declared nor paid any cash dividends on shares of its Common Stock and it does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,300,000 shares of Common Stock offered hereby are estimated to be $18.1 million ($21.0 million if the Over-Allotment Option is exercised in full), after deducting the underwriting discount and other estimated expenses of this Offering, based on an assumed initial public offering price of $9.00 per share.

     The Company expects to use the net proceeds of this Offering for further research and development and animal studies on Avian Technology-based drug candidates, clinical development, including the manufacture of drug candidates for use in any trials (not otherwise funded by its strategic partners) and approximately $2.0 million to fund IgX Oxford. The balance of the net proceeds of this Offering will be used for working capital and general corporate purposes. Exact allocation of the net proceeds and the timing of such expenditures will depend on various factors, including the results of further animal studies, timing of the Company's and IgX Oxford's human clinical trials and regulatory filings.

     Pending the use of the net proceeds of this Offering, the Company will invest the funds in short-term interest bearing, investment grade securities.

                                DIVIDEND POLICY

     To date, the Company has neither declared nor paid any cash dividends on shares of its Common Stock and it does not anticipate declaring or paying any cash dividends in the foreseeable future.

                                    DILUTION

     Purchasers will experience immediate dilution in net tangible book value of their Common Stock from the assumed initial public offering price. As of June 30, 1998, the Company had a negative net tangible book value of approximately $1.8 million, or $2.60 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets, less total liabilities, divided by the number of shares of Common Stock then outstanding. Giving effect to (i) the conversion of all indebtedness owed to stockholders of the Company ($5.0 million of principal and accrued interest at June 30, 1998) into 719,281 shares of Common Stock, and (ii) the conversion of the outstanding shares of preferred stock into 4,854,066 shares of Common Stock upon consummation of this Offering, the pro forma net tangible book value as of June 30, 1998 would be approximately $2.6 million or $0.42 per share. After giving effect to the sale of 2,300,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $9.00 per share and after deducting the underwriting discount and other estimated expenses of this Offering), the pro forma net tangible book value of the Company as of June 30, 1998 would have been $20.8 million, or $2.42 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $2.00 per share to existing investors and an immediate dilution of $6.58 per share of to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial offering price per share...............................................            $9.00
  Pro forma net tangible book value per share before the Offering......................   $0.42
  Increase per share attributable to new investors.....................................    2.00
                                                                                          -----
Pro forma net tangible book value per share after the Offering.........................             2.42
                                                                                                   -----
Dilution in pro forma net tangible book value per share to new investors(1)............            $6.58
                                                                                                   -----
                                                                                                   -----

------------------
(1) Does not give effect to the exercise of (i) 825,857 shares subject to options to purchase shares of Common Stock outstanding as of September 28, 1998 at a weighted average exercise price of $1.51 per share and (ii) a warrant on September 25, 1998, issued to an existing stockholder, into 370,000 shares of Common Stock.

     If the Over-Allotment Option is exercised in full, the pro forma net tangible book value per share of the Common Stock after this Offering would be $2.64 per share, which would result in dilution to new investors in this Offering of $6.36 per share.

      The following table sets forth as of June 30, 1998, after giving pro forma effect to (i) the conversion of all indebtedness owed to stockholders of the Company ($5.0 million of principal and accrued interest at June 30, 1998), into 719,281 shares of Common Stock, and (ii) the conversion of the outstanding shares of preferred stock into 4,854,066 shares of Common Stock upon consummation of this Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and the new investors (before deducting the underwriting discount and estimated Offering expenses):

                                                 SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                               --------------------     ----------------------     PRICE PAID
                                                NUMBER      PERCENT       AMOUNT       PERCENT     PER SHARE
                                               ---------    -------     -----------    -------     ----------
Existing stockholders.......................   6,283,377      73.20%    $17,013,497      45.11%      $ 2.71
New investors...............................   2,300,000      26.80      20,700,000      54.89       $ 9.00
                                               ---------    -------     -----------    -------
    Total (1)...............................   8,583,377     100.00%    $37,713,497     100.00%
                                               ---------    -------     -----------    -------
                                               ---------    -------     -----------    -------

------------------
(1) Does not give effect to the exercise of (i) 825,857 shares subject to options to purchase shares of Common Stock outstanding as of September 28, 1998 at a weighted average exercise price of $1.51 per share and (ii) a warrant on September 25, 1998, issued to an existing stockholder, into 370,000 shares of Common Stock. See "Management--Stock Option Plan" and "Description of Capital Stock."

                                 CAPITALIZATION

The following table sets forth, at June 30, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization after giving effect to
(A) the conversion of all indebtedness owed to stockholders of the Company ($5.0 million of principal and accrued interest at June 30, 1998) into 719,281 shares of Common Stock and (B) the conversion of the outstanding shares of preferred stock into 4,854,066 shares of Common Stock upon consummation of this Offering, and (iii) the pro forma capitalization as adjusted to give effect to the sale of 2,300,000 shares of Common Stock offered by the Company at an assumed initial offering price of $9.00 per share and the application of the estimated net proceeds therefrom after deducting the underwriting discount and other estimated expenses of the Offering. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                                           JUNE 30, 1998
                                                                             -----------------------------------------
                                                                                (AMOUNTS IN THOUSANDS EXCEPT SHARE
                                                                                      AND PER SHARE AMOUNTS)
                                                                                                         PRO FORMA
                                                                             ACTUAL     PRO FORMA(1)    AS ADJUSTED(2)
                                                                             -------    ------------    --------------
  Notes payable to stockholders...........................................   $ 4,485            --               --
Capital deficiency:
  Series B preferred stock ($0.001 par value; 1,874,999 shares authorized;
    1,154,065 shares issued and outstanding, actual; none issued and
    outstanding, pro forma and pro forma as adjusted).....................         1            --               --
  Series A preferred stock ($0.001 par value; 3,700,001 shares authorized, issued and outstanding, actual; none issued and outstanding, pro forma
    and pro forma as adjusted)............................................         4            --               --
  Common stock ($0.001 par value; 15,000,000 shares authorized; 710,030 shares issued and outstanding, actual; 6,283,377 shares issued and outstanding, pro forma; 8,583,377 shares issued and outstanding, pro
    forma as adjusted)....................................................         1      $      6         $      9
Additional paid-in capital................................................    12,925        19,075           37,209
Cumulative translation adjustment.........................................      (401)         (401)            (401)
Deficit accumulated during development stage(3)...........................   (14,374)      (16,039)         (16,039)
                                                                             -------      --------         --------
  Total (capital deficiency) stockholders' equity.........................    (1,844)        2,641           20,778
                                                                             -------      --------         --------
    Total capitalization..................................................   $ 2,641      $  2,641         $ 20,778
                                                                             -------      --------         --------
                                                                             -------      --------         --------

------------------
(1) Gives effect to the September 1998 conversion of all notes payable to stockholders of the Company into 719,281 shares of Common Stock at $7.00 per share, assuming conversion at June 30, 1998.
(2) Gives effect to the sale of the shares of Common Stock offered hereby, at an assumed initial offering price of $9.00 per share and the application of the estimated net proceeds thereon, after deducting the underwriting discount and estimated offering expenses.
(3) Gives effect to the recognition into expense of $550 representing the unamortized portion of the discount associated with the $1,000 promissory note issued to NEGF II, L.P., and a $1,115 loss on conversion of notes payable to stockholders into 719,281 shares of Common Stock at $7.00 per share, as described in note (1) above.

                      SELECTED CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

     The following selected consolidated financial data for each of the years in the three-year period ended December 31, 1997 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements included elsewhere herein. The following selected financial data for each year in the two-year period ended December 31, 1994 are derived from, and are qualified by reference to, the Company's audited financial statements not included herein. The selected consolidated financial data for the six-month periods ended June 30, 1997 and 1998 are derived from the unaudited financial statements of the Company included elsewhere herein and, in the opinion of management, include all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the data presented. The results for the six months ended June 30, 1998 are not indicative of results for the full year. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere herein.

                                                                                                 FEBRUARY 11,
                                                                                                    1992
                                                                                                 (INCEPTION)
                                                              DECEMBER 31,                           TO              JUNE 30,
                                          ----------------------------------------------------   DECEMBER 31,   -------------------
                                            1993       1994       1995       1996       1997        1997          1997       1998
                                          --------   --------   --------   --------   --------   ------------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Operating expenses:
  Research and development..............  $    176   $    330   $    475   $  1,136   $  3,426     $  5,800     $  1,874   $  1,577
  General and administrative............        80        281        718      1,119      1,733        4,095          521      1,911
                                          --------   --------   --------   --------   --------     --------     --------   --------
Total operating expenses................       256        611      1,193      2,255      5,159        9,895        2,395      3,488
Net interest expense....................        23         64        144        207        373          811          164        147
                                          --------   --------   --------   --------   --------     --------     --------   --------
Net loss before income taxes............      (279)      (675)    (1,337)    (2,462)    (5,532)     (10,706)      (2,559)    (3,635)
Income taxes............................        --         --         --          5         23           28           17          5
                                          --------   --------   --------   --------   --------     --------     --------   --------
Net loss................................  $   (279)  $   (675)  $ (1,337)  $ (2,467)  $ (5,555)    $(10,734)    $ (2,576)  $ (3,640)
                                          --------   --------   --------   --------   --------     --------     --------   --------
                                          --------   --------   --------   --------   --------     --------     --------   --------
Basic and diluted loss per share........  $  (0.80)  $  (1.52)  $  (1.88)  $  (3.48)  $  (7.82)                 $  (3.63)  $  (5.13)
                                          --------   --------   --------   --------   --------                  --------   --------
                                          --------   --------   --------   --------   --------                  --------   --------
Weighted average shares outstanding used
  for basic and diluted loss per
  share.................................   350,030    444,715    710,030    710,030    710,030                   710,030    710,030
                                          --------   --------   --------   --------   --------                  --------   --------
                                          --------   --------   --------   --------   --------                  --------   --------
BALANCE SHEET DATA (AT PERIOD END):
Cash....................................       171         61         86      4,257      1,973                                2,543
Working capital (deficiency)............      (356)    (1,035)    (2,741)     3,312        628                                1,284
Total assets............................       212        103        493      5,891      3,308                                3,654
Total liabilities.......................       540      1,104      2,831      6,190      5,075                                5,498
Capital deficiency......................      (329)    (1,001)    (2,338)      (299)    (1,768)                              (1,844)

                                          FEBRUARY 11,
                                             1992
                                          (INCEPTION)
                                              TO
                                           JUNE 30,
                                             1998
                                          ------------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Operating expenses:
  Research and development..............    $  7,377
  General and administrative............       6,006
                                            --------
Total operating expenses................      13,383
Net interest expense....................         958
                                            --------
Net loss before income taxes............     (14,341)
Income taxes............................          33
                                            --------
Net loss................................    $(14,374)
                                            --------
                                            --------
Basic and diluted loss per share........
Weighted average shares outstanding used
  for basic and diluted loss per
  share.................................
BALANCE SHEET DATA (AT PERIOD END):
Cash....................................
Working capital (deficiency)............
Total assets............................
Total liabilities.......................
Capital deficiency......................

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                       (ALL DOLLAR AMOUNTS IN THOUSANDS)

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

     The Company is a development stage enterprise developing drugs principally for the treatment of infectious diseases of the human GI tract for which there is a significant medical need for improved therapies. Since its inception in February 1992, the Company's efforts have been principally devoted to research and development and raising capital. To date, the Company has not generated any revenues and has not commercialized any products. From inception to June 30, 1998, the Company has incurred cumulative losses of $14,374, which includes non-cash charges of approximately $435 related to stock option compensation expense. These losses were primarily the result of expenditures related to research and development, general and administrative activities and interest expense on stockholder loans.

     The Company's initial three drug candidates seek to treat human GI tract infections caused by specific parasites or bacteria (types of pathogens) with proprietary, low lipid (fat), polyclonal antibodies derived from egg yolks of hens. The hens are injected with an amount of pathogen-specific antigens (foreign substances) necessary to cause the hens to produce an increased level of antibodies to that pathogen ("Avian Technology"). The Company's lead product candidate, IGX-CPL3, is designed to offer a treatment for cryptosporidial diarrhea, focusing on HIV-advanced patients where the Company believes no effective treatment currently exists. The two other Avian Technology-based drug candidates currently under development, IGX-CDL3 and IGX-HPL3, may offer valuable alternatives to traditional antibiotic treatments for certain GI tract infections at a time where there is an increasing development of drug resistance to antibiotics. The Company believes that the Avian Technology may be applied to the development of other drug candidates to treat additional GI tract infections. The Avian Technology has been developed in collaboration with Charles R. Sterling, Ph.D. and his colleagues at the University of Arizona.

     The Company's strategy is to develop products both independently and through strategic partnerships with large pharmaceutical companies, under which the Company will seek financial, preclinical and clinical trial, manufacturing and marketing assistance while retaining parallel manufacturing and/or marketing rights for the products. In August 1998, the Company organized a majority-owned subsidiary, IgX Oxford, which is seeking to develop a drug candidate using a proprietary compound (N-nonyl-DNJ), licensed to it exclusively from Monsanto, to treat Hepatitis B, for which there also is a significant medical need for improved therapy. N-nonyl-DNJ seeks to prevent the secretion of the Hepatitis B virus from the infected cells. In addition to IgX Oxford, in August 1998, IgX entered into strategic partnerships with Sintofarma, a Brazilian company currently responsible for the manufacturing and marketing of 26 pharmaceutical products in Argentina based on both unit volume and sales, and Gador, the second largest manufacturer and distributor of pharmaceutical products in Argentina. These agreements relate to the development and commercialization of the Company's Avian Technology-based drug candidates in South America, Latin America and Mexico. Each agreement requires IgX and the other party to make certain contributions and stipulates that IgX will receive a royalty from any eventual sale of specified products by the other party. To date, no revenue has been generated from any of these agreements.

     The Company is not expected to have any commercially available drugs for the foreseeable future and expects to continue to incur substantial research and development costs in the future from ongoing research and development programs and manufacturing of drug candidates for use in preclinical testing and clinical trials. The Company also expects that general and administrative costs, including regulatory costs, and the creation of a marketing and sales organization, if warranted, will increase in the future. Accordingly, the Company expects to incur increasing operating losses for the foreseeable future. There can be no assurance that the Company will ever achieve profitable operations.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Research and development expenses were $1,577 and $1,874 for the six months ended June 30, 1998 and 1997, respectively, representing a decrease of $297,or approximately 16%. This decrease was due to the higher costs incurred during the six months ended June 30, 1997 related to locating sites to conduct Phase III clinical trials of IGX-CPL3 and costs incurred to obtain regulatory approvals to conduct these trials. This decrease was partially offset by an increase in patent applications and related costs on behalf of the University of Arizona.

     General and administrative expenses were $1,911 and $521 for the six months ended June 30, 1998 and 1997, respectively. This represents an increase of approximately $1,390, or 267%. This higher level of expense was the result of several factors, including the opening of the New Jersey and London offices during the latter half of 1997 for which there were expenses during the first half of 1998 compared to none during the same period in 1997. Further, there were increases in consulting costs related to market analysis and research during 1998, and non-cash compensation expense was recognized on certain stock option grants made during 1998.

     Net interest expense was $146 and $165 for the six months ended June 30, 1998 and 1997, respectively. The decrease of approximately 12% reflects the reduction in the average principal amount of notes payable to stockholders through the conversion of approximately $2.0 million of such indebtedness into shares of the Company's Series B Convertible Preferred Stock during December 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Research and development expenses were $3,426 and $1,136 for the years ended December 31, 1997 and 1996, respectively, representing an increase of approximately $2,290, or 202%. This increase was a result of investments in research and development funding for the Company's pilot production facility in Ireland, which commenced during the latter part of 1996; and the cost incurred in 1997 related to locating sites to conduct Phase III clinical trials of IGX-CPL3. During 1997, the Company also entered into sponsored university research agreements with the University, thereby increasing research and development costs.

     General and administrative expenses were $1,733 during 1997 compared to $1,119 during 1996, representing an increase of $614, or 55%. This increase was the result of the opening of the New Jersey and London offices in 1997 and the costs incurred in the Company's executive search efforts during 1997.

     Net interest expense was $372 and $207 for the years ended December 31, 1997 and 1996, respectively, representing an increase of $165, or 80%. This increase was attributable to the fact that 1997 included a full year of interest expense on loans received by the Company from its principal stockholder during 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Research and development expenses were $1,136 for the year ended
December 31, 1996, representing a $661 increase over the research and development expenses of $475 for the year ended December 31, 1995. This increase was the direct result of additional costs incurred related to the establishment of the Irish pilot production facility during 1996.

     General and administrative expenses were $1,119 and $718 for the years ended December 31, 1996 and 1995, respectively, representing an increase of $401, or 56%. This increase was also the direct result of additional costs incurred to establish an Irish administrative office of the Company.

     Net interest expense was $207 and $144 for the years ended December 31, 1996 and 1995, respectively. The increase of approximately $63, or 44%, reflected an increase in the average balance due on loans to the principal stockholder during 1996.

INCOME TAXES

     The Company has reported losses for tax purposes and, therefore, has not paid any federal or state income taxes in the U.S. since inception. The Company accounts for U.S. income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Realization of deferred income tax assets is dependent on future events and earnings, if any, the timing and extent of which are uncertain. Deferred tax assets at June 30, 1998 and at December 31, 1997 and 1996 of $3,532; $2,724; and $1,722, respectively, have been reduced to the estimated amount realizable, or zero. The reduction to zero is due to a valuation allowance based on management's assessment as to the Company's history of losses and uncertainty about future recoverability. At June 30, 1998, the Company had net operating loss carryforwards of approximately $13,000 available to offset future taxable income. These amounts, subject to certain limitations, will begin to expire at various dates from

2007 through 2018 for U.S. income tax purposes. These loss carryforwards are subject to limitation on future years utilization should certain ownership changes occur.

     The provision for income taxes for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998 primarily relates to the Irish tax on interest income earned on bank accounts in the Republic of Ireland.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has accumulated a deficit during its development stage of $14,374 as of June 30, 1998 and has used cash amounting to $11,357 in the aggregate to fund operations from inception through June 30, 1998, including over $7,000 related to research and development of technology and new drug candidates. As of June 30, 1998, the Company was committed to fund approximately $390 under sponsored research agreements with certain universities. To date, the Company has satisfied its cash requirements primarily through obtaining loans from stockholders and the issuances of preferred and common stock in private placement transactions. At June 30, 1998 the Company had $2,543 in cash and $1,284 in working capital. Net cash used in operating activities for the six months ended June 30, 1998 and 1997 was approximately $3,360 and $2,372, respectively. Net cash used in investing activities for the six months ended June 30, 1998 and 1997 was approximately $26 and $163. For the six months ended June 30, 1998, cash of approximately $3,950 was provided by financing activities, of which approximately $2,950 was provided from the issuance of Series B Preferred Stock. There was no cash provided by financing activities for the six months ended June 30, 1997. The Company believes that the proceeds from this Offering, together with existing cash and cash equivalents, will be sufficient to fund its operations through December 2000.

     Net cash used in operating activities for the years ended December 31, 1997 and 1996 was $4,501 and $1,372, respectively. For the years ended December 31, 1997 and 1996, net cash used in investing activities was $151 and $1,038, respectively. Net cash provided by financing activities for the years ended December 31, 1997 and 1996 was $2,554 and $6,875, respectively.

     As a means of raising capital, the Company and its subsidiary have from time to time received loans in the form of promissory notes from stockholders, principally from Henry Venture II Limited, the Chairman of which Albert J. Henry is also Chairman and Chief Executive Officer of the Company. The notes are unsecured and bear interest at a stated rate of 9% per annum. From the Company's inception to date, no amounts of principal or accrued interest have been repaid. However, from time to time, portions of the amounts due have been canceled in exchange for issuance of preferred stock of the Company. The amount of notes canceled corresponds to the value of the preferred stock issued upon cancellation of the notes. A reconciliation of the total proceeds received from the issuance of notes payable to stockholders to the balance of these notes payable at June 30, 1998 is as follows:

                                                                                         INCEPTION
                                                                                    (FEBRUARY 11, 1992)
                                                                                          THROUGH
                                                                                  ------------------------
                                                                                  DECEMBER 31,    JUNE 30,
                                                                                     1997           1998
                                                                                  ------------    --------
Cumulative proceeds from issuance of notes payable to stockholders.............     $  9,352      $ 10,351
Cumulative interest accrued on notes payable to stockholders...................          693           856
                                                                                    --------      --------
                                                                                      10,045        11,207
Less: notes payable to Henry Venture II Limited canceled and exchanged for:
  Series B mandatorily redeemable convertible preferred stock*.................       (2,086)       (2,086)
  Series C mandatorily redeemable convertible preferred stock*.................       (2,086)       (2,086)
  Series B convertible preferred stock.........................................       (2,000)       (2,000)
                                                                                    --------      --------
                                                                                       3,873         5,035 **
Less unamortized discount on note payable to NEGF II, L.P......................           --           550
                                                                                    --------      --------
Notes payable to stockholders..................................................     $  3,873      $  4,485
                                                                                    --------      --------
                                                                                    --------      --------

------------------
 * These securities were, in turn, canceled during 1996 in exchange for issuance of Series A convertible preferred stock.

** In September 1998, these notes were converted into 732,547 shares of Common
   Stock of the Company at $7.00 per share.

     Interest expense amounted to $162, $470 and $231 for the six months ended June 30, 1998 and for the years ended December 31, 1997 and 1996, respectively. At June 30, 1998, the balance due to stockholders under the promissory notes, including accrued and unpaid interest, amounted to $5,035. Of this balance, $341 is payable upon demand and has been recorded as a current liability.

     During September 1998, the Company entered into an agreement with Henry Venture II Limited and NEGF II, L.P. to cancel the outstanding balance of all notes payable to stockholders in exchange for 732,547 shares of Common Stock of the Company, at a conversion price of $7.00 per share. The cancellation of the notes payable to stockholders will require the Company to recognize a loss of approximately $527, representing the unamortized portion of the debt discount, on the early extinguishment of the notes payable NEGF II, L.P., for the quarter ending September 30, 1998. In addition, as a result of this exchange at a price per share below the expected initial public offering price of this Offering, the Company will be required to recognize an additional charge of approximately $1,100 million as a loss on extinguishment of notes payable to stockholders for the quarter ending September 30, 1998.

     The Company's principal source of liquidity consists of cash of approximately $2,543 at June 30, 1998. The Company expects that its capital requirements will increase substantially in future periods as the Company funds its current and anticipated research and development programs, including preclinical and clinical trials, and investments in property, plant and equipment to enhance manufacturing capabilities. As of June 30, 1998, the Company had outstanding commitments of $390 to fund sponsored university research agreements as well as $2,000 million to further research at IgX Oxford. The Company's future capital requirements will depend on many factors, including the progress and results of the Company's research and development programs and clinical trials, the time and costs required to gain regulatory approvals, if at all, costs of conducting research, costs of filing patents on behalf of organizations collaborating in the Company-sponsored research, costs of maintaining existing licenses and obtaining new licenses to use the Avian Technology and other technologies, the status of competing products and the market acceptance of the Company's products, if and when approved. The Company believes that the existing cash balances, along with the net proceeds from this initial public offering will be sufficient to meet the Company's strategic objectives, including anticipated cash needs for working capital, for a reasonable period of time. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of, and if successful, commence the manufacture and sale of its drug candidates, if and when approved by the applicable regulatory agencies. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could differ significantly.

     In order to meet its long-term financing requirements, the Company may be required to raise additional funds through public or private financing of securities, strategic partnerships or other arrangements. The Company has recently signed certain agreements with strategic partners and is engaged in preliminary discussions with several other potential strategic partners. However, there can be no assurance that the Company will benefit from strategic relationships and/or be able to obtain additional financing. There can be no assurance that such additional financing, if needed, will be available on terms attractive to the Company, or at all. The Company's ability to raise additional financing may be dependent on many factors beyond the Company's control, including the state of capital markets and the rate of progress on the Company's clinical trials. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Future strategic partnerships, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its intellectual property. Any of these events could adversely impact the Company's ability to commercialize its drug candidates. Refer to "Risk Factors--Future Capital Needs; Uncertainty of Additional Financing." Also refer to Note 2 of the Consolidated Financial Statements.

     Cash requirements for the Company may vary materially from those now planned due to the results of research and development activities, results of clinical testing, changes in focus and direction of the Company's research and development programs, manufacturing processes, competitive and technological advances, the FDA and other regulatory entities' approval processes, changes in the Company's marketing and distribution strategies and other factors.

YEAR 2000 RISK

     In common with users of computers around the world, IgX is investigating whether and to what extent the date change from 1999 to 2000 may affect its information systems. The Company expects to implement the systems and programming changes necessary to address year 2000 issues with respect to its internal systems without significant expense. Nevertheless, there can be no assurance that the Company's systems will not be affected by the date change from 1999 to 2000, or that the cost of any remedial actions, if necessary will not have a material adverse effect on its business, financial condition and results of operations. The Company also relies, directly and indirectly, on external systems of business enterprises such as stragetic partners, suppliers, financial organizations, research facilities and governmental entities, both domestic and international, for accurate exchange of data. Even if the internal systems of the Company are not materially affected by the year 2000 computer programming issue, the Company could be affected by disruptions in the operation of the enterprises with which the Company interacts.

                                    BUSINESS

OVERVIEW

     IgX is a development stage company developing drugs principally for the treatment of infectious diseases of the human GI tract for which there is a significant medical need for improved therapies. The Company's initial three drug candidates seek to treat human GI tract infections caused by specific parasites or bacteria (types of pathogens) with immunoglobulin (a type of antibody) produced by hens. This is an example of passive immunity, using an antibody produced by one individual or animal to treat or prevent infections in another ("passive immunity"). Specifically, these drug candidates consist of proprietary, low lipid (fat), polyclonal antibodies derived from egg yolks of hens. The hens are injected with an amount of pathogen-specific antigens (foreign substances) necessary to cause the hens to produce an increased level of antibodies to that pathogen ("Avian Technology"). The Company's lead product candidate, IGX-CPL3, is designed to offer a treatment for cryptosporidial diarrhea, initially focusing on HIV-advanced patients where the Company believes no effective treatment currently exists. The two other Avian Technology-based drug candidates currently under development, IGX-CDL3 and IGX-HPL3, may offer valuable alternatives to traditional antibiotic treatments at a time where there is an increasing development of drug resistance to antibiotics. The Company believes that the Avian Technology may be applied to the development of other drug candidates to treat additional GI tract infections. The Avian Technology has been developed in collaboration with Charles R. Sterling, Ph.D. and his colleagues at the University of Arizona. Further, in August 1998 the Company organized a majority-owned subsidiary, IgX Oxford, which is seeking to develop a drug candidate using a proprietary compound, N-nonyl-DNJ, licensed to it exclusively from Monsanto, to treat another infectious disease, Hepatitis B, for which there also is a significant medical need for improved therapy. N-nonyl-DNJ seeks to prevent the secretion of the Hepatitis B virus from the infected cells. The mechanism of action is that N-nonyl-DNJ prevents the sugars of one of the Hepatitis B virus antigens from being correctly biosynthesized, so that the virus does not form, as evidenced in animal studies described in the May 1998 edition of Nature Medicine a referee journal.

     The Company's strategy is to develop products both independently and through strategic partnerships with large pharmaceutical companies, under which the Company will seek financial, preclinical and clinical trial, manufacturing and marketing assistance while retaining parallel manufacturing and/or marketing rights for the products. In addition to the IgX Oxford joint venture, in August 1998 IgX entered into strategic partnerships with Sintofarma, a Brazilian company currently responsible for the manufacturing and marketing of 26 pharmaceutical products in South America, and Gador, the second largest manufacturer and distributor of pharmaceutical products in Argentina based on both unit volume and sales. These agreements relate to the development and commercialization of the Company's Avian Technology-based drug candidates in South America, Latin America and Mexico. See "Business--Strategic Partnerships."

AVIAN TECHNOLOGY

     Background. Antibiotics and vaccines (active immunizations) are currently the most common therapies for the treatment and prevention of infections. While both of these therapies have demonstrated effectiveness in certain infections, the Company believes both have significant limitations for the treatment of GI tract infections. Pathogens are becoming increasingly resistant to antibiotics. The overuse and misuse of antibiotics induce antibiotic resistant pathogens, and occasionally results in the onset of serious, and sometimes fatal, secondary infections. Vaccines generate an immune response against various pathogens and usually take several weeks or more before they can provide that immunity. Additionally, a person may require repeated vaccinations to raise the concentration of antibodies in the body to levels high enough to prevent or counteract infection. For many of the GI tract diseases the Company is seeking to address, this delay in effectiveness may be unacceptable, because it may permit progression of the disease to severe or even fatal stages. In addition, vaccines are not currently available for the majority of GI tract infections that are the focus of IgX's initial drug candidates. For these reasons, the Company believes that new therapeutic approaches for treating and preventing GI tract infections are needed.

     One alternative to antibiotics and vaccines is passive immunity. Passive immunity consists of using antibodies produced by one individual or animal to treat or prevent infection in another. Such antibodies can be administered by injection for systemic infections or orally for GI tract infections. Breast feeding is the most familiar example of passive immunity delivered to the GI tract with the mother providing natural protective antibodies to her infant through her milk.

     The Company believes that the advantages of passive immunity for treating or preventing GI tract infections are numerous. The Company believes that orally delivered antibodies may provide immediate treatment of existing infections and rapid temporary immunity against developing infection. The orally delivered antibodies go directly to the site of infection in the GI tract rather than through the blood-stream. The antibodies are polyclonal, meaning that they bind to many different surface features of a pathogen, and thus, the Company believes, are less likely to permit the development of resistant pathogens. The antibodies may not disrupt the GI tract's natural bacterial flora, which is necessary for normal digestion and intestinal function. As a result of these advantages, passive immunity can be used for both acute treatment as well as a prophylaxis to prevent the onset of infection or for long-term prevention of disease.

     Description of Avian Technology. Avian Technology is based upon the principle of passive immunity, i.e., utilizing hen-derived egg yolks containing an increased level of antibodies to treat human GI tract infections. Specifically, the Avian Technology involves the immunization of hens with pathogen-specific antigens. The antibodies are produced by the hens and concentrated in the egg yolks. The antibody-rich egg yolks are collected and processed by the Company. At least 50% of the lipids from the egg yolks are currently extracted by precipitation, leaving the antibodies in a liquid form. This liquid is then concentrated by cross flow filtration and freeze dried (lyophilized) to produce a polyclonal antibody drug candidate in powder form.

     The Avian Technology is used to develop drug candidates to treat bacterial and parasitic infections. For bacterial infections, the polyclonal antibodies are directed to binding sites on either the surface of the bacteria or to bacterial products, such as toxins or enzymes. Antibodies which are directed to bacterial surface sites interfere with bacterial adhesion and attachment in the host, and prevent bacteria from colonizing host tissues. In animal studies, polyclonal antibodies, which bind to toxins or enzymes, interfere with receptors and neutralize the bacteria or bacterial products.

     The Company believes that infections due to C. parvum may be treated in a similar manner. In animal studies, the polyclonal antibodies bind to parasites as they move from cell to cell in the GI tract. In animal studies, these antibodies recognize multiple binding sites on the target parasite and have multiple potential mechanisms of action including the neutralization of toxins. Due to the polyclonal antibody, the parasite is prevented from invading a cell and, as a result, subsequently dies and is swept from the intestine, as evidenced in animal studies. The reproductive cycle of the parasite is thus interrupted, and the infection should terminate over time. However, there can be no assurance that the polyclonal antibodies will cause the infection to terminate.

     IGX-CPL3 is in the form of stable powder concentrate with a shelf life exceeding eighteen months and it is anticipated that other Avian Technology-based drug candidates developed by IgX will be produced in a similar form. The Company believes that the Avian Technology-based drug candidates may be formulated into various forms, including tablets, capsules and sterile liquids.

IgX OXFORD TECHNOLOGY

     The Company believes N-nonyl-DNJ acts on the host liver cell infected with Hepatitis B to inhibit the utilization of an enzyme which is a key component in the production of envelope proteins. Without these envelope proteins, the Hepatitis B virus should not produce its protective shell necessary to survive. This therapeutic approach differs from traditional therapies in that it acts on the host liver cells as opposed to the virus. The Company believes that in doing so, it could be an effective antiviral that may overcome some potential clinical obstacles to successful therapeutic intervention such as the development of drug resistant mutations of the Hepatitis B virus.

IgX STRATEGY

     IgX's objective is to develop and rapidly commercialize pharmaceutical products that principally seek to treat and prevent infections of the human GI tract. The Company is pursuing this objective using the following strategies:

     o Leverage Avian Technology. IgX is seeking to leverage the core Avian Technology based on hyperimmune egg yolk immunoglobulin to develop a portfolio of orally delivered polyclonal antibody drug candidates that would treat diseases of the GI tract. IgX believes that this technology could be used to develop individual drug candidates for additional separate infections of the GI tract. Production of such drug candidates would be based on similar manufacturing processes. The technology employed in the development of IGX-CPL3 is similar to that which IgX is seeking to use to develop two other drug candidates, IGX-CDL3 and IGX-HPL3.

     o Demonstrate principle of Avian Technology with cryptosporidial diarrhea HIV-advanced patients. IgX is initially seeking to develop IGX-CPL3 to treat cryptosporidial diarrhea in HIV-advanced patients. If the current Phase III clinical trial for IGX-CPL3 is successful and establishes its efficacy in treating cryptosporidial diarrhea in HIV-advanced patients, IgX believes that it will have demonstrated the principle that Avian Technology-based drug candidates may treat certain infectious diseases of the human GI tract. There can be no assurance that the clinical trial will be successful or that it will demonstrate the principle that Avian Technology-based drug candidates may treat certain infectious diseases of the human GI tract.

     o Develop manufacturing capability in the EU, South America and the U.S. IgX intends to maintain control of its proprietary manufacturing processes by maintaining rights to the manufacture of bulk materials required for the commercialization of its drug candidates. IgX Limited has built a GMP pilot production facility in Granard, County Longford, Ireland to support the existing Phase III clinical trial of IGX-CPL3 in South Africa and Mexico. The Company maintains a second pilot production facility in Tucson, Arizona to provide Avian Technology-based drug candidates for animal studies at the University of Arizona and any U.S. clinical trials. Under its strategic partnership with Sintofarma, the Company and Sintofarma have agreed to form a joint venture that expects to own and operate a manufacturing facility in Brazil for pilot production for clinical trials in Brazil and for full-scale production for the Company's Avian Technology-based drug candidates for sale in Brazil and elsewhere, if and when approved for sale. The Brazilian facility is anticipated to be an FDA-approved facility and Sintofarma has agreed to bear all costs of manufacture other than the supply of the pathogen-specific antigens for the hyperimmunization process. If the existing Phase III clinical trial of IGX-CPL3 is successful, IgX also may elect to build a full-scale manufacturing facility in Ireland or elsewhere. The Company believes that through the Sintofarma strategic partnership, future strategic partnerships or directly, it will be able to meet its long term production needs of the Avian Technology-based drug candidates and drugs, if and when approved for sale.

     o Leverage Strategic Partnerships. The Company's strategy is to develop products both independently and through strategic partnerships with larger pharmaceutical companies, under which the Company will seek financial, preclinical and clinical trial, manufacturing and marketing assistance while retaining parallel manufacturing and/or marketing rights for the drug candidates. IgX has recently entered into strategic partnerships with Sintofarma and Gador. These agreements relate to the development and commercialization of the Company's Avian Technology-based drug candidates in South America, Latin America and Mexico. In addition, in August 1998, the Company entered into a joint venture with Monsanto and several other parties to organize IgX Oxford, a majority-owned subsidiary of the Company. IgX Oxford seeks to develop N-nonyl-DNJ, licensed to it exclusively from Monsanto, to treat Hepatitis B. See "Business--Strategic Partnerships."

DRUG CANDIDATES UNDER RESEARCH AND DEVELOPMENT

     The following chart illustrates the disease indications and various stages of research and development of the Company's initial drug candidates:

DRUG CANDIDATE                  DISEASE INDICATION                    STAGE OF RESEARCH AND DEVELOPMENT
--------------------  ---------------------------------------  ------------------------------------------------

Avian Technology-based

IGX-CPL3              Cryptosporidial diarrhea, focusing on    European Union ("EU")-reviewed protocol,
                      HIV-advanced patients                    Phase III double-blind, placebo controlled
                                                               multicenter trial in South Africa commenced
                                                               January 1998. Expanded trial in Mexico in July
                                                               1998 pursuant to the same protocol. U.S.
                                                               Phase I/II trial of earlier high lipid
                                                               formulation for AIDS related cryptosporidial
                                                               diarrhea completed in November 1995.

IGX-CDL3              Clostridium difficile-associated         Animal studies.
                      diarrhea and related complications
                      arising from antibiotic therapy

IGX-HPL3              Peptic ulcers due to Helicobacter        Research.
                      pylori infections

N-nonyl-DNJ*          Hepatitis B                              Animal studies.
---------------------------------------------------------------------------------------------------------------
* Being developed by IgX's majority-owned subsidiary, IgX Oxford.

  IGX-CPL3

     The Company's lead Avian Technology-based drug candidate, IGX-CPL3, is designed to treat diarrhea caused by C. parvum, a parasite often found in municipal drinking water. IGX-CPL3 is initially seeking to treat Cryptosporidial diarrhea in HIV-advanced patients. Cryptosporidial diarrhea can be chronic or life-threatening in HIV-advanced patients. The parasite C. parvum is a major cause of uncontrollable diarrhea in approximately 20% of AIDS patients which results in profound weight loss, malnutrition, dehydration, and in some cases death. HIV-advanced patients with cryptosporidial diarrhea often require hospitalization for administration of intravenous fluids and nutrition. Unless triple drug therapy reverses an HIV-advanced patient's immunologic defects, cryptosporidiosis usually continues in a persistent or relapsing fashion for the duration of the patient's life. This requires maintenance therapy for those patients.

     In November 1995, the Company completed a U.S. Phase I/II clinical trial at New York Hospital-Cornell Medical Center in New York City to determine the safety and preliminary efficacy of IGX-CP, an earlier high lipid, liquid formulation of the IGX-CPL3 drug candidate, for AIDS-related cryptosporidial diarrhea. IGX-CP for the trial was produced at the Company's Tucson, Arizona pilot production facility. The trial was an open-label, ascending dose, pilot study of two dose levels of IGX-CP, in which 16 of the 24 patients enrolled were evaluable, having completed at least 2 weeks of treatment under either dose level. The data, measured at the end of 3 and 6 weeks of treatment, suggested that both dose levels were safe for administration to AIDS patients. In addition, at least 60% of the total evaluable patients at the end of 3 and 6 weeks of treatment showed a decrease in daily frequency of bowel movements and daily frequency of liquid stools, two of the trial's three primary efficacy points. While daily frequency of bowel movements and daily frequency of liquid stools decreased in only 40% and 20%, respectively, of the patients treated at the high dose level at the end of 6 weeks, the Company attributes this decline to the high lipid content of IGX-CP, which induced some diarrhea. The third primary end point of the trial was stool oocyst quantitation, which measures the density of the parasites in the stool and 25% of the evaluable patients met this end point. The Company believes that stool oocyst quantitation is not a significant measure of efficacy because it does not directly measure parasitic volume. By contrast, the Company believes that bowel movement frequency is an absolute measure of C. parvum, and its reduction in the trial evidenced a corresponding reduction in C. parvum.

     Following the conclusion of the Phase I/II trial, the Company reformulated IGX-CP to reduce the lipid content by approximately 50%, and to produce it as a powder. During 1996 and 1997, the Company tested the reformulated drug candidate, IGX-CPL3, in mice, and those animal studies demonstrated a reduction in C. parvum counts. Based upon these animal studies, the Company believes that IGX-CPL3 at the high dose level utilized in the Phase I/II trial should be more effective than the prior formulation of the drug candidate, and the current Phase III trial uses such high dose level. There can be no assurance that IGX-CPL3 will be more effective than or as effective as the prior formulation of such drug candidate.

     Since the late 1995 introduction of combination drug therapy, including protease inhibitors, to treat HIV-advanced patients, the number of HIV-advanced patients in the U.S. and portions of Europe who have chronic or life-threatening cryptosporidial diarrhea has been significantly reduced. As a result, during 1996 and 1997 the Company refocused its marketing strategy of IGX-CPL3, seeking to obtain regulatory approval to market IGX-CPL3 as a treatment for cryptosporidial diarrhea in HIV-advanced patients in countries where combination drug therapy is not widely available. Similarly, the Company decided that its clinical trials should be conducted in those countries that would facilitate patient enrollment. U.S. regulations prohibit the exportation of biologics for use in foreign clinical trials. Accordingly, during 1996, the Company, through its wholly-owned subsidiary, IgX Limited, built a pilot production facility in Ireland to support the production of IGX-CPL3 and other Avian Technology-based drug candidates for use in clinical trials outside the U.S.

     In January, 1998, the Company commenced a double-blind, placebo-controlled, randomized multicenter Phase III clinical trial in South Africa pursuant to an EU-reviewed protocol. In July 1998, the Company expanded the trial to Mexico using the same protocol. The trial is being conducted through two clinical research organizations, LCG Bioscience Limited and PRSI International. The Company expects to enroll 135 HIV-advanced patients with cryptosporidial diarrhea to be treated with IGX-CPL3, a low lipid formulation, at the high dose level used in the Phase I/II trial. The trial protocol provides for an initial four-week treatment consisting of five oral doses of IGX-CPL3 or placebo per day. The trial's primary efficacy end point is the patient's percentage reduction in weekly stool frequency. Patients whose stool frequency has not decreased during this four week period will then be treated with open-label IGX-CPL3 and omeprazole orally, or IGX-CPL3 alone by naso-duodenal tube or percutaneous gastrostomy (if already fashioned), for a further four weeks. It is anticipated that at least 90 patients will complete the trial. At September 15, 1998, the Company had screened over 450 patients based upon the trial's inclusion and exclusion criteria and enrolled a total of 40 patients at 14 sites in South Africa and Mexico, 26 of whom (all treated in South Africa) have completed the trial. The Company anticipates that the trial will be completed in the first half of 1999. If the trial is successful, IgX intends to apply for marketing approval of IGX-CPL3 in the EU and certain South American countries to treat cryptosporidial diarrhea in HIV-advanced patients and may apply for similar approval in the U.S. The approximate reported number of HIV-advanced patients who have cryptosporidial-based diarrhea is 14,500 in the EU and 700,000 in South America. If the current Phase III clinical trial for IGX-CPL3 is successful and establishes its safety and efficacy in treating cryptosporidial diarrhea in HIV-advanced patients, IgX believes that it will have demonstrated the principle that Avian Technology-based drug candidates may treat certain infectious diseases of the human GI tract. There can be no assurance that the Phase III clinical trial for IGX-CPL3 will demonstrate any efficacy or safety or that it will be completed successfully in a timely manner. Furthermore, there can be no assurance as to the timing of EU and other foreign or domestic regulatory filings or if or when any of those regulatory authorities will approve IGX-CPL3 for sale. Additionally, there can be no assurance that IGX-CPL3, if and when regulatory approvals are received, will achieve market acceptance.

     The Company also plans to conduct clinical trials to determine the safety and preliminary efficacy of using IGX-CPL3 to treat cryptosporidial diarrhea in immunocompetent patients. While cryptosporidial diarrhea in immunocompetent patients is generally neither chronic nor life-threatening, to the Company's knowledge, no effective treatment currently exists. The Company expects to file an IND application with the FDA by the end of the first quarter of 1999 to commence a U.S. Phase I clinical trial of IGX-CPL3 to treat cryptosporidial diarrhea in immunocompetent children. The Company also expects to file an IND application to test IGX-CPL3 in immunocompetent adults later in 1999. The approximate reported number of immunocompetent patients infected with cryptosporidial diarrhea annually is 600,000 in the U.S., 1.1 million in Europe, and 4.6 million in South America. There can be no assurance as to the timing of the filing of these IND applications, the timing or outcome of the FDA's review of any such applications, or, if and when such review is completed, the timing or outcome of the related clinical trials.

  IGX-CDL3

     The Company's second Avian Technology-based drug candidate, IGX-CDL3, is a proposed treatment for C. difficile-associated diarrhea and related complications arising from the use of antibiotic therapy prescribed to patients in hospitals and long-term health care institutions. Annually, approximately
2.3 million patients in the U.S., approximately 4.0 million patients in the EU and approximately 194,000 patients in South America have
C. difficile-associated diarrhea.

     C. difficile occurs when the antibiotics used in traditional antibiotic therapy for other numerous diseases alter the homeostasis of the GI tract's normal bacterial flora and foster the subsequent overgrowth of certain disease-causing bacteria. Currently, the first stage of treatment for
C. difficile-associated diarrhea involves the discontinuation of the causal antibiotic therapy, if possible, and often the initiation of different antibiotics to treat the C. difficile infection. Discontinuation of the causal antibiotic may result in inadequate treatment of the underlying infection.

     C. difficile-associated diarrhea is currently treated with antibiotics but the efficacy of the antibodies has been reduced due to increasing development of drug resistance to these antibiotics. The Company believes that IGX-CDL3 may prevent and treat C. difficile-associated diarrhea without the complications associated with antibiotic treatment. However, there can be no assurance that IGX-CDL3 will effectively prevent and treat C. difficile-associated diarrhea without the complications associated with antibiotic treatment. Currently, the Company is testing IGX-CDL3 in hamsters. IgX anticipates completing those studies in the fourth quarter of 1998. If such studies are successful, as to which there can be no assurance, the Company intends to submit an IND application to the FDA to commence a U.S. Phase I/II clinical trial of IGX-CDL3 as a treatment for C. difficile-associated diarrhea and related complications.

  IGX-HPL3

     The Company's third Avian Technology-based product candidate, IGX-HPL3, seeks to treat peptic ulcers caused by the bacteria, H. pylori. H. pylori has been implicated as a cause of peptic ulcer disease and chronic gastritis. There also appears to be a strong statistical association between H. pylori and gastric carcinoma and types of lymphoma. Ulcers caused by H. pylori are currently treated with certain antibiotics but their efficacy has been reduced slightly due to an increasing development of drug resistance to these antibiotics. The Company anticipates commencing animal studies for IGX-HPL3 in mice by the end of 1998. Each year approximately 4 million new incidences of ulcers or other complications arising from H. pylori are reported in the U.S.

     Persistent H. pylori infections lead to a high relapse rate of ulcer disease after conventional ulcer treatment regimens (e.g. acid-suppressing agents). Since the discovery of the relationship between H. pylori infections and ulcers, a major trend in ulcer treatment has been the increased use of antibacterial "combination therapy" (a combination of several antibiotics, bismuth, and inhibitors of gastric acid production) instead of, or in addition to, conventional ulcer therapies. While current combination therapy shows an efficacy in approximately 80 to 85% of patients, recent articles have shown the development of resistance to current combination therapy. This combination therapy is also somewhat difficult and prolonged for patients, while the Company's drug candidate intends to be a monotherapy of shorter duration. In addition, IgX's drug candidate may not develop the drug-resistance exhibited by current therapeutics.

  N-nonyl-DNJ

     In September 1998, IgX Oxford acquired an exclusive worldwide license from Monsanto to commercialize N-nonyl-DNJ, a glucosidase inhibitor, as a treatment for Hepatitis B. N-nonyl-DNJ seeks to prevent the secretion of the Hepatitis B virus from the infected cells. The mechanism of action is that N-nonyl DNJ prevents the sugars of one of the Hepatitis B virus antigens from being correctly biosynthesized, so that the virus does not form, as evidenced in animal studies described in the May 1998 edition of Nature Medicine, a referee journal. While alpha interferon and antivirals are currently available to treat Hepatitis B, these therapies have a limited clinical success rate, high recidivism rate and significant undesirable side effects. To date, Monsanto has sponsored research and animal studies on N-nonyl-DNJ at Oxford University ("Oxford") in Oxford, England and Thomas Jefferson University ("TJU") in Philadelphia, Pennsylvania. The results of these woodchuck animal studies, published in the May 1998 edition of Nature Medicine, showed a reduction of the enveloped Hepatitis B virus correlated with the dosing level of N-nonyl-DNJ in the serum of the treated animals. IgX has agreed to fund IgX Oxford with up to $2 million. Such funds are anticipated to be used to conduct further animal studies relating to N-nonyl-DNJ at Oxford and TJU, which are necessary to determine whether an IND application to conduct a Phase I human clinical trial is appropriate. These animal studies are anticipated to be completed by the end of the first half of 1999. If they are successful, as to which there can be no assurance, IgX Oxford anticipates filing an IND application with the FDA. Monsanto has retained certain exclusive rights of first refusal to license for further development and/or commercialize N-nonyl-DNJ. Approximately 350 million people worldwide are chronically infected with Hepatitis B virus, which is usually fatal in approximately 20-40% of the chronically infected population if untreated.

RESEARCH AND DEVELOPMENT

     The Company has sponsored university research relating to the Avian Technology principally at the University of Arizona under separate Research Agreements relating to particular aspects of the Avian Technology. Under these Research Agreements, the Company funds the research and development work at the University for a specific time period. At June 30, 1998, the Company had research funding commitments of $334,000 to the University under three separate Research Agreements, for continuing research on IGX-CPL3, IGX-CDL3 and IGX-HPL3, through March 31, 1999, December 31, 1998 and July 31, 1999, respectively. The Research Agreements (and any remaining funding commitments) may be terminated by the Company on 60 to 90 days' written notice. Under the Research Agreements with the University (including those for previous Avian Technology research), the Company obtained an exclusive option to license any invention derived from such research (except that the University retains the right to use the invention for teaching and research). The option is exercisable within six months of notification by the University of the discovery of any such invention or such longer period as the University may agree. By exercising these options, the Company currently has five Licenses with the University covering certain aspects of the Avian Technology. The terms and conditions of these Licenses are substantially similar and are summarized under "Business--Patents and Proprietary Rights." Since 1992, the Company has funded an aggregate of $2.4 million of research and development on the Avian Technology, of which $2.3 million has been received by the University. Research and development expenses were $1,577,000 for the six months ended June 30, 1998, and $3,426,000, $1,136,000 and $475,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company has a close working relationship with the scientists at the University of Arizona, and Company management and the scientists at the University of Arizona Company management and scientists at the University of Arizona review the progress of the research work weekly under the sponsored research agreements. Nine scientists, 4 of whom have Ph.D degrees, and 4 technicians employed by the University of Arizona are working on the Company's sponsored research under the supervision of Charles R. Sterling Ph.D., the Head of Department of Veterinary Science at the University of Arizona and the Company's Director of Research and chairman of the Company's Scientific Advisory Board. By utilizing the significant resources of the University of Arizona, including its equipment, its laboratory facilities for synthesis, analyses, pharmacology, toxicology, in vitro and in vivo animal studies and its animal facilities, the Company believes that it has accomplished significantly more in the research and development of its licensed compounds than it would have been able to do so on its own, without substantially greater need for capital.

     With respect to the Company's research and development efforts for the treatment of Hepatitis B, IgX has agreed to fund up to $2 million to IgX Oxford. See "--Drug Candidates under Research and Development--
N-nonyl-DNJ."

STRATEGIC PARTNERSHIPS

     The Company's strategy is to develop products both independently and through strategic partnerships with large pharmaceutical companies, under which the Company will seek financial, preclinical and clinical trial, manufacturing and marketing assistance while retaining parallel manufacturing and/or marketing rights for the products.

     In August 1998, IgX entered into strategic partnerships with Sintofarma, a Brazilian company currently responsible for manufacturing and marketing 26 pharmaceutical products in South America, and Gador, the second largest manufacturer and distributor of pharmaceutical products in Argentina based on both unit volume and sales. These agreements relate to the development and commercialization of the Company's Avian Technology-based drug candidates in South America, Latin America and Mexico. Under its agreement with the Company, Sintofarma has agreed to pay for clinical trials in Brazil of the Company's Avian Technology-based drug candidates currently under development (IGX-CPL3, IGX-CDL3 and IGX-HPL3), and to form a Brazilian joint venture entity with the Company to manufacture Avian Technology-based drug candidates for sale in Brazil and elsewhere. The joint venture entity ("Sintofarma IgX Biotech, Ltda"), which is expected to be owned 40% by IgX and 60% by Sintofarma, will manufacture all Avian Technology-based drugs for commercial sale, if and when any such drug candidates are approved for sale. Under this strategic partnership, IgX granted Sintofarma an exclusive license to distribute and market IGX-CPL3 and IGX-CDL3 in Brazil, if and when approved for sale, for a royalty to be agreed upon ranging from 10% to 16.6% of net sales. Sintofarma and Gador also have rights of first negotiation for similar licenses on other Avian Technology-based drug candidates. Under its agreement with the Company, Gador agreed to manage the process to obtain regulatory approval to commercialize IGX-CPL3 and IGX-CDL3 in all countries in South America, except Brazil, as well as Latin America and Mexico. IgX also has granted Gador the exclusive distribution and marketing rights to IGX-CPL3 and IGX-CDL3 in those countries if and when approved for sale, for which Gador will pay IgX a royalty of 10% of net sales. In addition, Gador will purchase the ingredients for IGX-CPL3 and IGX-CDL3 from IgX or its designee (including Sintofarma IgX Biotech, Ltda) at a cost of up to 20% of the net sales of drugs sold by Gador.

     In August 1998, the Company formed a joint venture, IgX Oxford, a majority-owned subsidiary of the Company, with Monsanto and several other parties. IgX Oxford seeks to develop a drug candidate using a proprietary compound, N-nonyl-DNJ, licensed to it exclusively from Monsanto, to treat the infectious disease, Hepatitis B, for which there also is a significant medical need for improved therapy. N-nonly-DNJ seeks to prevent the secretion of the Hepatitis B virus from the infected cells. The mechanism of action is that N-nonyl-DNJ prevents the sugars of one of the Hepatitis B virus antigens from being correctly synthesized, so that the virus does not form, as evidenced in animal studies described in the May 1998 colition of the Nature Medicine, a referee journal. To date, Monsanto has sponsored research and animal studies on N-nonyl-DNJ at Oxford and TJU. The results of these woodchuck animal studies, published in the May 1998 edition of Nature Medicine, showed a reduction of the enveloped Hepatitis B virus correlated with the dosing level of N-nonyl-DNJ in the serum of the treated animals. IgX has agreed to the funding of IgX Oxford to conduct further animal studies relating to N-nonyl-DNJ at Oxford and TJU, which are necessary to determine whether an IND application to conduct a Phase I human clinical trial is appropriate. TJU, Raymond A. Dwek, Timothy Block, Ph.D., Baruch Blumberg, Ph.D., Hepatitis B Foundation and Monsanto own in the aggregate the remaining 40% of the outstanding capital stock of IgX Oxford (on a fully-diluted basis). Monsanto holds its ownership through a warrant to purchase for nominal consideration that number of shares that would result in its owning approximately 12.5% of the outstanding capital stock (assuming no other further issuances of capital stock). Professor Dwek and Dr. Blumberg are directors of the Company and Professors Dwek and Block have been the principal investigators of the research conducted on N-nonyl-DNJ at Oxford.

     The license agreement between IgX Oxford and Monsanto is for a term that commenced September 1, 1998 and expires on the later of September 1, 2013, or the expiration of all royalty obligations thereunder, unless terminated earlier as provided in the license agreement. Under the license agreement, Monsanto is entitled to (i) a royalty of 1.5% of the net sales of any drugs incorporating N-nonyl-DNJ sold by IgX Oxford or any sublicensee for use in the treatment of Hepatitus B virus and (ii) 25% of any compensation paid to IgX Oxford, other than royalties measured by net sales, as consideration for any sublicense or assignment of the Monsanto license agreement. The royalty payments are fully payable on net sales of a product where a valid patent of Monsanto relating to N-nonyl-DNJ as a treatment of the Hepatitus B virus is pending or issued or where IgX Oxford has substantial market exclusivity and only during the life of such patent or or the duration of the market exclusivity. Monsanto also has retained certain exclusive rights of first refusal to license N-nonyl-DNJ for further development and/or commercialization. Its initial right of first refusal is exercisable prior to the commencement of a Phase I clinical trial involving N-nonyl-DNJ as a treatment for the Hepatitis B virus. A second right of first refusal is exercisable at the end of any subsequent Phase II clinical trial unless IgX Oxford has previously entered into a similar agreement with a third party on terms no less favorable in the aggregate to such third party than those offered to Monsanto in the initial right of first refusal. If Monsanto exercises its right of first refusal, any such development and license agreement with Monsanto would cover the clinical development, registration and marketing of the drug candidate. Monsanto would then be obligated to reimburse IgX Oxford for all costs incurred in the development of the drug candidate, and pay a fee equal to the net present value of the license, milestone payments based upon continuing development and successful commercialization, if any, of the drug candidate by Monsanto, and royalties based upon a percentage of net sales of the drug. Under its existing license agreement with IgX Oxford, Monsanto also has a substantially similar right of first refusal for other drug candidates developed by IgX Oxford using any of the compound provided by Monsanto to IgX Oxford upon signing the license agreement in September 1998. Monsanto also has similar rights of first refusal with respect to the use of N-nonyl-DNJ for any application unrelated to Hepatitis B.

      Under the license agreement between IgX Oxford and Monsanto, either party may terminate the license agreement upon an event of default, including bankruptcy or insolvency of the other party or a material breach of the license agreement that is not cured within 30 days of notice of the breach. IgX Oxford, at its option, may also terminate the license agreement on a country-by-country basis (a) at any time it unilaterally determines to discontinue development or marketing of N-nonyl-DNJ, (b) immediately if the manufacture, use, sale or distribution of N-nonyl-DNJ, as a treatment for the Hepatitis B virus is determined in a final judicial or adminstrative order or decision to infringe the patent rights of a third party or if upon the advice of patent counsel, IgX Oxford determines that any such infringement in any Major Market (as defined below is unavoidable, and (c) immediately if N-nonyl-DNJ as a treatement for the Hepatitis B virus is deemed unmarketable. Monsanto also may terminate the license agreement if IgX Oxford shall have failed to give notice on or before September 1, 2000 of its intent to commence a Phase I clinical for N-nonyl-DNJ as a treatment for the Hepatitis B virus, which notice triggers Monsanto's initial right of first refusal decribed above or if IgX Oxford shall have failed to provide the notice required to trigger Monsanto's second right of first refusal described above. Further, Monsanto can terminate the license agreement if IgX Oxford fails to commercialize N-nonyl-DNJ as a treatment for the Hepatits B virus in at least one of the "Major Markets" (United States the EU, Japan or the People's Republic of China) prior to September 1, 2004, alternately, Monsanto has the option in such event to obtain an exclusive license from IgX Oxford for N-nonyl-DNJ as a treatment for the Hepatitis B virus in any such Major Market that IgX Oxford has so failed to commercialize such product. Finally, Monsanto may terminate the license agreement if lgX defaults under its obligations to fund lgX Oxford with up to $2 million as described in this Prospectus and fails to cure that default within 30 days notice. Any termination of the license agreement between lgX Oxford and Monsanto could have a material adverse affect on the Company's business, financial condition and results of operations.

MANUFACTURING

     To date, the Company has been able to produce sufficient quantities of its drug candidates for development and clinical trials from its pilot production facilities in Arizona and Ireland. The Company produced IGX-CP at its pilot production facility in Tucson, Arizona to support its U.S. Phase I/II clinical trial at New York Hospital-Cornell Medical Center in New York City to determine the safety and preliminary efficacy of IGX-CP for AIDS-related cryptosporidial diarrhea. During 1996 and 1997 the Company refocused its regulatory strategy of IGX-CPL3, seeking to obtain regulatory approval to market IGX-CPL3 as a treatment for cryptosporidial diarrhea in HIV-advanced patients in countries where combination drug therapy is not widely available. Similarly, the Company decided that its clinical trials should be conducted in those countries that would facilitate patient enrollment. U.S. regulations prohibit the exportation of biologics for use in foreign clinical trials. Accordingly, during 1996, the Company, through its wholly-owned subsidiary, IgX Limited, built a pilot production facility in Ireland to support the production of IGX-CPL3 and other Avian Technology-based drug candidates for use in clinical trials outside the U.S.

     The Company intends to continue to utilize its pilot production facilities for continuing research and development, including preclinical testing and clinical trials. Under its strategic partnership with Sintofarma, the Company and Sintofarma have agreed to jointly own and operate a manufacturing facility in Brazil for pilot production for clinical trials in Brazil and for full-scale production for the Company's Avian Technology-based products for sale in Brazil and elsewhere, if and when approved for sale. The Brazilian facility is anticipated to be an FDA-approved facility and Sintofarma has agreed to bear all costs of manufacture other than the supply of the pathogen-specific antigens for the hyperimmunization process. In addition, if the existing Phase III clinical trial of IGX-CPL3 is successful, the Company may develop its own FDA-approved full-scale manufacturing capability, in Ireland or elsewhere. If the Company elects to build such a facility in Ireland, it may seek Irish government financing. The Company believes that through the Sintofarma strategic partnership, future strategic partnerships or directly it will be able to meet its long term production needs of the Avian Technology-based drug candidates and drugs, if and when approved for sale. See "Risk Factors--Manufacturing and Dependence on Strategic Partners".

PATENTS AND PROPRIETARY RIGHTS

     The Company and the University of Arizona (the "University") have entered into research agreements (the "Research Agreements") under which the Company has funded research undertaken by the University. As a result of certain research, the Company and the University have entered into license agreements (the "Licenses") under which the Company is granted certain exclusive (other than the University's right to use the invention for teaching and research), worldwide, royalty-bearing licenses to inventions set forth in the University's one issued patent and patent applications relating to aspects of Avian Technology utilized by the Company in exchange for royalty payments by the Company. See "Business--Research and Development." However, the Licenses do not provide the Company with rights to license from the University inventions relating to Avian Technology where the related research has not been funded by the Company.

     The Licenses presently pertain to one issued U.S. patent, two continuation applications pending in the U.S., three other patent applications pending in the U.S. (as well as three corresponding foreign applications) and one provisional patent application pending in the U.S. The issued U.S. patent (No. 5,753,228), which issued on May 19, 1998 and will expire on May 19, 2015, relates to a method for treating parasitosis by the enteral administration of hyperimmune hen egg yolk antibodies. One of the three pending patent applications refers to hen egg yolk antibodies to C. difficile antigens and use in therapy for pseudomembranous colitis. Another of the three pending patent applications refers to the hen egg yolk antibodies to H. pylori and methods of use.

     Under the Licenses, IgX must use its best efforts to produce and sell the licensed drug candidate, and has agreed to pay the University royalties equal to 5% of the net sales price of the licensed product. The royalties payable to the University are reduced by an amount of royalties actually paid by IgX to any non-affiliated third party in connection with the licensing of additional patent rights or know-how necessary to make, use or sell the applicable drug, provided that the royalties payable to the University will not be less than 3% of the net sales price.

     The Company believes that its ability to compete effectively will depend in large part on obtaining and maintaining access to patent and intellectual property protection on technologies utilized in its business (particularly with respect to aspects of Avian Technology licensed from the University). Pursuant to its rights and obligations under the Research Agreements and the License Agreements, the Company and the University pursue patent protection in the U.S. and certain foreign jurisdictions for certain technologies believed to be proprietary to the University and advantageous for the University and the Company. The Company's ability to compete effectively will depend in large part on the ability of the University to obtain and maintain a proprietary interest in such technologies which are licensed to the Company. The University may terminate any Licenses on 90 days' notice upon any breach or default by the Company under the License or upon the bankruptcy or involvency or receivership of the business of the Company. Upon termination of any License, all rights granted thereunder revert back to the University and, in such event, the University reserves the right to terminate all the other Licenses. Any such termination would have a material adverse effect on the Company's business, financial condition and results of operations, or could result in cessation of the Company's business.

     The patent and intellectual property positions of pharmaceutical and biotechnology companies, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. A number of pharmaceutical companies, biotechnology companies, universities and research institutions, many of whom have substantially greater resources than the Company and have made substantial investments and may be further along in development in technologies competitive with those utilized by the Company, have filed patent applications or received patents relating to treatments and technologies which are similar to or competitive with those of interest to the Company.

     Since a United States patent application is maintained under conditions of confidentiality while the application is pending in the United States Patent and Trademark Office (the "PTO"), the Company is unable to determine the inventions being claimed in pending patent applications filed by its competitors in the PTO. In addition, patents issued and applications pending which relate to the Company's areas of interest are numerous, and there can be no assurance that the Company is aware of all potentially competitive or conflicting patents (either pending or issued) or other intellectual property rights. The existence of such other patents, patent applications and rights could result in a significant reduction of the coverage of rights held or to be held by the Company (i.e., rights held under the Licenses) and the Company's ability to realize any significant patent protection with respect to such rights.

     Furthermore, while the Company holds rights (under the Licenses) to one issued U.S. patent and several pending applications in the U.S. and internationally, there can be no assurance that any of the pending applications will result in the issuance of any patents, that such applications will have priority over the applications of others, that, if issued, any patents to which the Company holds rights might offer protection against competitors with similar technologies or that the Company will not require additional rights to conduct its business. There can also be no assurance that any patent, if issued or following issuance, will not be challenged, invalidated or circumvented, or that the rights created thereunder would afford the Company a competitive advantage.

     The commercial success of the Company also depends in large part on the Company neither infringing valid, enforceable patents or proprietary rights of third parties, nor breaching any licenses that may relate to the Company's business. In this regard, the Company is aware of certain third-party patents and competitive proprietary technologies that may relate to its business. Specifically, the Company is aware of certain intellectual property rights belonging to third parties that could be interpreted to compromise the Company's freedom to practice and/or obtain rights to patent protection with respect to certain aspects of the Company's technologies in the areas of the treatment of infections with hen egg antibodies and the formulation of lipid-reduced preparations. In the event of an unfavorable interpretation of third party intellectual property rights (including the third party intellectual property rights of which the Company is aware), the Company may be required to obtain licenses from such third parties. There can be no assurance that any such licenses would be available to the Company upon reasonably acceptable terms, if at all. If the Company were so required to obtain licenses from such parties, and if the Company were unable to obtain such licenses on reasonably acceptable terms or the Company were unable to practice, develop and exploit such technologies, the Company's technologies and business could be materially and adversely affected. There can also be no assurance that the Company does not or will not infringe other patents, intellectual property or proprietary rights of third parties (including patents and rights which may issue or arise in the future). Any legal action or threat against the Company claiming damages or seeking to enjoin commercial activities relating to the Company's business affected by third-party rights, in addition to subjecting the Company to potential litigation and liability for damages, may require the Company to obtain licenses in order to continue to pursue its business. There can be no assurances that the Company would prevail in any such action or that any license (including licenses proposed by third parties) required under any third party rights would be made available on commercially acceptable terms, if at all. The Company could also face significant costs and loss of time by management and key employees as a result of any litigation relating to such third party rights.

     Certain underlying aspects of the technologies utilized and pursued by the Company and the University may already be and have been in existence in the scientific community in certain embodiments. There are United States and foreign patents and patent applications held by third parties in the Company's commercial areas of interest and the Company believes that there may be significant litigation in the Company's industry and commercial areas of interest regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources, which could have a material adverse effect on the Company. Additionally, the defense and prosecution of patent interference proceedings before the PTO or other related administrative or court proceedings could result in substantial expense to the Company and significant diversion of effort by the Company's technical and managerial personnel. There can be no assurance that the Company will not in the future become involved in PTO interference proceedings or other litigation to determine the priority of inventions. In addition, laws of certain foreign countries do not protect intellectual property to the same extent as laws in the United States, which may subject the Company to additional difficulties in protecting its intellectual property in foreign countries.

     The Company uses intellectual property owned by others and licensed to the Company. Disputes may arise as to the ownership rights in such intellectual property and related technology. The Company may also rely on certain technologies to which it does not have exclusive rights or which may not be patentable or proprietary and thus may be available to competitors.

     There can be no assurance that the steps taken by the Company, the University, or Monsanto to protect intellectual property and proprietary rights will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. Furthermore, there can be no assurance that others will not independently develop products that are similar or superior to those proposed for development or commercialization by the Company, duplicate any of the technologies utilized by the Company or design around any patent or other intellectual property rights held by the Company.

     The Company's commercial success and ability to compete effectively will also depend upon the unpatented trade secrets and confidential information of the Company and its licensors (such as the University), especially where patent protection is not believed to be appropriate or obtainable. In this regard, the Company relies upon trade secrets, technical know-how and continuing inventions of the Company and its licensors to develop and maintain the Company's competitive position. There can be no assurance that the Company can obtain or maintain meaningful protection of such trade secrets or know how or that the Company will be capable of obtaining or maintaining protection for its rights to such trade secrets or know how. The Company attempts to protect its trade secrets and technologies utilized by it in part through confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance, however, that these agreements will not be breached or terminated, that licensors utilizing similar agreements with their employees, consultants and contractors will not suffer from the breach or termination of such agreements, that the Company would have adequate remedies for any breach or that trade secrets or know how utilized by the Company will not otherwise become known or be independently discovered by competitors.

COMPETITION

     The pharmaceutical industry is subject to intense competition and rapid technological change. Numerous pharmaceutical, biotechnology and chemical companies, academic institutions, governmental agencies and other public and private research organizations are conducting research and developing new drug candidates designed to use immune mechanisms to treat infections. Further competition is expected from companies developing new antibiotics and other anti-infective substances.

     Several companies are or have been developing products for treating or preventing cryptosporidial diarrhea. Certain of those companies are attempting to use antibody products developed from milk of dairy cows to prevent and treat gastrointestinal diseases. IgX believes that the Avian Technology is superior to the bovine products for two reasons: (i) the Avian Technology provides a more stable source of cryptosporidium hyperimmune and (ii) the antibody activity achieved by IgX is superior to those developed through bovine processes. Using a different technology, Shaman Pharmaceuticals Inc. also competes with IgX's drug candidate, IGX-CPL3, for the treatment of diarrhea. Shaman has developed a product derived from an extract of the croton plant found in Latin America and seeks to treat the underlying cellular mechanism for diarrhea by blocking chloride secretion but does not treat the infection. IGX-CPL3 by contrast seeks to eradicate the C. parvum parasite by providing polyclonal antibodies specific to C. parvum that bind to the pathogen and prevent the parasite from attaching to and invading intestinal epithelial cells. The Company believes these antibodies should bind to the parasite when it moves from cell to cell following its reproductive cycle. As the parasite should be prevented from invading a cell, it should die and be swept from the intestine. The reproductive cycle of the parasite should thus be interrupted and the infection should terminate over time.

     The Company is aware of direct competition with respect to its C. difficile diarrhea drug candidate. Ophidian Pharmaceuticals Inc. has developed a passive antibody formulation that neutralizes a disease causing toxin secreted by C. difficile during infection of the human GI tract. Ophidian uses a recombinant protein technology from hens eggs. Ophidian has recently reported the completion of a Phase I clinical trial. IgX believes that the Ophidian drug candidate is inferior to IGX-CDL3 because it seeks to treat the resultant toxins of C. difficile while IGX-CDL3 seeks to attack the bacteria directly before it is able to create toxins. In addition, the Ophidian drug candidate is produced through a process of laboratory test tube centrifuge. Ophidian, to the Company's knowledge, has not succeeded at producing the drug candidate in commercially viable quantities and to date, has no manufacturing facility.

     The Company also encounters competition with respect to its drug candidate IGX-HPL3. Astra Merck Inc. is currently in Phase III studies of its drug candidate Perprozole, and Eisai Co., Ltd has entered the Japanese market with its product Rabeprazole sodium. Both products are antiulcer agents used together with antibiotics to eradicate H. pylori. The Company believes that the Astra and Eisai drug candidates are inferior to IGX-HPL3 because they are indirect approaches to the eradication of the H. pylori bacteria. Perprozole and Rabeprazole sodium seek to limit the acid present in the bowel thereby creating a hostile environment for H. pylori. The Company believes that IGX-HPL3 by contrast, seeks to act by blocking the urease receptors on H. pylori, thereby creating an acid-rich environment which may kill the pathogen. In addition, AMBI Inc. is conducting Phase III studies for its drug candidate, Nisin, an antibiotic which seeks to eradicate H. pylori through triple drug therapy. The Company believes that IGX-HPL3 is superior to Nisin because recent articles have shown the development of resistance to current triple drug therapy. Triple drug therapy is also somewhat difficult and prolonged for patients, while the Company's drug candidate intends to be a monotherapy of shorter duration. In addition, the

Company believes that its drug candidate should not develop the drug-resistance exhibited by current therapeutics.

     The Company anticipates competition for IgX Oxford from certain companies with drugs already on the market as well as companies developing drug candidates which seek to treat Hepatitis B.

     Many of these competitors have substantially greater financial, human and other resources and greater expertise in research and development, manufacturing, marketing and distribution than the Company and may represent significant competition for the Company. Such companies may succeed in developing technologies and products that are more effective or less costly than any of those that may be developed by the Company, and such companies may be more successful than the Company in developing, manufacturing and marketing products. In addition, some companies may be further along in their clinical development as compared to the drug candidates of the Company. There can be no assurance that the Company will be able to compete successfully in the future or that developments by others will not render the Company's drug candidates obsolete or non-competitive or that the Company's customers will not choose to use competing technologies or products.

     Any drug candidate developed by the Company that gains regulatory clearance or approval will have to compete for market acceptance and market share. An important factor of such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop drug candidates, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors. Although the Company believes that it is the first in the U.S. to have initiated an FDA-approved human clinical trial of an Avian Technology-based polyclonal antibody, there can be no assurance that the Company will be first to market such a technology or to market such a technology effectively.

GOVERNMENT REGULATION

  United States

     IgX's drug candidates are classified as human biological drugs and their research, development and marketing are subject to substantial regulation by the FDA as well as state and local entities. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes govern the testing, manufacture, safety, effectiveness, approval, storage, recordkeeping, labeling, advertising and promotion of the Company's drug candidates. Noncompliance with applicable statutory and regulatory requirements may result in fines, recall or seizure of products, refusal to permit the Company to enter into government supply contracts, refusal to approve Product Licensing Applications ("PLA"), suspension or revocation of product licenses previously granted and criminal prosecution.

     The process required by the FDA before the Company's drug candidates may be marketed in the U.S. generally involves the following: (1) conducting appropriate preclinical laboratory and animal tests; (2) the submission to the FDA of an application for an IND which must be approved prior to approval to conduct human clinical trials; (3) conducting adequate and well-controlled human clinical trials to establish the safety and efficacy of the biologic; (4) the submission of a PLA for approval of a biologic drug candidate; and (5) obtaining FDA approval of and issuance of a license pertaining to a PLA prior to any commercial sale or shipment of the drug or biologic. In addition to obtaining FDA approval for each indication to be treated with each drug candidate, drug manufacturing establishments must be registered with and approved by the FDA, and manufacturers of biologics must also submit and obtain approval of an Establishment License Application ("ELA") prior to commercial distribution of an approved biologic. Manufacturing establishments are subject to regular inspections by the FDA. All manufacturing facilities, production, testing and packaging operations and recordkeeping practices must comply with current GMP regulations, among other requirements.

     Preclinical Studies. Preclinical studies are conducted in the laboratory and in animal models to gain preliminary information on biochemical and pharmacological properties of the investigational drug or biologic and to identify any significant safety problems. The results of these studies are submitted to the FDA as part of an IND application. Testing of previously unapproved new drugs and biologics in humans may not commence until the IND becomes effective.

     IND Application. The IND application notifies the FDA of the sponsor's investigational plan for the drug candidate or biologic and provides brief descriptions of the chemical structure of the compound, the known pharmacological and toxicological effects of the compound, and known information relating to the compound's safety and effectiveness in humans, including possible risks and anticipated side effects. An IND is effective in 30 days unless the FDA objects. An IND that is effective authorizes a sponsor to conduct human clinical studies (Phase I or Phase I/II) in order to demonstrate relative safety and efficacy of the drug candidate in support of an ELA/PLA. Any time prior to or following the commencement of clinical trials under an IND, the FDA may determine that human subjects are or would be exposed to an unreasonable and significant risk of injury by participating in the trial and may delay initiation of or suspend an ongoing trial. There is no certainty that the submission of an IND application will result in FDA authorization to commence trials or that authorization of one phase of trials will result in authorization of other phases or that the performance of any clinical trials will result in FDA approval of any drug candidate.

     Clinical Studies. Human clinical studies are typically conducted in three phases, which may overlap, and are designed to collect additional data relating to the safety, dosing and side effects of the proposed drug candidate and to the drug candidate's efficacy in comparison with placebos or any currently accepted therapy. Phase I clinical studies are generally performed in selected patients with a disease or disorder to attempt to establish an initial data base cataloguing tolerance, safety and dosing of the drug candidate. Phase II clinical studies are generally performed in small numbers of carefully selected patients and are used to obtain statistical evidence of the preliminary efficacy and safety of the drug candidate and dosing regimen. Phase III consists of expanded large-scale studies of patients with the target disease or disorder, to obtain statistical evidence of the efficacy and safety of the proposed drug candidate, dosing regimen in a broader patient population, overall risk-benefit relationship and product labeling. These studies may include investigation of the effects in subpopulations of patients, such as the elderly, women or certain racial groups.

     When patients are studied, Phase I and II studies may be combined. Phase I/II clinical studies are designed to establish initial data regarding the tolerance, safety and dosing of the investigational drug or biologic, and to obtain preliminary efficacy data in patients with the specific diseases. The combination of different phases encourages the use of larger sample sizes and may result in more reliable statistical results in the earlier phases. Subsequent to the Phase I and II studies, pivotal Phase III studies are required to be carried out with larger numbers of patients with the target disease or disorder. These pivotal studies may be either Phase II or Phase III. Additional clinical trials beyond the pivotal studies are sometimes required for licensing.

     Product Licensing Application. Upon successful completion of clinical testing, the PLA and ELA are filed with the FDA. These applications include, among other things, details of the manufacturing and testing processes, proposed packaging, labeling and results of preclinical studies and clinical trials which, taken together, demonstrate that the drug candidate or biologic is safe, pure, potent and effective. FDA approval of the applications is required before the new drug candidate may be marketed. There can be no assurance that the FDA will act favorably or quickly in reviewing submitted applications, and significant difficulties or costs may be encountered by the Company in its efforts to obtain FDA novel biological drug candidates. The FDA may grant marketing approval, require additional testing or information or deny the applications. The clinical trials may take three to five years or more to complete, may be very costly, and there are no assurances that the clinical data obtained will demonstrate to the FDA that the drug candidate is safe and effective. The FDA may require the Company to perform additional human testing. There can be no assurance that the FDA will ever accept the Company's data as being sufficient to demonstrate the drug candidate's safety, purity, potency or efficacy.

     Even after FDA approval of a PLA has been obtained, further studies are generally required to provide additional data on safety or to gain approval for the use of a drug as a treatment in a clinical indication other than those for which the drug was initially tested. The FDA may also require post-marketing testing and surveillance programs to monitor a drug's effects. Significant side effects may prevent or limit the further marketing of the drug, or move the FDA to withdraw its approval, if any, to market the drug, either temporarily, for example, by ordering a drug recall, or permanently, by withdrawing the ELA or PLA approval. Continued compliance with all FDA requirements and the conditions in an approved application, including product specification, manufacturing process, labeling and promotional materials and record keeping and reporting requirements, is necessary for all drugs.

  International

     Sales of biologics outside the U.S. are subject to foreign regulatory requirements that may vary widely from country to country. Approval of a product by regulatory authorities of foreign countries comparable to the FDA must be obtained prior to the commencement of marketing the products in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval discussed above. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval set forth above, and there can be no assurance that foreign regulatory approvals will be obtained on a timely basis, if at all.

  EU

     In 1995, the European Medicines Evaluation Agency ("EMEA") instituted a new centralized drug-approval process for the member states of the European Union
(EU). The member states currently include Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland (Republic of), Italy, Luxembourg, the

Netherlands, Portugal, Spain, Sweden and the United Kingdom. This centralized process supplements the traditional decentralized approach and allows for a single central evaluation and approval that is binding in all EU member countries. Similar to the FDA process, the safety, efficacy and quality of a biologic drug candidate must be demonstrated according to criteria under EU law and extensive preclinical and human clinical trials are likely to be required. The results of all preclinical, development/manufacturing and Phase I, II and III clinical trial data may be submitted to the EMEA, the counterpart of the FDA, to seek approval for a Marketing Approval Application ("MAA"), which is the equivalent of the PLA. The MAA is assigned to a "rapporteur" and/or "co-rapporteur", an individual who coordinates the assessment of the application by a team of experts in the preclinical, product manufacturing and clinical areas. An overview of the results of the assessment is then presented to the Committee on Proprietary Medicinal Products ("CPMP"). The CPMP, which is comprised of two members from each of the member states of the European Union, evaluates both the MAA and the rapporteur's recommendations and forms an opinion on the approval or rejection of the MAA. This opinion is then referred to the European Commission, and the European Council if appropriate, for a final decision. Approval of the MAA by the European Commission and European Council, if appropriate, permits product marketing within all countries of the European Union. This MAA procedure takes a minimum of 300 days from submission of the application, excluding the time taken by the applicant to respond to questions raised by the CPMP.

     In addition to the centralized EU regulatory process, national laws of each EU member states govern clinical trials, good manufacturing practices, reimbursement and pricing, advertising and promotion and other matters. Thus, even if a drug candidate receives EU Marketing approval, it is not available for sale until the foregoing items are complete.

     The Company is currently engaged in a Phase III clinical trial to test the efficacy of IGX-CPL3 in treating cryptosporidial diarrhea in HIV-advanced patients. The trial is being conducted in South Africa and Mexico. If the trial is successful, IgX intends to apply for marketing approval of IGX-CPL3 in the EU and certain South American countries to treat cryptosporidial diarrhea in HIV-advanced patients and may apply for similar approval in the U.S.

REIMBURSEMENT

     The Company expects that sales volumes and prices of its drug candidates will be dependent in large measure on the availability of reimbursement from governmental and other third-party payors, including health insurance companies. The Company believes that reimbursement in the future will be subject to increased restrictions both in the U.S. and in foreign markets. The Company believes that the overall escalating cost of medical drugs and services has led to, and will continue to lead to, increased pressures on the health care industry, both foreign and domestic, to reduce the cost of drugs and services, including any drug candidates which may be offered by the Company. There can be no assurance that, in either the U.S. or foreign markets, governmental and other third-party reimbursement and coverage will be available or adequate, that current reimbursement amounts will not be decreased in the future or that future legislation, regulation, or reimbursement policies of governmental and other third-party payors will not otherwise adversely affect the demand for the Company's drug candidates or its ability to sell its drug candidates on a profitable basis. The unavailability or inadequacy of governmental and other third-party payor coverage or reimbursement could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY INSURANCE

     The clinical and commercial development of pharmaceuticals, including those being developed by the Company, may entail exposure to product liability claims. While the Company has never been subject to any liability claims stemming from the manufacture of, or preclinical or clinical trials of, its drug candidates, there can be no assurance that it will not be subject to such claims in the future. While IgX Limited currently has product liability insurance coverage in an amount of approximately $7.5 million (or Irish pounds 5 million) per occurrence for the use of IGX-CPL3 in the Company's Phase III clinical trial, there can be no assurance that such coverage limits will be adequate nor that a successful product liability lawsuit would not have a material adverse effect on the Company. The Company does not have product liability insurance coverage for the commercial sale of its drug candidates but intends to obtain such coverage if and when its drug candidates are commercialized however, regulatory bodies, there can be no assurance that sufficient product liability insurance will be available on terms acceptable to the Company or at all. See "Risk Factors--Potential Product Liability Exposure and Insurance."

FACILITIES

     IgX's executive offices are located in Summit, New Jersey in       square
feet of leased office space. The Company leases a pilot production facility in Tucson, Arizona which is responsible for developing drug candidates used in research and development. In addition, through its wholly owned subsidiary, IgX Limited, the Company owns a pilot production facility in Granard, Ireland. The Company believes that its current facilities are adequate to meet its requirements for the foreseeable future. Under its strategic partnership with Sintofarma, the Company and Sintofarma have agreed to jointly build and own a manufacturing facility in Brazil initially for pilot production of sufficient quantities of its drug candidates for clinical trials in Brazil and for full-scale production for the Company's Avian Technology-based products, if and when approved for sale in Brazil. The future Brazilian facility is anticipated to be an FDA-approved facility.

EMPLOYEES

     As of September 15, 1998 the Company employed 31 persons on a full-time basis, of which 8 were involved in research and development, 16 in manufacturing its drug candidate for clinical trial and 7 in administration and business development. The Company believes that its relations are good with its employees. None of the Company's employees is a party to a collective bargaining agreement. See "Management--Executive Officers and Directors."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company:

NAME                                    AGE   POSITION
-------------------------------------   ---   ---------------------------------------------------------
Albert J. Henry(1)...................   60    Chairman of the Board, Chief Executive Officer, Director
Carroll "Bo" Allen...................   53    Senior Vice President, Business Development and Marketing
Robert L. Renfroe....................   64    Senior Vice President, Operations, Managing Director IgX
                                              Limited
Vitaliano A. Cama, DVM...............   38    Vice President, Research and Development
Charles R. Sterling, Ph.D............   52    Director of Research
Tony Geoghegan.......................   40    Chief Financial Officer
Annette Fernandez, Ph.D..............   29    Assistant Vice President, Clinical Affairs
Baruch Blumberg, Ph.D................   73    Director
Raymond A. Dwek......................   56    Director
Donald H. Picker, Ph.D.(1)(2)(3).....
                                              Director
Edwin Snape, Ph.D.(1)................   58    Director
Randolph C. Steer, MD, Ph.D.(2)......   48    Director

------------------
(1) Member of Executive Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

     Albert J. Henry. Mr. Henry has been Chairman of the Board of IgX since its inception in February 1992 and its Chief Executive Officer since May 1998.
Mr. Henry also served as Chief Executive Officer of the Company from February 1992 until April 1997. Since 1983, Mr. Henry served as Chairman and Chief Executive Officer of Henry & Co., venture capital firm, and of Henry Venture II Limited, an Isle of Man venture capital fund and a principal stockholder of IgX. From 1983 to 1993, Mr. Henry also served as Chairman and Chief Executive Officer of the Henry Venture Fund Limited, a Cayman Island investment company. From December, 1994 to December 1996 Mr. Henry was Vice Chairman and a Director of IVAC Medical Systems, Inc., which designs, manufactures and sells electronic instrumentation to administer intravenous therapy. From 1977 to 1982, Mr. Henry was Chief Financial Officer, Director and Chairman, Executive Committee of IMED Corporation, which invented, designed, manufactured and sold the first electronic, volumetric infusion pump used to administer intravenous therapy. For more than 5 years prior thereto, Mr. Henry was Chairman of Henry & Associates, New York, a Wall Street securities research and venture capital firm and for 5 years was a lending officer at First National City Bank, a predecessor to Citibank N.A. He holds a Masters in Business Administration, Finance and Marketing, from Kellogg Graduate School of Management, Northwestern University and a Bachelor of Science in Civil and Mechanical Engineering from Bradley University. Mr. Henry is also adjunct professor of finance at Kellogg.

     Carroll "Bo" Allen. Mr. Allen has been the Company's Senior Vice President, Business Development and Marketing since July 1997 and served as a Director from July 1997 to August 1998. For one year prior to joining IgX, Mr. Allen was Senior Vice President of Marketing & Business Development in Kimeragen, a gene repair company. From March 1994 to March 1996 Mr. Allen served as Vice President of Business Development for CoCensys, Inc. a biopharmaceutical company. From 1989 to 1994, Mr. Allen served as Product Director at Ciba-Geigy Pharmaceuticals. Prior to that, from 1978 to 1989, Mr. Allen worked in the marketing division of Sandoz Pharmaceuticals and Boehringer Ingelheim.
Mr. Allen received his Masters of Science in Biology from University of Tennessee and a Bachelor of Science in Biology from Middle Tennessee State University.

     Robert L. Renfroe. Mr. Renfroe has been IgX's Senior Vice President, Operations since April 1994 and Managing Director of IgX Limited since 1996. He is responsible for management of the IgX Limited pilot production plant in Ireland. From 1988 to 1994, Mr. Renfroe was Managing Partner of CIW, Inc., an engineering, design and capital equipment provider to the electronic and chemical industries. Mr. Renfroe was General Manager--Ireland and Vice President of Operations of IMED Corporation, from 1980 to 1987. He holds a Masters of Business from University of London and a Bachelor of Science in Electrical Engineering from University of California.

     Vitaliano A. Cama, DVM. Dr. Cama has served as Vice President, Research and Development of the Company since January 1997 and for five years prior thereto held a similar position in the Company. Dr. Cama is a co-inventor with Dr. Sterling of the IgX Avian Technology. Since 1988 he has also been a research associate in the Department of Veterinary Science at the University of Arizona. During 1988 he was also a member of the Scientific Committee for the IX Panamerican Congress of Veterinary Sciences. Prior to 1988, from in 1988
Dr. Cama was a research associate at Asociacion Benefica PRISMA and Department of Microbiology, Universidad Peruana Cayetano Heredia in Lima, Peru. From 1986 to 1987 Dr. Cama was a teaching assistant at the Avian Pathology Laboratory. From 1983 to 1985 he served as a teaching assistant in the Department of Animal Production, School of Veterinary Medicine, Universidad Nacional Mayor de San Marcos, in Lima, Peru. From 1982 to 1987 he was also a supervisor of AVI-VET poultry farms in Lima, Peru. He holds a Doctor of Veterinary Medicine degree and a Bachelor of Veterinary Sciences degree from the Universidad Nacional Mayor de San Marcos in Lima, Peru and completed post-doctoral work at the University of Arizona from 1988-1991 in immunoparasitology.

     Charles R. Sterling, Ph.D. Dr. Sterling has been Director of Research and Chairman of the Scientific Advisory Board of the Company since 1992.
Dr. Sterling is a co-inventor with Dr. Cama of the Avian Technology. Since 1983, Dr. Sterling has been a professor at the University of Arizona having served as the Head, Department of Veterinary Science since 1990. Dr. Sterling was also Associate Professor, Department of Immunology and Microbiology, and Assistant Professor, Department of Comparative Medicine, Wayne State University School of Medicine, Detroit, Michigan from 1974 to 1983. Dr. Sterling's laboratory at University of Arizona developed the leading diagnostic test for C. parvum and Giardia. He was a postdoctoral fellow in Pathology, Case Western Reserve University School of Medicine, Cleveland, Ohio, and received his Ph.D. from Wayne State University and Bachelor of Science from Syracuse University.

     Tony Geoghegan. Mr. Geoghegan has been the Company's Chief Financial Officer since May 1998 and its Controller since September 1996. From August 1993 to August 1996 Mr. Geoghegan was Group Financial Controller of Aall Trust & Banking Corporation Limited in the Cayman Islands. For 7 years prior thereto, he was employed in the audit practice in the Dublin and Grand Cayman offices of Coopers & Lybrand. Mr. Geoghegan has a Business Studies degree from Trinity College, Dublin, and is a Fellow of the Institute of Chartered Accountants in Ireland.

     Annette Fernandez, Ph.D. Dr. Fernandez has been Assistant Vice President, Clinical Affairs of the Company since December 1997. From August 1996 to November 1997, after completing her education, Dr. Fernandez was the Assistant Director of Technology Assessment & PharmacoEconomic Services (TAPES) Institute of Excellence at the Jefferson Health System in Philadelphia, Pennsylvania.
Dr. Fernandez holds a Ph.D. from the University of Utah and a B.Pharm. from Bombay University.

     Baruch Blumberg, Ph.D. Baruch S. Blumberg has been a Director of the Company since September 1998. Dr. Blumberg has been a Distinguished Scientist at Fox Chase Cancer Center, Philadelphia since 1989, and a University Professor of Medicine and Anthropology at the University of Pennsylvania, since 1977. He was Master of Balliol College, Oxford University, from 1989 to 1994 and Associate Director for Clinical Research at Fox Chase Cancer Center from 1964 to 1989. He was awarded the Nobel Prize in 1976 for "discoveries concerning new mechanisms for the origin and dissemination of infectious diseases" and specifically, for the discovery of the Hepatitis B virus. He was on the staff of the National Institutes of Health, Bethesda, MD, from 1957 to 1964. He earned an M.D. degree from the College of Physicians and Surgeons, Columbia University, New York, in 1951, and a Ph.D. (D. Phil.) in Biochemistry from Oxford University in 1957.

     Raymond Allen Dwek, MA, MSc, D.Phil, DSc, C Chem, FRSC, FRS. Professor Dwek has been a Director of the Company since August 1998. In 1988 he was, as founding scientist, instrumental in the foundation of Oxford Glycosciences plc ("OGS"), which is a minority shareholder in IgX Oxford. Professor Dwek has served as a non-executive Director of OGS and its predecessor, Oxford Glycosciences Limited since 1988 and has been a member of its Scientific Advisory Board since 1997. Since 1988, Professor Dwek has been director of the Glycobiology Institute, Professor of Glycobiology at the University of Oxford and Professorial Fellow of Exeter College, Oxford, Professor of Glycobiology. Since 1996 Professor Dwek has been the Associate Head of the Department of Biochemistry at the University of Oxford. In 1988 Professor Dwek was elected a Fellow of the Royal Society of London and since 1988 he has been a member of the European Molecular Biology Organisation and is Chairman of its Scientific Advisory board. Professor Dwek received his Bachelor of Science in Chemistry and his Master of Science in Physical Chemistry from Manchester University. He received a Doctorate in Physical Chemistry at Oxford University.

     Donald H. Picker, Ph.D. Dr. Picker has been a Director of the Company since September 1998. Since 1996, Dr. Picker has been President and Chief Operating Officer of LXR Biotechnology Inc., a drug development company. From March 1996 until June 1996, Dr. Picker was Chief Operating Officer and Executive Vice President at Corvas, a biopharmaceutical firm. Prior to that, from 1991 until 1996, he was Vice President of Research and Development at Genta, a biopharmaceutical firm. From 1983 to 1991 he was Vice President Research and Development for Johnson Matthey, Inc., where he developed platinum anticancer drugs, including Paraplatin, a worldwide leading anticancer drug. Dr. Picker received his Ph.D. in organic chemistry from State University of New York at Albany, and received his Bachelor of Science degree in chemistry from the Brooklyn Polytechnic Institute.

     Edwin Snape, Ph.D. Dr. Snape has been a Director of the Company as well as Chairman, Executive Committee for Corporate Development since January 1998. Since 1995, Dr. Snape has been one of four principals in New England Partners, a private equity firm headquartered in Boston, and has primary responsibility for its healthcare investments. Dr. Snape is a partner of New England Partners II, L.P. an affiliate of New England Partners, which is the general partner of NEGF II, L.P., a principal stockholder of IgX. Dr. Snape has been a General Partner of several venture capital partnerships since 1983, and was a Managing General Partner of Vista III, L.P. from August 1986 to 1998. From March 1997 until October 1997, Dr. Snape served as one of Vista's designees on the Board of Directors of Superior Air Parts, a wholesaler of aircraft parts, in which Vista then owned a majority of the outstanding equity. In July 1997, Superior Air Parts filed for Bankruptcy protection under Chapter 11, and thereafter reorganized. Dr. Snape holds a Doctorate of Science and Bachelor of Science degrees in Metallurgy from Leeds University in England.

     Randolph C. Steer, M.D., Ph.D. Dr. Steer has been a Director of the Company since 1996 and a member of the Scientific Advisory Board since 1993. Since 1989 Dr. Steer has been an independent regulatory and business development consultant. He has a broad background in the commercial development of drugs, biologics and medical devices. From 1985 to 1989 he served as Chairman of ATC International, a pharmaceutical regulatory, marketing and publishing firm. From 1984 to 1985 he was the Medical Director at Ciba-Geigy Pharmaceuticals and from 1982 to 1984 he held a position in the Research and Development division of Marion Laboratories. Dr. Steer is a member of the board of directors of Techne Corporation, a manufacturer of cellular biologic reagents and BioCryst Pharmaceuticals, a drug design and development company. Dr. Steer received his MD degree from Mayo Medical School, Ph.D. from the University of Minnesota, and completed residency and subspecialty training in clinical and chemical pathology at the University of Minnesota Hospitals.

     The Company's Board of Directors is divided into three classes, each of which will serve a term of three years, with one class being elected each year. Each of the Company's directors has been elected to serve until his successor has been elected and duly qualified. The terms of Donald Picker and Raymond Dwek will expire at the annual meeting of stockholders in 1999; the terms of Baruch Blumberg and Randolph Steer will expire at the annual meeting of stockholders in 2000; and the terms of Albert J. Henry and Edwin Snape will expire at the annual meeting of stockholders in 2001. The Restated Certificate provides that Directors may be removed only for cause by a majority of stockholders. See "Description of Capital Stock--Anti-Takeover Measures."

     The Company has agreed, at the election of the Representative, to nominate and use its best efforts at any time through June 14, 2003 to elect a designee of the Representative to the Board of Directors or, at the Representative's option, as an attendee at the meetings of the Board of Directors and has agreed to reimburse any such designee for expenses incurred in attending Board meetings.

     Under the Investors' Rights Agreement dated December 24, 1997 by and among the Company and certain investors, including NEGF II, L.P., a principal stockholder of the Company, the Company has agreed, for so long as NEGF II, L.P. owns not less than 207,940 shares of Common Stock, to use its best efforts to cause and maintain the election of Edwin Snape, Ph.D., a partner of the general partner of NEGF II, L.P. or another designee of NEGF II, L.P., to the Board. Dr. Snape has served as a Director of the Company pursuant to the Investors' Rights Agreement since December 1997.

     The Company has entered into indemnification agreements with each of the Directors of the Company, under which the Company has agreed to indemnify and hold harmless each Director to the fullest extent permitted by law for losses incurred by reasons of acts or omissions in his capacity as a Director of the Company.

     The Company is the beneficiary of a $3 million "keyman" life insurance policy on the life of Mr. Albert J. Henry.

BOARD COMMITTEES

     The Company has Audit, Compensation and Executive Committees of the Board of Directors. The Audit Committee consists of Donald H. Picker. The primary function of the Audit Committee is to assist the Board of Directors in the discharge of its duties and responsibilities by providing the Board with an independent review of the financial condition of the Company and of the Company's financial controls and financial reporting systems. The Audit Committee also reviews the general scope of the Company's annual audit, the fee charged by the Company's independent accountants and other matters relating to internal control systems.

     The Compensation Committee of the Board of Directors determines salaries, incentives and other forms of compensation to be paid to all executive officers of the Company, including the Chief Executive Officer. The Compensation Committee's duties include the administration of the Company's Amended and Restated 1993 Stock Option Plan. The Compensation Committee consists of Randolph
C. Steer, Chairman and Donald H. Picker.

     The Executive Committee consists of Albert J. Henry, Chairman, Edwin Snape and Donald Picker. The primary function of the Executive Committee is to assist the Board of Directors in evaluating acquisitions of clinical materials and overseeing general business matters.

SCIENTIFIC ADVISORY BOARD

     The Company's Scientific Advisory Board consists of individuals with expertise in various fields who advise the Company concerning long-term scientific planning, research and development. Members of the Scientific Advisory Board also evaluate the Company's research program, recommend personnel to the Company and advise the Company on technology matters. While the Scientific Advisory Board has not met collectively, its members have been available individually to advise the Company on specific scientific and technical issues. Scientific Advisory Board members are compensated $1,500 per meeting and reimbursed for out-of-pocket expenses. In addition, each member will receive nonstatutory stock options to purchase 10,000 shares of common stock under the 1998 Stock Option Plan which vest over a period of three years. The Company has entered into confidentiality agreements with the members of the Scientific Advisory Board.

     No member of the Scientific Advisory Board is employed by the Company, and members may have other commitments to or consulting or advisory contracts with their employers or other entities that may conflict or compete with their obligations to the Company. Accordingly, such persons are expected to devote only a small portion of their time to the Company.

     Charles R. Sterling, Ph.D. acts as the Chairman of the Scientific Advisory Board and Dr. Steer is also a member of the Scientific Advisory Board. The other members of the Scientific Advisory Board are Dr. Robert Fekety, Dr. Robert Gilman, Dr. Richard Guerrant, Dr. Gerald Keusch, Dr. Willis Maddrey, Dr. Matilde Parente, Dr. Julie Parsonnet, Dr. Cynthia Sears, Dr. David N. Taylor, Dr. Reno Vlahcevic and Dr. Christine Wanke.

     Robert Fekety, M.D. Dr. Fekety has been a Professor Emeritus of Epidemiology at the University of Michigan, School of Public Health since 1995. Prior to that, from 1985 to 1995, he held the position of Professor of Epidemiology at the same University. Dr. Fekety received his Medical Degree from Yale Medical School and a bachelors of Arts from Wesleyan Universtiy.

     Robert Gilman, M.D. Dr. Gilman is a Professor in the Department of Health at John Hopkins University. He is a Director of the NIH-CIDR Program Project and a Director of Summer Institute of Tropical Medicine and Health. Dr. Gilman has authored approximately 160 scientific publications in peer reviewed journals and seven text-books. His area of specialty is tropical disease and hygiene with an emphasis in C. parvum and cyclospora.

     Richard L. Guerrant, M.D. Since 1990, Dr. Gerrant has been a Professor of International Medicine at the University of Virginia and Head of its Division of Geographic and International Medicine since 1981. Dr. Guerrant has been the Director of the Office of International Health at the University of Virginia since 1995. Dr. Guerrant received his Medical Degree from the University of Virginia School of Medicine, and his Bachelor of Schiece degree from Davidson College.

     Gerald T. Keusch M.D. Dr. Keusch is a Professor at the New England Medical Center, Division of Infectious Disease. He is also a member of its Editorial Board. He has authored numerous scientific publications in peer reviewed journals on the impact of nutrition on immunity with a special emphasis on
C. parvum, Rotavirus and enteric toxins.

     Willis Maddrey, M.D. Dr. Maddrey is Executive Vice President for Clinical Affairs and a Professor of Internal Medicine at The University of Texas Southwestern. He is also a member of the Michigan Quarterly Review. Dr. Maddrey is the past President of the American College of Physicians and the American Association of the Study of Liver Disease, as well as the Vice President of the American Gastroenterological Association. He is an honorary fellow of the Royal College of Physicians, London, the Royal College of Physicians, Glasgow and the Royal Australasian College of Physicians and Surgeons. He is on numerous boards of directors including Wellspan Health Care System and Southwestern Health Care Systems. Dr. Maddrey's expertise is in hepatology, gastroenterology and regulatory compliance.

     Matilde Parente, M.D. Dr. Parente is Vice President of the Desert AIDS Project and a Member of the Board of Councillors of the Riverside County Medical Association in California. She is a diplomate of the American Board of Pathology with certification in the specialties of Anatomic and Clinical Pathology and is a Fellow of the College of American Pathologists.

     Julie Parsonnet, M.D.

     Cynthia Sears, M.D. Dr. Sears is an Associate Professor of Medicine, Division of Infectious Diseases and Gastroenterology at Johns Hopkins University. She has authored approximately 16 scientific publications in peer reviewed journals with an emphasis on enteric pathogens, specifically
C. parvum, Bacteriolides and E. coli.

     David N. Taylor, M.D.

     Z. Reno Vlahcevic, M.D. Dr. Vlahcevic has been a Professor of Medicine at the Virginia Commonwealth University, Medical College since 1974. He is also an Associate Chairman for Research, Department of Internal Medicine at Virginia Commonwealth. Dr. Vlahcevic received his Medical Degree from the Medical School of the University, Zagreb in Croatia.

     Christine A. Wanke M.D. Dr. Wanke is an Assistant Professor of Medicine at Tufts University School of Medicine. From 1981 through 1998, Dr. Wanke was an Assistant Professor of Medicine at Harvard Medical School. She received her Medical Doctorate degree from the University of Wisconsin School of Medicine, and her Bachelor of Science degree in South Asian Studies from University of Wisconsin.

DIRECTOR COMPENSATION

     Directors who are not full-time employees of the Company are reimbursed their out-of-pocket expenses and receive a fee of $1,500 per board meeting attended and, upon their initial election and each subsequent reelection to the Board, options to purchase 20,000 shares of Common Stock at the fair market value of the Common Stock on the date of the grant. See "Stock Option Plans" below.

     The following table sets forth certain compensation paid or earned with respect to the Company's fiscal year ended December 31, 1997 for each of the Chief Executive Officers of the Company during 1997 and the other executive officers of the Company whose salary and bonus for that fiscal year exceeded $100,000 (together, the "Named Executive Officers"):

                SUMMARY COMPENSATION TABLE FOR 1997 FISCAL YEAR

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                                                            ------------
                                                                           ANNUAL            NUMBER OF
                                                                        COMPENSATION        SECURITIES
                                                                     ------------------     UNDERLYING
                                                                     SALARY      BONUS        OPTION
NAME AND PRINCIPAL POSITION                                            ($)        ($)           (#)
------------------------------------------------------------------   -------    -------     ------------
Albert J. Henry
  Chairman and Chief Executive Officer............................        --         --              --

Craig R. Rennie
  Chief Executive Officer, President(1)...........................   177,000         --         200,000

Carroll W. Allen
  Senior Vice President,
  Business Development and Research...............................    76,000     52,000         125,000(2)

Robert L. Renfroe
  Senior Vice President, Operations
  Managing Director IgX Limited...................................   110,000         --              --

------------------
(1) Due to office closure, Mr. Rennie's employment ceased as of May 12, 1998. Compensation was paid in Pounds Sterling, with amounts stated in US$ at an exchange rate of US$1 = pounds .6079 on December 31, 1997.
(2) Mr. Allen's stock options were rescinded in January 1998.

     The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 1997 by the Company to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED ANNUAL
                         NUMBER OF       PERCENT OF                                   RATES OF STOCK PRICE
                         SECURITIES    TOTAL OPTIONS                                 APPRECIATION FOR OPTION
                         UNDERLYING      GRANTED TO      EXERCISE OR                          TERMS
                          OPTIONS       EMPLOYEES IN     BASE PRICE     EXPIRATION    -----------------------
NAME                      GRANTED       FISCAL YEAR        ($/SH)          DATE        5%($)        10%($)
----------------------   ----------    -------------    -----------    -----------   ---------     ---------
Craig R. Rennie.......      200,000(1)      61.5%           5.00        4/1/2007     1,932,000     3,669,000
Carroll W. Allen......      125,000(2)      38.5%           5.00        6/15/2007    1,208,000     2,293,000

------------------
(1) These options terminated in May 1998.
(2) These options were rescinded in January 1998.

     The following table sets forth certain information concerning the number and value of securities underlying exercisable and unexercisable stock options held by the Named Executive Officers as of December 31, 1997:

                       1997 FISCAL YEAR END OPTION VALUES

                                                       NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                                                       OPTIONS AT FISCAL YEAR         IN-THE-MONEY OPTIONS AT
                                                               END(#)                  FISCAL YEAR END($)(1)
                                                    ----------------------------    ----------------------------
NAME                                                EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-------------------------------------------------   -----------    -------------    -----------    -------------
Craig R. Rennie(2)...............................      50,000         150,000         200,000          600,000
Carroll W. Allen(3)..............................      37,500         112,500         175,000          525,000
Robert L. Renfroe................................      20,924          62,772         167,000          502,000

                                              (Footnotes on next page)

(Footnotes from previous page)

------------------
(1) Based on the assumed $9.00 per share initial public offering price of the Common Stock offered hereby minus the applicable exercise price.
(2) Mr. Rennie's options terminated in September 1998.
(3) Mr. Allen's options were rescinded in January 1998.
                            ------------------------

     In January 1998, the Company granted a five-year-stock option to Mr. Renfroe to purchase 50,000 shares of Common Stock at $1.00 per share. The options become first exercisable at the rate 25% of the underlying shares subject to the option, commencing January 1999.

EMPLOYMENT AGREEMENTS

     Albert J. Henry serves as Chief Executive Officer of the Company without compensation and is subject to an agreement containing certain non-competition and confidentiality provisions.

     Robert L. Renfroe is employed by IgX Limited ("Limited") under an employment agreement that commenced December 1, 1996 and expires December 31, 1998 (the "Renfroe Employment Agreement"). Under the Renfroe Employment Agreement, Mr. Renfroe receives an annual base salary of $110,000 and benefits generally offered to Limited's employees. The Renfroe Employment Agreement provides that the employment of Mr. Renfroe may be terminated by Limited with or without "Cause." "Cause" is defined as a determination by a majority of the Board of Directors of Limited that Mr. Renfroe has engaged in conduct not appropriate for an employee of Limited. If Mr. Renfroe's employment is terminated without cause, Limited must provide him with at least 30 days' prior written notice. If the Phase III clinical trial for IGX-CPL3 is terminated by Limited during the Pilot Plant Period or Manufacturing Plant Period (as such terms are defined in the Renfroe Employment Agreement), Limited must pay
Mr. Renfroe a severance payment equal to twelve months of his annual base salary, plus all applicable benefits. The agreement also contains a provision prohibiting Mr. Renfroe from competing with Limited for three years from the termination of employment. Pursuant to the Renfroe Employment Agreement, Mr. Renfroe holds options to purchase 83,696 shares of Common Stock at an exercise price of $1.00 per share. These options (which were originally issued under a Limited stock option plan and subsequently assumed by the Company) are exercisable at the rate of 25% per year over a four-year period, commencing October 1, 1997, one year following the date of grant.

     Carroll "Bo" Allen is employed by the Company under an employment agreement originally entered into with Limited and amended and assumed by the Company that commenced June 1, 1997 and expires May 31, 1999 (the "Allen Employment Agreement"). Under the Allen Employment Agreement, Mr. Allen receives an annual base salary of $160,000, a cash incentive bonus (up to fifty percent of base salary for each twelve-month period), a signing bonus of $40,000 available at the rate of $10,000 per year and benefits generally offered to the Company's employees.

     The Allen Employment Agreement provides that the employment of Mr. Allen may be terminated by IgX with or without "Cause". "Cause" is defined as
(i) Mr. Allen's conviction of a felony; (ii) any neglect or breach of duty by Mr. Allen, or any failure by Mr. Allen to perform to the reasonable satisfaction of the Board, such duties as may be delegated to Mr. Allen from time to time;
(iii) Mr. Allen otherwise materially breaches any provision of the Allen Employment Agreement; or (iv) a determination by a majority of the Board acting in good faith that Mr. Allen has engaged in conduct not appropriate of an employee. If Mr. Allen's employment is terminated without Cause and if he executes a written release, the Company must pay Mr. Allen liquidated damages in an amount equal to the amount of Mr. Allen's base salary for the remainder of the initial two year employment term. In addition, if the Company terminates
Mr. Allen's employment without Cause, IgX must provide him with at least
60 days' prior written notice. If Mr. Allen's employment is terminated due to his death and/or permanent disability, the Company must pay to Mr. Allen's executor or representative an amount equal to Mr. Allen's base salary accrued through the date of termination, plus a pro rata share of any annual bonus to which Mr. Allen would otherwise be entitled for the year in which death or permanent disability occurs. The agreement also contains a provision prohibiting Mr. Allen from competing without written release with IgX during his employment with the Company.

     Craig R. Rennie was employed by IgX Limited under an employment agreement that commenced April 1, 1997 and would expire March 31, 1999 (the "Rennie Employment Agreement"). Under the Rennie Employment

Agreement, Mr. Rennie would receive an annual base salary of $230,301
(pounds 140,000), a cash incentive bonus (up to fifty percent of base salary for each twelve-month period), and benefits generally offered to Limited's employees. In addition, pursuant to the Rennie Employment Agreement, Mr. Rennie was issued options to purchase 200,000 shares of Limited's Common Stock at an exercise price of $5.00 per share. These options were issued under the Limited's 1996 Stock Option Plan and are exercisable at the rate of 25% per year over a four-year period, commencing April 1, 1997.

     The Rennie Employment Agreement provides that the employment of Mr. Rennie may be terminated by Limited with or without "Cause". "Cause" is defined as
(i) Mr. Rennie's conviction of a felony; (ii) any neglect or breach of duty by Mr. Rennie, or any failure by Mr. Rennie to perform to the reasonable satisfaction of the Board, such duties as may be delegated to Mr. Rennie from time to time; (iii) Mr. Rennie otherwise materially breaches any provision of the Rennie Employment Agreement; or (iv) a determination by a majority of the Board acting in good faith, that Mr. Rennie has engaged in conduct not appropriate of an employee. If Mr. Rennie's employment is terminated without Cause and if he executes a written release, the Company must pay Mr. Rennie liquidated damages in an amount equal to the amount of Mr. Rennie's base salary for the remainder of the initial two year employment term. In addition, if Limited terminates Mr. Rennie's employment without Cause, Limited must provide him with at least one year's prior written notice after the initial employment term of two years has occurred. If Mr. Rennie's employment is terminated due to his death and/or permanent disability, the Company must pay to Mr. Rennie's executor or representative an amount equal to Mr. Rennie's base salary accrued through the date of termination, plus a pro rata share of any annual bonus to which Mr. Rennie would otherwise be entitled for the year in which death or permanent disability occurs. The Rennie Employment Agreement also contains a provision prohibiting Mr. Rennie from competing with Limited during the period of the Rennie Employment Agreement.

     Due to an office closure, Mr. Rennie's employment with Limited ceased effective May 12, 1998. According to a termination agreement between Limited and Craig Rennie entered into in September 1998, Mr. Rennie received a termination payment in the amount of approximately $141,142 (British pounds 85,800) and all of Mr. Rennie's outstanding options were cancelled. The termination letter requires Mr. Rennie to maintain as confidential, all information he acquired through his employment with Limited. By its terms, the termination letter is a full and final settlement of any claim which Mr. Rennie may have arising out of his employment with Limited.

STOCK OPTION PLANS

     1993 Stock Option Plan. The Company's initial Stock Option Plan was adopted in 1993 and subsequently amended (as amended, the "1993 Stock Option Plan"). The 1993 Stock Option Plan was designed to attract and retain key employees of, consultants of, and directors to the Company and to enable them to participate in the long-term growth of the Company. The 1993 Stock Option Plan provided for the grant of stock options (incentive and nonstatutory). As of September 25, 1998, options to purchase an aggregate of 825,857 shares of Common Stock had been granted under the 1993 Stock Option Plan, of which options to purchase 159,589 shares were exercisable as of such date. Options to purchase 360,000 shares had been exercised prior to that date. In September, 1998, in light of the Board's adoption of the 1998 Stock Option Plan, the Compensation Committee determined that no further grants would be made under the 1993 Stock Option Plan.

     1998 Stock Option Plan. The Company's 1998 Stock Option Plan was adopted in September 1998 (the "1998 Stock Option Plan"). The 1998 Stock Option Plan is designed to attract and retain key employees of, consultants of, and directors to the Company and to enable them to participate in the long-term growth of the Company. The 1998 Stock Option Plan provides for the grant of stock options (incentive and nonstatutory) for the purchase of up to an aggregate of 600,000 shares of Common Stock, subject to adjustment for stock-splits and similar capital changes. Awards under the 1998 Stock Option Plan can be granted to officers, employees, non-employee directors, consultants and other individuals as determined by the committee of the Board of Directors which administers the 1998 Stock Option Plan, each of whose members is a "non-employee director" within the meaning of Rule 16b-3 under the Securities Act. The Compensation Committee of the Board of Directors administers the 1998 Stock Option Plan. The Compensation Committee selects the participants and establishes the terms and conditions of each option granted under the 1998 Stock Option Plan, including the exercise price, the number of shares subject to options and the time at which such options become exercisable. The exercise price of all "incentive stock options" within the meaning of Section 422 of the Code granted under the Stock Option Plan must be at least equal to 100% of the fair market value of the shares underlying the option on the date of grant and the exercise price of any nonstatutory option must be at least 85% of the fair market value of the shares underlying the option on the date of grant. The term of any incentive stock option granted under the 1998 Stock Option Plan may not exceed ten years. As of September 28, 1998, no options to purchase shares of Common Stock had been granted under the 1998 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the establishment of the Compensation Committee in September 1998, the Board of Directors of the Company was responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company. See "Management--Stock Option Plans." Albert J. Henry and Carroll W. Allen, the Chairman of the Board and Chief Executive Officer of the Company and the Senior Vice President, Business Development and Marketing, respectively, served as Board members during 1997 and participated in deliberations of the Board concerning executive officer compensation.

                              CERTAIN TRANSACTIONS

     IgX Corp. (the "Company") was organized by Albert J. Henry, Chairman and Chief Executive Officer of the Company, in February 1992 to conduct research and development of drug candidates for the treatment of various infections.

     To fund the Company's operations, Henry Venture II Limited ("Henry Venture"), a venture capital fund of which Mr. Henry is the Chairman and Chief Executive Officer, purchased 350,030 shares of Common Stock for an aggregate purchase price of approximately $350 (or $0.001 per share) in July 1992. In August 1992 Henry Venture and another principal shareholder of the Company, IX Limited, purchased 350,000 and 20,000 shares, respectively, of Series A Preferred Stock for an aggregate purchase price of $370,000 (or $1.00 per share). During September 1993, the Board of Directors of the Company effected a 10-for-1 stock split of the Series A Preferred Stock. From the period September 1992 through July 1996, the Company and IgX Limited obtained unsecured loans from Henry Venture an existing stockholder, totalling $4,023,000, which bore interest at 9% per annum, in the form of promissory notes (the "Original Notes"). During August 1996, Henry Venture was issued 2,086,096 shares of Series B mandatory redeemable convertible preferred stock (the "Series B Redeemable") and 2,086,096 shares of Series C mandatory redeemable convertible preferred stock (the "Series C Redeemable") of IgX Limited in exchange for the cancellation of the Original Notes along with accrued and unpaid interest thereupon of $149,192. Further, in August 1996, in consideration of the cancellation of Series B Redeemable and Series C Redeemable, the Company issued one additional share of Series A Preferred of IgX Limited to Henry Venture.

     In September 1994, IX Limited exercised options to purchase 360,000 shares of Common Stock at $.01 per share under a stock option granted in 1993.

     In September 1995, the Company consummated a reorganization, under which the Company became a wholly owned subsidiary of a newly organized corporation, IgX Limited, formed under the laws of the Republic of Ireland. The reorganization was effected to attempt to take advantage of certain Irish tax benefits and government grants relating to IgX Limited's pilot production facility in Ireland. In connection with this reorganization, all of the outstanding capital stock (and securities convertible or exercisable into such capital stock) of the Company was exchanged for shares of IgX Limited on a share for share basis.

     In addition, from November 1996 to December 1997, Henry Venture loaned IgX Limited an aggregate principal amount of $5,328,546 with interest accrued thereon at 9% per annum (the "1996/1997 Henry Venture Notes"). The first promissory note in the amount of $3,544,312 at December 31, 1997, which includes $544,312 of accrued and unpaid interest through December 31, 1997, bears interest at a rate of 9% per annum and is payable in full on December 31, 2001. The second promissory note issued was in the amount of $328,546, representing the remaining balance, also bears interest at 9% per annum, and is payable in full on demand.

     In December 1997, as a condition to another venture capital financing, a further reorganization was effected by which IgX Limited became the wholly owned subsidiary of the Company, again with all of the outstanding capital stock (and securities convertible or exercisable into such capital stock) of IgX Limited being exchanged for shares of the Company on a share for share basis and with the Company assuming all outstanding indebtedness due to Henry Venture from IgX Limited.

     Further, in December 1997, the Company sold an aggregate of 748,582 shares of Series B Preferred Stock for $4,799,982 (or $6.4121 per share), to six investors, including Henry Venture and NEGF II, L.P., principal stockholders of the Company, which purchased 311,910 and 155,955 shares, respectively. To effect payment for its shares of Series B Preferred Stock, Henry Venture exchanged indebtedness of approximately $1,999,998 under the 1996/1997 Henry Venture Notes, and concurrently restructured the remaining indebtedness into two promissory notes: one in the principal amount of $3,544,311 (including interest) due December 31, 2001 with interest accruing from the date thereof at 9% per annum, and the other note in the principal amount of $328,548 payable on demand, together with interest accruing thereon at 9% per annum.

     In February 1998, the Company sold an additional 155,955 shares of Series B Preferred Stock for $999,999 to NEGF II, L.P., a principal stockholder of the Company.

     In May 1998, NEGF II, L.P. loaned the Company the principal amount of $1,000,000, due May 6, 2008, with interest accruing thereon at 9% per annum. The indebtedness is subject to prepayment upon the occurrence of certain conditions, including the consummation of this Offering. In connection with this financing, the Company issued NEGF II, L.P. warrants to purchase 370,000 shares of Common Stock of the Company at an exercise price of $0.01 per share. The warrant was exercised on September 25, 1998.

     See "Management--Stock Option Plans" for options granted to executive officers and directors.

     On September 25, 1998, Henry Venture converted the 1996/1997 Henry Venture Notes (aggregating $4,092,815 of principal and accrued interest) into 584,688 shares of Common Stock at $7.00 per share. Concurrently NEGF II, L.P. converted the $1,000,000 promissory note issued to it by the Company in May 1998 (aggregating $1,035,014 of principal and accrued interest) into 147,859 shares of Common Stock also at $7.00 per share.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of September 28, 1998, giving pro forma effect to the conversion of all outstanding preferred stock into 4,854,066 shares of Common Stock to be effective upon the closing of this Offering, information with respect to the beneficial ownership of the Common Stock before this Offering after giving effect to the conversion of Preferred Stock and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock, (ii) each director of the Company, (iii) each person named in the Summary Compensation Table under "Management--Executive Compensation," and (iv) all executive officers and directors as a group, together with their respective percentage ownership of such shares:

                                                           NUMBER OF SHARES            PERCENT BENEFICIALLY OWNED
                                                             BENEFICIALLY      ------------------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                           OWNED(1)         BEFORE OFFERING        AFTER OFFERING
--------------------------------------------------------   ----------------    -----------------    ---------------------
Henry Venture II Limited ...............................       4,746,629              71.2%                  52.9%
  100 Market Street
  Douglas, IM99 1TT
  Isle of Man

NEGF II, L.P. ..........................................         829,769              11.8%                   8.9%
  One Boston Place
  Suite 2100
  Boston, MA 02108

IX Limited .............................................         642,684               9.5%                   7.1%
  Les Nicolles House
  Les Nicolles
  St. Martin, Guernsey
  Channel Islands GY4 6UQ

Baruch Blumberg, Ph.D...................................              --                --                     --

Raymond A. Dwek, Ph.D...................................              --                --                     --

Donald H. Picker, Ph.D..................................              --                --                     --

Albert J. Henry(2)......................................              --                --                     --

Edwin Snape, Ph.D.(3)...................................              --                --                     --

Randolph C. Steer, M.D., Ph.D...........................          37,500                 *                      *

Robert Renfroe..........................................          41,848                 *                      *

Carroll "Bo" Allen......................................              --                --                     --

Craig S. Rennie (4).....................................              --                --                     --

All executive officers and directors as as a group
  (12 persons)..........................................          79,348               1.2%                     *

------------------
* less than 1%

(1) A person is deemed to be the beneficial owner of Common Stock that can be acquired within 60 days from September 28, 1998 upon the exercise of options, and that person's options are assumed to have been exercised (and the underlying shares of Common Stock outstanding) in determining such person's percentage ownership. Accordingly, the following shares issuable upon exercise of options have been included in the shares beneficially owned by the following persons: IX Limited--82,684 shares; Randolph Steer--37,500 shares; and Robert Renfroe--41,848 shares.

(2) Does not include shares held by Henry Venture II Limited, for which Mr. Henry serves as Chairman and Chief Executive Officer. Mr. Henry disclaims beneficial ownership of such shares.

(3) Does not include shares held by NEGF II, L.P. Dr. Snape is a partner of New England Partners II, L.P., which is the general partner of NEGF II, L.P. Dr. Snape disclaims beneficial ownership of such shares.

(4) Due to an office closure, Mr. Rennie's employment ceased on May 12, 1998.

                          DESCRIPTION OF CAPITAL STOCK

     After giving pro forma effect to the conversion of the outstanding preferred stock into 4,854,066 shares of Common Stock upon consummation of this Offering, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.001 par value per share, of which 6,666,643 shares were issued and outstanding and held by nine holders of record as of September 28, 1998 and 5,000,000 shares of Preferred Stock, $0.001 par value per share, none of which were outstanding as of such date. Immediately following the closing of this Offering, the Company will file an amendment to the Company's Restated Certificate eliminating the currently authorized Series A and Series B Preferred Stock.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, (i) the provisions of the Company's Restated Certificate and By-laws (each as included as exhibits to the Registration Statement) and
(ii) the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then outstanding shares of Preferred Stock. No shares of Preferred Stock will be outstanding immediately following the closing of this Offering. All the outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, fully paid, validly issued, and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The Company believes that the power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and restrict their rights to receive payment upon liquidation and could have the effect of delaying, deferring or preventing a change-in-control of the Company. See "Description of Capital Stock--Anti-Takeover Measures." The Company has no present plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER MEASURES

     In addition to the Board of Directors' ability to issue shares of Preferred Stock, the Restated Certificate and the By-laws contain several other provisions that are commonly considered to discourage unsolicited takeover bids. The Restated Certificate includes a provision classifying the Board of Directors into three classes with staggered three-year terms. A Director may be removed only for cause by the holders of a majority of the outstanding shares of capital stock entitled to vote, voting together as a single class. For purposes of the Restated Certificate, "cause" means an act or acts by an individual involving the commission of a felony, willful misconduct, fraud, embezzlement, dishonesty, breach of fiduciary duty or violation or breach of a written employment or consulting agreement or of the Company's policy as described in a Company manual or handbook, any of which acts cause the Company material damage. Any amendment to the Restated Certificate relating to Board composition requires the affirmative vote of the holders of at least two-thirds (2/3) of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. The By-laws include a provision prohibiting stockholder action by written consent except as otherwise provided by law. Under the Restated Certificate and By-laws, the Board of Directors may enlarge the size of the Board and fill any vacancies on the Board.

     Upon the consummation of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, a law regulating corporate takeovers (the "Anti-Takeover Law"). In certain circumstances, the Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in a "business combination" (which includes a merger or sale of more than ten percent of the corporation's assets) with an "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date on which such stockholder became an "interested stockholder" subject to certain exceptions, unless the transaction is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation at the time the transaction commenced (excluding shares held by the interested stockholder). The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans). A Delaware corporation subject to the Anti-Takeover Law may "opt out" of the Anti-Takeover Law with an express provision either in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares; such an amendment is effective following expiration of twelve months from adoption. The Company has not "opted out" of the Anti-Takeover Law.

     The foregoing provisions of the Restated Certificate and By-laws and Delaware law could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company, 26 Broadway, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 8,966,643 shares of Common Stock outstanding. Of these shares, the 2,300,000 shares sold in this Offering will be freely transferable, without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining 6,666,643 outstanding shares of Common Stock are owned by existing stockholders and are deemed "restricted securities" under Rule 144, in that such shares were issued and sold by the Company in private transactions not involving a public offering. These may not be resold, except pursuant to an effective registration statement or an applicable exemption from registration. All of the stockholders of the Company have agreed to enter into nine-month lock-up agreements described below. At the end of such nine-month period, all such shares of Common Stock will be eligible for sale under Rule 144.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least one year from the later of the date such restricted securities were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

     All of the Company's stockholders have agreed that they will not, without the prior written consent of the Representatives, offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any securities issued by the Company, including without limitation any options, warrants or other securities convertible into or exercisable or exchangeable for shares of Common Stock during the nine-month period following the effective date of the Registration Statement. In addition, all of the Company's shareholders have waived their right to require the Company to file with the Commission a registration statement under the Securities Act to register any of the foregoing securities for one year from the effective date of the Registration Statement.

     The Company plans to file a registration statement on Form S-8 under the Securities Act to register approximately 1,425,857 shares of Common Stock issuable under the Stock Option Plans, nine months after the date of this Prospectus. Upon registration, such shares will be eligible for immediate resale upon exercise, subject, in the case of affiliates, to the volume, manner of sale and notice requirements of Rule 144.

     No prediction can be made as to the effect, if any, that market sales of additional shares or the availability of such additional shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have an adverse impact on the market price for the Common Stock or impair the Company's ability to raise additional capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights" and "--Immediate and Substantial Dilution."

REGISTRATION RIGHTS

     The holders of all shares of Common Stock (the "Registrable Shares") are entitled to certain rights with respect to registration of the Registrable Shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, such holders are entitled to notice of such registration and are entitled to exercise their "piggyback rights" to include such Registrable Shares in the registration. The rights are subject to certain conditions and limitations, among them, the right of the underwriters of a registered offering to limit the number of shares included in such registration. Commencing six months after the date of this Prospectus, holders of Registrable Shares benefiting from these rights may also exercise "demand rights" and require the Company to file at its expense a registration statement under the Securities Act with respect to their shares of Common Stock and, subject to certain conditions and limitations, the Company is required to use its best efforts to effect such registration. Furthermore, such holders may, subject to certain conditions and limitations, require the Company to file additional registration statements on Form S-3 with respect to such Registrable Shares. The holders of Registrable Shares have waived their right to exercise piggyback rights for a period of nine months from the date of this Prospectus and demand rights for a period of twelve months from the date of this Prospectus.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Josephthal & Co. Inc. is acting as the Representative, have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), to purchase from the Company and the Company has agreed to sell to the Underwriters on a firm commitment basis the respective number of shares of Common Stock set forth below opposite their names:

UNDERWRITER                                                                                        NUMBER OF SHARES
------------------------------------------------------------------------------------------------   ----------------
Josephthal & Co. Inc............................................................................

Total...........................................................................................       2,300,000

     The Underwriters are committed to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the conditions precedent specified therein.

     The Company has been advised by the Representative that the Underwriters initially propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less concessions of not in excess of $ per share of Common Stock. Such dealers may re-allow a concession not in excess of
$ per share of Common Stock to other dealers. After the commencement of the Offering, the public offering price, concession and reallowance may be changed.

     The Representative has advised the Company that it does not anticipate sales to discretionary accounts by the Underwriters to exceed five percent of the total number of shares of Common Stock offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in connection with this Offering. The Company has also agreed to pay to the Representative an expense allowance on a non-accountable basis equal to one percent (1%) of the gross proceeds of this Offering and a financial advisor's fee equal to one percent (1%) of the gross proceeds of this Offering, none of which has been paid to date.

     The Underwriters have been granted an option by the Company, exercisable within 45 days of the date of this Prospectus, to purchase up to an additional 345,000 shares of Common Stock at the initial public offering price per share of Common Stock offered hereby, less underwriting discounts, the non-accountable expense allowance and the financial advisor's fee. Such option may be exercised only for the purpose of covering over-allotments, if any, incurred in the sale of the shares offered hereby. To the extent such option is exercised, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the number of the additional shares of Common Stock proportionate to its initial commitment.

     In connection with this Offering, the Company has agreed to sell to the Representative, for nominal consideration, the Representative's Warrants to purchase from the Company 230,000 shares of Common Stock. The Representative's Warrants are initially exercisable for shares of Common Stock at a price per share equal to 120% of the initial public offering price per share of Common Stock for a period of four (4) years commencing one (1) year from the date of this Prospectus and are restricted from sale, transfer, assignment, or hypothecation for a period of twelve (12) months from the date hereof, except to officers of the Representative. The

Representative's Warrants also provide for adjustment in the number of shares of Common Stock issuable upon the exercise thereof as a result of certain subdivisions or combinations of the Common Stock. The Representative's Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representative's Warrants. See "Description of Capital Stock--Registration Rights."

     The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which are filed as exhibits to the Registration Statement. See "Additional Information."

     The Company has also agreed, for a period of five years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee of the Representative as a director of the Company or, at the Representative's option, as an attendee at the meetings of the Company's Board of Directors and such designee will be reimbursed his expenses for attendance at meetings of the Board of Directors. The Representative has not yet exercised its right to designate such a person.

     All of the Company's officers, directors and existing stockholders have agreed not to, directly or indirectly, offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any securities of the Company owned by them for a period of nine months following the date of this Prospectus, without the prior written consent of the Representative. An appropriate legend shall be marked on the face of the certificates representing all of such securities.

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representative. Among the factors to be considered in determining the offering price will be, in addition to prevailing market conditions, the history of and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and such other factors that are deemed relevant. The initial offering price does not necessarily bear any relationship to the assets, net worth or other established criteria of value.

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 345,000 shares of Common Stock, by exercising the Over-Allotment Option. In addition, the Representative may impose "penalty bids" under contractual arrangements with the Underwriters, whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Epstein Becker & Green, P.C., New York, New York. Certain legal matters will be passed upon for the Underwriters by Sonnenschein Nath & Rosenthal, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. All statements made in this Prospectus regarding the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are qualified by reference to the copy of such document filed as an exhibit to the Registration Statement. A copy of the Registration Statement may be inspected without charge at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information can also be reviewed through the Commission's Web site (http://www.sec.gov).

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                               TABLE OF CONTENTS

                                                                                                         PAGE
                                                                                                      ----------
Report of Independent Accountants..................................................................      F-2
Consolidated Balance Sheet.........................................................................      F-3
Consolidated Statement of Operations...............................................................      F-4
Consolidated Statement of Capital Deficiency.......................................................      F-5
Consolidated Statement.............................................................................      F-6
Notes to Consolidated Financial Statements.........................................................   F-7 - F-17

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of IgX Corp.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of capital deficiency and of cash flows present fairly, in all material respects, the financial position of IgX Corp. and subsidiary (the "Company") (a development stage company) at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 and for the period from inception (February 11, 1992) through December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage enterprise and has suffered recurring losses and net cash outflows from operations since inception that raise substantial doubt about its ability to continue as a going concern. As such, the Company is dependent upon capital infusions from existing and/or new investors to fund operations. Management's plans with regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            PRICEWATERHOUSECOOPERS LLP

Stamford, Connecticut
September 14, 1998

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET


                                                                                                     PRO FORMA
                                                             DECEMBER 31,                             JUNE 30,
                                                      --------------------------      JUNE 30,          1998
                                                         1996           1997            1998         (NOTE 12)
                                                      ----------    ------------    ------------    ------------
                                                                                     (UNAUDITED)     (UNAUDITED)
                      ASSETS
Current assets:
  Cash.............................................   $4,256,990    $  1,973,025    $  2,543,188    $  2,543,188
  Prepaid and other current assets.................      168,888         185,704          94,168          94,168
                                                      ----------    ------------    ------------    ------------
Total current assets...............................    4,425,878       2,158,729       2,637,356       2,637,356
  Property and equipment, net (Note 4).............    1,464,705       1,149,028       1,016,423       1,016,423
                                                      ----------    ------------    ------------    ------------
Total assets.......................................   $5,890,583    $  3,307,757    $  3,653,779    $  3,653,779
                                                      ----------    ------------    ------------    ------------
                                                      ----------    ------------    ------------    ------------
        LIABILITIES AND CAPITAL DEFICIENCY
Current liabilities:
  Notes payable to stockholders (Note 6)...........   $  225,000    $    328,546    $    340,866              --
  Accounts payable and accrued expenses............      884,443       1,178,111       1,011,970    $  1,011,970
  Income taxes payable (Note 10)...................        5,000          24,388             586             586
                                                      ----------    ------------    ------------    ------------
Total current liabilities..........................    1,114,443       1,531,045       1,353,422       1,012,556
Long term liabilities
  Notes payable to stockholders (Note 6)...........    5,075,107       3,544,312       4,144,107              --
                                                      ----------    ------------    ------------    ------------
Total liabilities..................................    6,189,550       5,075,357       5,497,529       1,012,556
                                                      ----------    ------------    ------------    ------------
Commitments and contingencies (Note 11)............           --              --              --              --
Capital deficiency (Note 7):
  Series B preferred stock ($0.001 par value;
     1,874,999 shares authorized; none issued and
     outstanding in 1996, 748,582 shares and
     1,154,065 shares issued and outstanding in
     1997 and 1998, respectively, pro forma none
     issued and outstanding) (liquidation
     preference of $4,799,982 and $7,399,980 at
     December 31, 1997 and June 30, 1998,
     respectively).................................           --             749           1,154              --
  Series A preferred stock ($0.001 par value;
     3,700,001 shares authorized, issued and
     outstanding, pro forma none issued and
     outstanding) (liquidation preference of
     $5,778,009, $6,383,042 and $6,708,917 at
     December 31, 1996 and 1997 and June 30, 1998,
     respectively).................................        3,700           3,700           3,700              --
  Common stock ($0.001 par value; 15,000,000 shares
     authorized; 710,030 shares issued and
     outstanding, pro forma 6,283,377 shares issued
     and outstanding)..............................          710             710             710           6,283
  Additional paid-in capital.......................    4,913,635       9,712,871      12,925,779      19,074,919
  Preferred stock subscription receivable..........           --        (350,000)             --              --
  Cumulative translation adjustment................      (37,656)       (401,339)       (401,045)       (401,045)
  Deficit accumulated during development stage.....   (5,179,356)    (10,734,291)    (14,374,048)    (16,038,934)
                                                      ----------    ------------    ------------    ------------
Total (capital deficiency) stockholders' equity....     (298,967)     (1,767,600)     (1,843,750)      2,641,223
                                                      ----------    ------------    ------------    ------------
Total liabilities and (capital deficiency)
  stockholders' equity.............................   $5,890,583    $  3,307,757    $  3,653,779    $  3,653,779
                                                      ----------    ------------    ------------    ------------
                                                      ----------    ------------    ------------    ------------

   The accompanying notes are an integral part of these financial statements.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                  FEBRUARY 11,
                                                                                     1992                SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            (INCEPTION) TO              JUNE 30,
                                     -----------------------------------------    DECEMBER  31,    --------------------------
                                        1995           1996           1997            1997            1997           1998
                                     -----------    -----------    -----------   --------------    -----------    -----------
                                                                                                   (UNAUDITED)    (UNAUDITED)
OPERATING EXPENSES:
  Research and development........   $   475,282    $ 1,136,203    $ 3,426,235    $  5,799,780    $ 1,873,822    $ 1,577,384
  General and administrative......       717,937      1,119,485      1,732,788       4,095,245        520,878      1,911,009
                                     -----------    -----------    -----------    ------------    -----------    -----------
TOTAL OPERATING EXPENSES..........     1,193,219      2,255,688      5,159,023       9,895,025      2,394,700      3,488,393
                                     -----------    -----------    -----------    ------------    -----------    -----------
  Interest income.................         4,124         24,222         97,498         131,652         54,804         15,651
  Interest expense................      (147,769)      (230,976)      (469,957)       (942,465)      (219,558)      (162,115)
                                     -----------    -----------    -----------    ------------    -----------    -----------
NET INTEREST EXPENSE..............      (143,645)      (206,754)      (372,459)       (810,813)      (164,754)      (146,464)
                                     -----------    -----------    -----------    ------------    -----------    -----------
NET LOSS BEFORE INCOME TAXES......    (1,336,864)    (2,462,442)    (5,531,482)    (10,705,838)    (2,559,454)    (3,634,857)
Income taxes......................            --          5,000         23,453          28,453         17,000          4,900
                                     -----------    -----------    -----------    ------------    -----------    -----------
NET LOSS..........................   $(1,336,864)   $(2,467,442)   $(5,554,935)   $(10,734,291)   $(2,576,454)   $(3,639,757)
                                     -----------    -----------    -----------    ------------    -----------    -----------
                                     -----------    -----------    -----------    ------------    -----------    -----------
Basic and diluted loss per share
  (Note 9)........................   $     (1.88)   $     (3.48)   $     (7.82)                   $     (3.63)   $     (5.13)
                                     -----------    -----------    -----------                    -----------    -----------
                                     -----------    -----------    -----------                    -----------    -----------
Weighted average shares
  outstanding used for basic and
  diluted loss per share..........       710,030        710,030        710,030                        710,030        710,030
                                     -----------    -----------    -----------                    -----------    -----------
                                     -----------    -----------    -----------                    -----------    -----------

                                     FEBRUARY 11,
                                        1992
                                     (INCEPTION)
                                         TO
                                    -------------
                                     (UNAUDITED)
OPERATING EXPENSES:
  Research and development........  $  7,377,164
  General and administrative......     6,006,254
                                    ------------
TOTAL OPERATING EXPENSES..........    13,383,418
                                    ------------
  Interest income.................       147,303
  Interest expense................    (1,104,580)
                                    ------------
NET INTEREST EXPENSE..............      (957,277)
                                    ------------
NET LOSS BEFORE INCOME TAXES......   (14,340,695)
Income taxes......................        33,353
                                    ------------
NET LOSS..........................  $(14,374,048)
                                    ------------
                                    ------------
Basic and diluted loss per share
  (Note 9)........................
Weighted average shares
  outstanding used for basic and
  diluted loss per share..........

   The accompanying notes are an integral part of these financial statements.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                  CONSOLIDATED STATEMENT OF CAPITAL DEFICIENCY

                                   MANDATORY REDEEMABLE CONVERTIBLE
                                 PREFERRED STOCK (SEE NOTES 6 AND 7)
                            ----------------------------------------------
                                                                             SERIES B CONVERTIBLE    SERIES A CONVERTIBLE
                                   SERIES B                SERIES C            PREFERRED STOCK         PREFERRED STOCK
                            ----------------------  ----------------------  ----------------------  ----------------------
                              SHARES    PAR VALUE     SHARES    PAR VALUE     SHARES    PAR VALUE     SHARES    PAR VALUE
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at January 1,
 1995......................         --          --          --          --          --          --   3,700,000      $3,700
Net loss...................                                                         --          --          --          --
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
 1995......................         --          --          --          --          --          --   3,700,000       3,700
Issuance of mandatory
 redeemable Preferred
 Stock.....................  2,086,096  $2,086,096   2,086,096  $2,086,096          --          --          --          --
Redemption of mandatory
 redeemable preferred stock
 in exchange for Series A
 Preferred Stock........... (2,086,096) (2,086,096) (2,086,096) (2,086,096)         --          --           1          --
Non-cash compensation based
 on fair value of stock
 options granted...........         --          --          --          --          --          --          --          --
Cumulative translation
 adjustment................                                                         --          --          --          --
Net loss...................                                                         --          --          --          --
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
 1996......................         --          --          --          --          --          --   3,700,001       3,700
Issuance of Series B
 Convertible Preferred
 Stock.....................         --          --          --          --     748,582        $749          --          --
Cumulative translation
 adjustment................         --          --          --          --          --          --          --          --
Net loss...................                                                         --          --          --          --
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
 1997......................         --          --          --          --     748,582         749   3,700,001       3,700
Issuance of Series B
 Convertible Preferred
 Stock.....................         --          --          --          --     405,483         405          --          --
Issuance of warrant with
 Promissory Note to NEGF
 II, L.P...................         --          --          --          --          --          --                      --
Non-cash compensation based
 on fair value of stock
 options granted...........         --          --          --          --          --          --                      --
Cumulative translation
 adjustment................         --          --          --          --          --          --          --          --
Net loss...................         --          --          --          --          --          --          --          --
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at June 30, 1998
 (unaudited)...............         --          --          --          --   1,154,065      $1,154   3,700,001      $3,700
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                            ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                                                                                 DEFICIT
                                                                   PREFERRED                   ACCUMULATED
                                  COMMON STOCK       ADDITIONAL      STOCK         OTHER          DURING        TOTAL
                             ----------------------    PAID-IN    SUBSCRIPTION  COMPREHENSIVE  DEVELOPMENT     CAPITAL
                               SHARES    PAR VALUE     CAPITAL    RECEIVABLE    INCOME (LOSS)     STAGE      DEFICIENCY
                             ----------  ----------  -----------  ------------  -------------  ------------  -----------
Balance at January 1,
 1995......................     710,030        $710   $  369,543           --             --   $ (1,375,050) $(1,001,097)
Net loss...................          --          --           --           --             --     (1,336,864)  (1,336,864)
                             ----------  ----------  -----------   ----------    -----------   ------------  -----------
Balance at December 31,
 1995......................     710,030         710      369,543           --             --     (2,711,914)  (2,337,961)
Issuance of mandatory
 redeemable Preferred
 Stock.....................          --          --           --           --             --             --    4,172,192
Redemption of mandatory
 redeemable preferred stock
 in exchange for Series A
 Preferred Stock...........          --          --    4,172,192           --             --             --           --
Non-cash compensation based
 on fair value of stock
 options granted...........          --          --      371,900           --             --             --      371,900
Cumulative translation
 adjustment................          --          --           --           --      $ (37,656)            --      (37,656)
Net loss...................          --          --           --           --             --     (2,467,442)  (2,467,442)
                             ----------  ----------  -----------   ----------    -----------   ------------  -----------
Balance at December 31,
 1996......................     710,030         710    4,913,635           --        (37,656)    (5,179,356)    (298,967)
Issuance of Series B
 Convertible Preferred
 Stock.....................          --          --    4,799,236    $(350,000)            --             --    4,449,985
Cumulative translation
 adjustment................          --          --           --           --       (363,683)            --     (363,683)
Net loss...................          --          --           --           --             --     (5,554,935)  (5,554,935)
                             ----------  ----------  -----------   ----------    -----------   ------------  -----------
Balance at December 31,
 1997......................     710,030         710    9,712,871     (350,000)      (401,339)   (10,734,291)  (1,767,600)
Issuance of Series B
 Convertible Preferred
 Stock.....................          --          --    2,599,585      350,000             --             --    2,949,990
Issuance of warrant with
 Promissory Note to NEGF
 II, L.P...................          --          --      550,000           --             --             --      550,000
Non-cash compensation based
 on fair value of stock
 options granted...........          --          --       63,323           --             --             --       63,323
Cumulative translation
 adjustment................          --          --           --           --            294             --          294
Net loss...................          --          --           --           --             --     (3,639,757)  (3,639,757)
                             ----------  ----------  -----------   ----------    -----------   ------------  -----------
Balance at June 30, 1998
 (unaudited)...............     710,030        $710  $12,925,779     $     --      $(401,045)  $(14,374,048) $(1,843,750)
                             ----------  ----------  -----------   ----------    -----------   ------------  -----------
                             ----------  ----------  -----------   ----------    -----------   ------------  -----------

   The accompanying notes are an integral part of these financial statements.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  FEBRUARY 11,
                                                                                      1992             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            (INCEPTION) TO           JUNE 30,
                                     -----------------------------------------    DECEMBER 31,    --------------------------
                                        1995           1996           1997            1997            1997           1998
                                     -----------    -----------    -----------   --------------    -----------    -----------
                                                                                                  (UNAUDITED)    (UNAUDITED)
Cash flows from operating
  activities:
  Net loss........................   $(1,336,864)   $(2,467,442)   $(5,554,935)   $(10,734,291)   $(2,576,454)   $(3,639,757)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
    Depreciation..................        29,843         88,328        290,015         412,108         61,181        148,380
    Loss on disposal of property
      and equipment...............            --             --         17,890          17,890             --             --
    Accrued interest on notes
      payable to stockholders.....       147,769        113,824        341,272         693,502        218,433        162,115
    Non-cash compensation
      expense.....................            --        371,900             --         371,900             --         63,323
  Changes in assets and
    liabilities:
      Prepaid and other current
        assets....................         4,542       (147,458)       (40,213)       (191,591)        48,632         91,294
      Accounts payable and accrued
        expenses..................       289,297        663,985        423,701       1,407,673       (118,751)      (159,714)
      Income taxes payable........            --          4,445         21,314          25,759         (4,612)       (25,759)
                                     -----------    -----------    -----------    ------------    -----------    -----------
Net cash used in operating
  activities......................      (865,413)    (1,372,418)    (4,500,956)     (7,997,050)    (2,371,571)    (3,360,118)
                                     -----------    -----------    -----------    ------------    -----------    -----------
Cash flows from investing
  activities:
  Proceeds from disposal of
    property and equipment........            --             --         66,063          66,063             --             --
  Purchase of property and
    equipment.....................      (399,275)    (1,037,701)      (217,346)     (1,691,935)      (163,048)       (26,175)
                                     -----------    -----------    -----------    ------------    -----------    -----------
Net cash used in investing
  activities......................      (399,275)    (1,037,701)      (151,283)     (1,625,872)      (163,048)       (26,175)
                                     -----------    -----------    -----------    ------------    -----------    -----------
Cash flows from financing
  activities:
  Proceeds from issuance of notes
    payable to stockholders (see
    Note 6).......................     1,290,000      6,875,000        103,546       9,351,546             --      1,000,000
  Proceeds from issuance of
    preferred stock...............            --             --      2,449,987       2,719,990             --      2,599,996
  Collection of stock subscription
    receivable....................            --             --             --              --             --        350,000
  Exercise of stock options.......            --             --             --           3,600             --             --
                                     -----------    -----------    -----------    ------------    -----------    -----------
Net cash provided by financing
  activities......................     1,290,000      6,875,000      2,553,533      12,075,136             --      3,949,996
                                     -----------    -----------    -----------    ------------    -----------    -----------
Effect of exchange rates on
  cash............................            --       (293,930)      (185,259)       (479,189)      (148,601)         6,460
                                     -----------    -----------    -----------    ------------    -----------    -----------
Net increase (decrease) in cash...        25,312      4,170,951     (2,283,965)      1,973,025     (2,683,220)       570,163
Cash at beginning of period.......        60,727         86,039      4,256,990              --      4,256,990      1,973,025
                                     -----------    -----------    -----------    ------------    -----------    -----------
Cash at end of period.............   $    86,039    $ 4,256,990    $ 1,973,025    $  1,973,025    $ 1,573,770    $ 2,543,188
                                     -----------    -----------    -----------    ------------    -----------    -----------
                                     -----------    -----------    -----------    ------------    -----------    -----------

                                    FEBRUARY 11,
                                        1992
                                    (INCEPTION)
                                         TO
                                    ------------
                                    (UNAUDITED)
Cash flows from operating
  activities:
  Net loss........................  $(14,374,048)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
    Depreciation..................       560,488
    Loss on disposal of property
      and equipment...............        17,890
    Accrued interest on notes
      payable to stockholders.....       855,617
    Non-cash compensation
      expense.....................       435,223
  Changes in assets and
    liabilities:
      Prepaid and other current
        assets....................      (100,297)
      Accounts payable and accrued
        expenses..................     1,247,959
      Income taxes payable........            --
                                    ------------
Net cash used in operating
  activities......................   (11,357,168)
                                    ------------
Cash flows from investing
  activities:
  Proceeds from disposal of
    property and equipment........        66,063
  Purchase of property and
    equipment.....................    (1,718,110)
                                    ------------
Net cash used in investing
  activities......................    (1,652,047)
                                    ------------
Cash flows from financing
  activities:
  Proceeds from issuance of notes
    payable to stockholders (see
    Note 6).......................    10,351,546
  Proceeds from issuance of
    preferred stock...............     5,319,986
  Collection of stock subscription
    receivable....................       350,000
  Exercise of stock options.......         3,600
                                    ------------
Net cash provided by financing
  activities......................    16,025,132
                                    ------------
Effect of exchange rates on
  cash............................      (472,729)
                                    ------------
Net increase (decrease) in cash...     2,543,188
Cash at beginning of period.......            --
                                    ------------
Cash at end of period.............  $  2,543,188
                                    ------------
                                    ------------

   The accompanying notes are an integral part of these financial statements.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

1. ORGANIZATION AND BUSINESS

     IgX Corp. (the "Company") was incorporated in the State of Delaware on February 11, 1992. The Company is a development stage enterprise developing drugs principally for the treatment of infectious diseases of the human gastrointestinal (GI) tract. The Company maintains two pilot production facilities for use in conducting clinical trials, one outside the U.S. and one in the U.S. The Company's strategy is to develop products both independently and through strategic partnerships with large pharmaceutical companies, under which the Company will seek financial, preclinical and clinical trial, marketing and manufacturing assistance while retaining parallel manufacturing and/or marketing rights for the products.

     The Company's primary activities since inception have consisted of research and development and raising capital. The Company relies primarily on a university to provide the personnel and other resources necessary to develop technologies through its sponsored research agreements with the university (see
Note 4).

     In 1995, the Company became a wholly-owned subsidiary of a newly-formed corporation, IgX Limited, which is registered under the laws of the Republic of Ireland, as a result of a series of transactions in which the Company's stockholders exchanged their common and preferred stock for ordinary and preference shares of IgX Limited. In December 1997, as a condition to receiving an equity infusion from a U.S. investor, the aforementioned series of transactions was reversed such that IgX Limited became a wholly-owned subsidiary of the Company. The above transactions involved the same parties, affected the capital structure of IgX Corp. and IgX Limited in legal form only, and thus have no effect on reported amounts on a consolidated basis.

2. BASIS OF PREPARATION

     Since inception, the Company has suffered recurring losses and net cash outflows from operations. The Company expects to continue to incur substantial additional losses to complete the development and testing of its drug candidates, and does not expect to complete the development stage and begin commercialization of its products for the foreseeable future. Management is actively pursuing various options, which include entering into strategic partnerships with large pharmaceutical companies. Certain such agreements for strategic partnerships have been executed (see Note 12). Since its inception, the Company has funded operations through issuing debt and equity securities to its principal investors. It is management's intention to continue to fund the operations of the Company through additional debt or preferred stock issuances in order to meet its strategic objectives. Management is also actively pursuing other financing options, which include securing additional equity financing through an initial public offering, and believes that sufficient funding will be available to meet its planned business objectives including anticipated cash needs for working capital, for a reasonable period of time. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of, and if successful, to commence the manufacture and sale of its drug candidates, if and when approved by the applicable regulatory agencies. As a result of the foregoing, there exists substantial doubt about the Company's ability continue as a going concern. These financial statements do not include any adjustments relating to the recoverability of the carrying amounts of recorded assets or the amount of liabilities that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF SIGNIFICANT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and IgX Limited, a wholly-owned subsidiary, which is registered under the laws of the Republic of Ireland. All intercompany transactions are eliminated in consolidation.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, as follows: buildings and improvements over 5 years; research equipment over 5 to 10 years; and office furniture and equipment over 5 years.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("FAS 121"). In accordance with FAS 121, the Company periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of a long-lived asset may not be recoverable. If such an event or change in circumstances occurs, the Company evaluates whether the carrying amount of such assets is recoverable by comparing the net book value of the assets to estimated future undiscounted cash flows attributable to such assets. If it is determined that the carrying amount may not recoverable, the Company recognizes an impairment loss equal to the excess of the net carrying amount of the asset over its fair value.

COMPREHENSIVE INCOME/(LOSS)

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This standard requires that the total changes in capital resulting from revenue, expenses and gains and losses, including those which do not affect deficit accumulated during development stage, be reported. Accordingly, comprehensive income (loss), which is comprised of net loss and the change in cumulative translation adjustments, was ($2,505,098), ($5,918,618) and ($3,639,463) for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred and include, among other costs, those related to the production of experimental drugs, including payroll costs, sponsored third party research costs and costs incurred for conducting clinical trials.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

NET LOSS PER COMMON SHARE

     Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share" ("FAS 128"), which requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants,

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

convertible securities or contingent stock arrangements). FAS 128 also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

     Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. Refer to Note 9 for methodology for determining net loss per share.

INTERIM FINANCIAL DATA (UNAUDITED)

     The unaudited financial data as of and for the six months ended June 30, 1998 and 1997 have been prepared by management and include all adjustments which in management's opinion are necessary to present fairly the Company's financial condition, results of operations and cash flows. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the operating results to be expected for the year ended December 31, 1998.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of IgX Limited are translated into U.S. dollars at the prevailing exchange rates in effect at the end of the reporting period. Income statement accounts are translated at a weighted average of exchange rates which were in effect during the period. Translation adjustments that arise from translating the foreign subsidiary's financial statements from local currency to U.S. dollars are recorded in the cumulative translation adjustment component of capital deficiency.

FINANCIAL INSTRUMENTS

     The carrying values of accounts payable and accrued expenses approximate their fair values.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), which is effective for fiscal years beginning after December 15, 1997 for annual reporting purposes and for interim periods thereafter. The statement requires that public companies report certain information, including segment revenues, reported profit and loss and assets, about operating segments in their annual and interim financial statements. The statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. FAS 131 is not expected to materially affect the presentation and disclosure in the Companys financial statements.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

4. PROPERTY AND EQUIPMENT

                                                                                     DECEMBER 31,
                                                                               ------------------------
                                                                                  1996          1997
                                                                               ----------    ----------
Land........................................................................   $    9,000    $    9,000
Buildings and improvements..................................................    1,070,683       846,985
Research equipment..........................................................      481,512       609,066
Office furniture and equipment..............................................       27,417        74,038
                                                                               ----------    ----------
                                                                                1,588,612     1,539,089
Less--accumulated depreciation..............................................     (123,907)     (390,061)
                                                                               ----------    ----------
Property and equipment, net.................................................   $1,464,705    $1,149,028
                                                                               ----------    ----------
                                                                               ----------    ----------

5. SPONSORED RESEARCH AGREEMENTS

     The Company has sponsored research primarily at the University of Arizona (the "University") and has entered into separate research agreements with the University for the development of each drug candidate using particular aspects of its licensed technology. Under these agreements, the Company is required to fund the research and development work of the laboratory for a specific period of time, usually in one year to eighteen-month increments. From inception through June 30, 1998, the Company has funded approximately $2.4 million in research through these activities. The following is a summary of amounts the Company is required to fund under these sponsored research agreements.

Commitments as of December 31, 1997.........................................   $  174,000
Commitments as of June 30, 1998.............................................   $  390,000

     The patentable discoveries, inventions and other intellectual property developed as a result of such research are property of the University. The Company incurs the cost of coordinating and filing the applicable patent applications on behalf of the University and records these costs as incurred in research and development expense.

     In addition, the Company maintains license agreements with the University which, among other things, give the Company the option for six months to acquire an exclusive royalty-bearing license to use the intellectual property underlying a drug candidate. The term of the license agreement is generally 20 years effective from the first commercial sale of a product and is renewable for two consecutive 10-year periods. The license agreements require the Company to begin paying the University up to 5% of the net sales price of all licensed products when and if they are sold.

6. RELATED PARTY TRANSACTIONS

NOTES PAYABLE TO STOCKHOLDERS

     As a means of raising capital, the Company and its subsidiary have from time to time received loans in the form of promissory notes from stockholders, principally from Henry Venture II Limited, the Chairman of which is Albert J. Henry, who is also the Chairman and Chief Executive Officer of the Company. The notes are unsecured and bear interest at a stated rate of 9% per annum. From the Company's inception to date, no amounts of principal or accrued interest have been repaid. However, from time to time, portions of the amounts due have been canceled in exchange for issuance of preferred stock of the Company. The amount of notes canceled corresponds to the value of the preferred stock issued upon cancellation of the notes. A reconciliation of the total

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

6. RELATED PARTY TRANSACTIONS--(CONTINUED)

proceeds received from the issuance of notes payable to stockholders to the balance of these notes payable at June 30, 1998 is as follows:

                                                                                     INCEPTION
                                                                                (FEBRUARY 11, 1992)
                                                                                      THROUGH
                                                                            ---------------------------
                                                                            DECEMBER 31,     JUNE 30,
                                                                                1997           1998
                                                                            ------------    -----------
Cumulative proceeds from issuance of notes payable to stockholders.......   $  9,351,546    $10,351,546
Cumulative interest accrued on notes payable to stockholders.............        693,502        855,617
                                                                            ------------    -----------
                                                                              10,045,048     11,207,163
Less: notes payable to Henry Venture II Limited canceled and exchanged for:
  IgX Limited Series B mandatorily redeemable convertible preferred
     stock...............................................................     (2,086,096)    (2,086,096)*
  IgX Limited Series C mandatorily redeemable convertible preferred
     stock...............................................................     (2,086,096)    (2,086,096)*
  IgX Corp. Series B convertible preferred stock.........................     (1,999,998)    (1,999,998)
                                                                            ------------    -----------
                                                                               3,872,858      5,034,973
Less--unamortized discount on note payable to NEGF II, L.P...............        --            (550,000)
                                                                            ------------    -----------
Notes payable to stockholders............................................   $  3,872,858    $ 4,484,973
                                                                            ------------    -----------
                                                                            ------------    -----------

------------------
* As noted below, these stock issuances were, in turn, subsequently canceled in exchange for issuance of Series A convertible preferred stock.

     Notes payable to stockholders consisted of the following:

                                                                       DECEMBER 31,
                                                                 ------------------------     JUNE 30,
                                                                    1996          1997          1998
                                                                 ----------    ----------    ----------
Notes payable to Henry Venture II Limited,
  9% per annum, due on demand.................................   $  225,000    $  328,546    $  340,866

Notes payable to Henry Venture II Limited
  9% per annum, due December 31, 2001.........................    5,075,107     3,544,312     3,694,107

Note payable to NEGF II, L.P.,
  9% per annum, due May 6, 2008...............................       --            --         1,000,000

Less--unamortized discount on note payable to NEGF II, L.P....       --            --          (550,000)
                                                                 ----------    ----------    ----------

     Total....................................................    5,300,107     3,872,858     4,484,973

Less--current maturities......................................      225,000       328,546       340,866
                                                                 ----------    ----------    ----------

Notes payable to stockholders--long term portion..............    5,075,107     3,544,312     4,144,107
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

     From the period November 1996 to December 1997, IgX Limited obtained unsecured loans totaling $5,328,546, which bore interest at 9% per annum, in the form of promissory notes (the "Notes") from Henry Venture II Limited. Accrued and unpaid interest totaled $544,312 through December 1997. In December 1997, the Company entered into a novation agreement to transfer the liability for amounts due from IgX Limited to IgX

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

6. RELATED PARTY TRANSACTIONS--(CONTINUED)

Corp. in exchange for cancellation of the Notes due the stockholder from IgX Limited. Under this agreement, Henry Venture II Limited agreed to cancel $1,999,998 of amounts due in exchange for 311,910 shares of the Company's Series B convertible preferred stock (the "Series B Preferred") (see Note 7). Further, the Company issued two unsecured promissory notes to Henry Venture II Limited for the remaining balances under the Notes, plus accrued and unpaid interest to the date of the novation.

     The first promissory note in the amount of $3,544,312 at December 31, 1997, which includes $544,312 of accrued and unpaid interest at December 31, 1997, bears interest at a rate of 9% per annum and is payable in full on December 31, 2001. As such, this portion has been classified as long-term. The second promissory note issued was in the amount of $328,546, representing the remaining balance, also bears interest at 9% per annum, is payable in full on demand and, as such, is included in current liabilities.

     In May 1998, the Company issued a $1,000,000 unsecured promissory note (the "$1,000,000 Note") which bears interest at a rate of 9% per annum to NEGF II, L.P., a holder of Series B Preferred (see Note 7). The $1,000,000 Note, together with all accrued and unpaid interest, is payable upon the earlier of: (i) the closing of an initial public offering of the Company, (ii) a merger, consolidation, reorganization or sale of all or substantially all of the assets of the Company, (iii) any other event, which, in the judgement of the Board of Directors, would allow the Company to pay all indebtedness under the $1,000,000 Note, or (iv) May 6, 2008 (see also Note 12).

WARRANT ATTACHED TO PROMISSORY NOTE

     As a condition for the $1,000,000 Note, NEGF II, L.P. received from the Company a warrant to purchase up to 370,000 shares of common stock at an exercise price of $0.01 per share. The warrant is exercisable at any time for a period of ten years from the date of issuance. The fair value of the warrant, using the Black-Scholes option-pricing model, approximates $1.7 million. This value has been allocated to the $1,000,000 Note and the Series B Preferred in proportion to the relative amounts of debt and equity financing provided to the Company by NEGF II, L.P. The portion allocated to the $1,000,000 Note has been reflected as a discount on the $1,000,000 Note, and is being accreted to interest expense over the stated term of the $1,000,000 Note. The portion allocated to the Series B Preferred is effectively a discount on the price per share for the $2,000,000 paid for the Series B Preferred by NEGF II, L.P. The appropriate waivers have been obtained from all other Preferred stockholders waiving their rights to any conversion price adjustment provisions contained in the applicable stockholder agreements and certificate of incorporation.

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     From the period September 1992 through July 1996, the Company obtained unsecured loans from Henry Venture II Limited, an existing stockholder, totaling $4,023,000, which bore interest at 9% per annum, in the form of promissory notes (the "Original Notes"). During August 1996, Henry Venture II Limited was issued 2,086,096 shares each of Series B mandatory redeemable convertible preferred stock (the "Series B Redeemable") and Series C mandatory redeemable convertible preferred stock (the "Series C Redeemable") of IgX Limited in exchange for the cancellation of the Original Notes along with accrued and unpaid interest thereupon of $149,192. During August 1996, the Series B and C Redeemable shares were canceled in exchange for one share of Series A convertible preferred stock ("Series A Preferred") (see Note 7).

7. CAPITAL DEFICIENCY

SERIES A CONVERTIBLE PREFERRED STOCK

     In August 1992, the Company issued 370,000 shares of Series A Preferred at $1.00 per share providing proceeds of $370,000. During September 1993, the Board of Directors of the Company effected a 10-for-1 stock split of the Series A Preferred. Further, in August 1996, in consideration for the cancellation of Series B

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

7. CAPITAL DEFICIENCY--(CONTINUED)

Redeemable and Series C Redeemable, the Company issued one additional share of Series A Preferred to an existing holder of Series A Preferred. After giving effect to the stock split and the issuance of the additional share, there were a total of 3,700,001 shares of Series A Preferred issued and outstanding. Each Series A Preferred share can be converted into common stock, at the option of the holder, at an initial conversion rate of one to one, subject to adjustment from time to time based on the consideration paid for additional stock issued and options granted by the Company. The Series A Preferred will automatically convert into common stock upon the consummation of a public offering of the Company's common stock with a per share price as defined in the certificate of incorporation. There is no established dividend rate on the Series A Preferred. However, the holders of Series A Preferred are entitled to receive preference to a declaration or payment of any dividend on the common stock of the Company in amounts equal to that paid to other outstanding shares of the Company. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Series A Preferred stockholders are entitled to receive a liquidation preference equal to $1.23 for each outstanding share of the Series A Preferred plus a preferential amount equal to 10% of the original issue price for each twelve month period outstanding from the date of issuance to date of distribution.

     The holders of Series A Preferred are entitled to vote on all matters in which holders of common stock have the right to vote.

SERIES B CONVERTIBLE PREFERRED STOCK

     In December 1997, the Company issued 436,672 shares of Series B Preferred at $6.41 per share providing proceeds of $2,799,984. In addition, the Company issued 311,910 shares of Series B Preferred to an existing common stockholder in exchange for the cancellation of a promissory note due the common stockholder (see Note 6). Each Series B Preferred share can be converted into common stock, at the option of the holder, at an initial conversion rate of one to one, subject to adjustment from time to time based on the consideration paid for additional stock issued and options granted by the Company. The holders of Series B Preferred are also entitled to anti-dilution provisions in the event the Company were to issue additional shares of common stock for less than specified amounts and prior to certain dates, as defined in the applicable agreement. The Series B Preferred will automatically convert into common stock upon the consummation of a public offering of the Company's common stock with a per share price as defined in the certificate of incorporation. There is no established dividend rate on the Series B Preferred. However, the holders of Series B Preferred are entitled to receive preference to any declaration or payment of any dividend on the common stock of the Company in amounts equal to that paid to other outstanding shares of the Company. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Series B Preferred stockholders are entitled to receive a liquidation preference equal to the original issue price of $6.41 for each outstanding share of the Series B Preferred.

     The holders of Series B Preferred are entitled to vote on all matters which holders of common stock have the right to vote.

8. STOCK-BASED COMPENSATION

1993 STOCK OPTION PLAN

     During 1993, the Company implemented its 1993 Stock Option Plan (the 1993
Plan), whereby incentive and nonqualified options to purchase shares of the Company common stock may be granted to key employees, officers, directors and consultants. The vesting and exercise periods for options granted under the 1993 Plan are determined by a committee of the Board of Directors.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

8. STOCK-BASED COMPENSATION--(CONTINUED)

     The 1993 Plan stipulates that no option may be exercisable after ten years from the date of grant. The fair market value of the Company's common stock is determined by the Board of Directors from time to time. Options granted under the 1993 Plan generally vest in equal installments over a period of four years.

     The following table summarizes activity regarding stock options for the years ended December 31, 1996 and 1997, and the six months ended June 30, 1998:

                                                                                                JUNE 30, 1998
                                             DECEMBER 31, 1996       DECEMBER 31, 1997           (UNAUDITED)
                                            -------------------    ---------------------    ---------------------
                                                       AVERAGE                  AVERAGE                  AVERAGE
                                                       EXERCISE                 EXERCISE                 EXERCISE
                                            SHARES      PRICE       SHARES       PRICE       SHARES       PRICE
                                            -------    --------    ---------    --------    ---------    --------
Outstanding at beginning of period.......        --         --       753,357     $ 1.08     1,078,357     $ 2.26
Granted..................................   753,357     $ 1.08       325,000     $ 5.00        77,500     $ 1.26
Forfeited................................        --         --            --         --       415,000     $ 4.13
                                            -------     ------     ---------     ------     ---------
Outstanding at end of period.............   753,357     $ 1.08     1,078,357     $ 2.26       740,857     $ 1.11

                                                                  OPTIONS OUTSTANDING
                                                            -------------------------------
                                                                NUMBER                              NUMBER
                                                             OUTSTANDING         AVERAGE         EXERCISABLE
                                                            AT DECEMBER 31,     REMAINING       AT DECEMBER 31,
EXERCISE PRICES                                                  1997          LIFE (YEARS)          1997
---------------------------------------------------------   ---------------    ------------    ---------------
$1.00....................................................       738,357             3.1            176,839
$5.00....................................................       340,000             3.0             85,000

                                                                 OPTIONS OUTSTANDING
                                                                     (UNAUDITED)
                                                           --------------------------------        NUMBER
                                                               NUMBER            AVERAGE          EXERCISABLE
                                                             OUTSTANDING        REMAINING      AT JUNE 30, 1998
EXERCISE PRICES                                            AT JUNE 30, 1998    LIFE (YEARS)       (UNAUDITED)
--------------------------------------------------------   ----------------    ------------    ----------------
$1.00...................................................        720,857             3.2             155,839
$5.00...................................................         20,000             4.8               3,750

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its 1993 Plan. During the years ended December 31, 1996 and 1997, the Company was not required to recognize compensation expense for options granted to employees. For the six months ended June 30, 1998, the Company was required to recognize compensation expense in the amount of $18,323 for options granted to employees. Compensation expense recorded for stock options granted to consultants based on the estimated fair value of the stock options amounted to $371,900 and $45,000, respectively, in 1996 and the six months ended June 30, 1998. Options were not granted to consultants during 1995 and 1997; thus no compensation expense was recorded in these years.

     Had compensation costs for option grants to employees been determined based upon the fair value at the date of grant for awards under the 1993 Plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net loss would not have been affected for any of the periods presented.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

8. STOCK-BASED COMPENSATION--(CONTINUED)

     The fair value of the options granted to employees during the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998 has been determined on the date of the respective grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                                             1996       1997       1998
                                                                            -------    -------    -------
Dividend yield...........................................................   None       None       None
Weighted average risk free interest rate on date of grant................   6.50       6.29       5.61
Forfeitures..............................................................   None       None       None
Expected life............................................................   5 years    5 years    5 years

1998 STOCK OPTION PLAN

     In September 1998, the Company adopted its 1998 Stock Incentive Plan (the "1998 Plan"), whereby incentive and nonqualified stock options to purchase shares of the Company's common stock may be granted to employees, outside directors and consultants. The vesting and exercise periods of options granted under the 1998 Plan are to be determined by a committee of the Board of Directors.

     The 1998 Plan stipulates that the exercise price of incentive stock options will not be less than the fair market value at the date of grant or in the case of nonqualified stock options less than 85% of the fair market value at the date of grant. The exercise period of options granted shall not exceed 10 years
(5 years in the case of incentive options granted to individuals owning 10% or more of the voting stock of the Company) from the date of grant and shall vest at a rate specified from time to time by the Board of Directors.

     On a combined basis, the 1993 Plan and the 1998 Plan allow the Company to issue an aggregate of up to 1,425,857 shares of common stock of the Company.

9. NET LOSS PER SHARE

     Basic EPS and Diluted EPS for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998 have been computed by dividing the net loss for each respective period by the weighted average shares outstanding during that period. All outstanding stock options and warrants have been excluded from the computation of Diluted EPS as they are antidilutive. Common stock issuable upon conversion of the Series A Preferred and Series B Preferred have also been excluded from the computation of Diluted EPS as they are antidilutive.

10. INCOME TAXES

     The Company has incurred losses since inception which have generated net operating loss carryforwards on a consolidated basis of approximately
$13 million at June 30, 1998 which are available to offset future taxable income. The net operating loss carryforwards will expire in 2007 through 2018. These loss carryforwards are subject to limitation on future years utilization should certain ownership changes occur.

     The net operating loss carryforwards and other temporary differences, arising primarily from depreciation, result in a deferred tax asset at December 31, 1996 and 1997 and June 30, 1998 of $1,721,750, $2,724,292 and
$3,532,167, respectively. In consideration of the Company's accumulated losses and uncertainty of its ability to utilize this deferred asset in the future, the Company has recorded a valuation allowance of equal amounts on such dates to fully offset the net deferred tax asset and bring its carrying amount to zero for all periods presented.

     For the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1998, the Company's effective tax rate differs from the federal statutory rate principally due to net operating losses and other temporary differences for which no benefit was recorded.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

10. INCOME TAXES--(CONTINUED)

     The provision for income taxes of $5,000, $23,453 and $4,900 for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998, respectively, primarily relates to the Irish tax on interest earned on bank deposits located in the Republic of Ireland.

11. COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS

     The Company has an employment agreement with a managing director of IgX Limited in Ireland which expires in November 2000. Under the terms of the agreement, the employee is to receive an annual base salary of $110,000. Upon execution of the agreement, the Company granted the employee options to purchase 83,696 shares of the Company's common stock at an exercise price of $1.00 per share. The agreement also contains a non-compete provision which extends for a period of three years from the termination of the agreement.

     In June 1997, the Company entered into an employment agreement with another executive which expires in May 1999. Under the terms of the agreement, the employee is to receive minimum annual compensation of $160,000, with a bonus of up to 50% of the minimum compensation.

LEASES

     Future minimum payments under non-cancelable operating leases, which primarily relate to office space, a pilot production facility and office equipment, with initial or remaining terms of one year or more, consist of the following at December 31, 1997:

YEAR
----------------------------------------------------------------------------------
1998..............................................................................   $ 92,000
1999..............................................................................     32,000
2000..............................................................................     19,000
2001..............................................................................     11,000
                                                                                     --------
                                                                                     $154,000
                                                                                     --------
                                                                                     --------

     Rent expense amounted to $9,859, $27,731, $ 68,121, and $38,078 for the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1998, respectively.

     Refer to Note 5 for commitments under sponsored research agreements.

12. SUBSEQUENT EVENTS

STRATEGIC PARTNERSHIPS

  IgX Oxford

     In August 1998, the Company obtained a majority interest in a corporation newly formed in collaboration with the Glycobiology Institute of Oxford University and Thomas Jefferson University which has, in turn, obtained an exclusive worldwide license from the Monsanto Company ("Monsanto") to certain intellectual property to be used in developing drug candidates for the treatment of Hepatitis B.

     The Company has agreed to fund the corporation with up to $2 million to complete animal studies to determine whether the preparation of an Investigational New Drug Application ("IND") application to conduct human clinical trials is appropriate.

                                   IgX CORP.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
 (UNAUDITED WITH RESPECT TO THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1998)

12. SUBSEQUENT EVENTS--(CONTINUED)

  IgX/Sintofarma

     In August 1998, the Company signed a manufacturing and license agreement with Laboratorios Sintofarma S. A. ("Sintofarma"). Under the terms of this agreement, the Company and Sintofarma have agreed to form a joint venture under which the Company will grant to the joint venture the rights to the licensed technology underlying three of its drug candidates, while Sintofarma will be responsible to bear all costs of manufacturing drug candidates for use in clinical trials, and for marketing the products in Brazil, if clinical trials are successful.

  Gador license agreement

     During August 1998, the Company entered into a license and supply agreement with Gador S. A. ("Gador"). Under the terms of the agreement, the Company will license to Gador all of the Company's rights to the technology underlying two of its drug candidates in order to enable Gador to manufacture and market the products throughout South America, except Brazil, as well as Central America and Mexico if clinical trials are successful. The Company will supply the ingredients necessary for production and will receive a royalty of 10% of net sales of any product produced and sold by Gador. Gador has also agreed to remit to IgX or its designee a percentage of net sales in order for IgX to partially or fully recover the cost of the ingredients.

EXERCISE OF WARRANT (UNAUDITED)

     During September 1998, NEGF II, L.P., an existing stockholder, exercised a warrant to purchase 370,000 shares of common stock of the Company. Net proceeds to the Company from the exercise of this warrant amounted to $3,700. Refer to
Note 6 for further description of the warrant, its valuation and classification as of June 30, 1998.

CANCELLATION OF NOTES PAYABLE TO STOCKHOLDERS (UNAUDITED)

      During September 1998, the Company entered into an agreement with Henry Venture II Limited and NEGF II, L.P. to cancel the outstanding balance of all notes payable to stockholders in exchange for 732,547 shares of common stock of the Company, representing a conversion price of $7.00 per share. The cancellation of the notes payable to stockholders will require the Company to recognize a charge of approximately $527,000, representing the unamortized portion of the debt discount, on the early extinguishment of the note payable to NEGF II, L.P., for the quarter ending September 30, 1998. In addition, as a result of this exchange at a price per share below the expected offering price of the Company's anticipated IPO, the Company is expected to recognize an additional charge of approximately $1.1 million as loss on extinguishment of notes payable to stockholders for the quarter ending September 30, 1998.

     The effects of the transactions with Henry Venture II Limited and NEGF II, L.P. have been reflected in the "Pro forma June 30, 1998" column of the Consolidated Balance Sheet.

INITIAL PUBLIC OFFERING AND PRO FORMA PRESENTATION (UNAUDITED)

     In September 1998, the Board of Directors of the Company authorized management to pursue an underwritten sale of shares of the Company's common stock in an initial public offering ("IPO") pursuant to the Securities Act of 1933.

     Upon the closing of the IPO, all outstanding shares of Series A and B Preferred will automatically convert into common stock. The effects of this conversion to the Company's equity have been reflected in the unaudited "Pro Forma June 30, 1998" column in the Consolidated Balance Sheet.

            ------------------------------------------------------
            ------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Prospectus Summary..............................      3
Risk Factors....................................      8
Use of Proceeds.................................     18
Dividend Policy.................................     18
Dilution........................................     19
Capitalization..................................     20
Selected Consolidated Financial Data............     21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................     22
Business........................................     27
Management......................................     43
Certain Transactions............................     51
Principal Stockholders..........................     53
Description of Capital Stock....................     54
Shares Eligible for Future Sale.................     55
Underwriting....................................     57
Legal Matters...................................     58
Experts.........................................     59
Additional Information..........................     59
Index to Consolidated Financial Statements......    F-1

                            ------------------------

     UNTIL               , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


            ------------------------------------------------------
            ------------------------------------------------------


            ------------------------------------------------------
            ------------------------------------------------------


                                2,300,000 SHARES


                                     [LOGO]

                                   IgX CORP.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------


                             JOSEPHTHAL & CO. INC.



                                          , 1998


            ------------------------------------------------------
            ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of this Offering are as follows:

S.E.C. Registration Fee.....................................   $    8,618
N.A.S.D. Filing Fee.........................................        3,421
Nasdaq National Market Qualification Fee....................       72,875
Representative's non-accountable expense allowance and
  financial advisor's fee...................................      414,000(1)
Accounting Fees.............................................      175,000
Legal Fees and Expenses.....................................      225,000
Blue Sky Qualification Fees and Expenses....................       25,000
Printing and Engraving......................................      100,000
Transfer Agent's Fees and Expenses..........................        5,000
Miscellaneous Expenses......................................       85,086
                                                               ----------
     Total..................................................   $1,114,000
                                                               ----------
                                                               ----------

------------------
(1) Assuming an initial public offering price of $9.00 per share.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions thereof, Article X of Registrant's Amended and Restated Certificate of Incorporation and Article VII of Registrant's Bylaws provide for indemnification of Registrant's directors, officers, agents and employees to the full extent permissible under Section 145 of the Delaware General Corporation Law. The Registrant has also entered into indemnification agreements with its directors under which it has agreed to indemnify the directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In September 1995, Registrant consummated a reorganization, under which Registrant became a wholly owned subsidiary of a newly organized corporation, IgX Limited, formed under the laws of the Republic of Ireland. The reorganization was effected to attempt to take advantage of certain Irish tax benefits and government grants relating to IgX Limited's pilot production facility in Ireland. In connection with this reorganization, all of the outstanding capital stock (and securities convertible or exercisable into such capital stock) of Registrant were exchanged for shares of IgX Limited on a share for share basis.

     From the period September 1995 through July 1996, IgX Limited obtained unsecured loans from Henry Venture II Limited ("Henry Venture"), an existing stockholder, totalling $2,340,000, which bore interest at 9% per annum, in the form of promissory notes (the "Original Notes"). During August 1996, Henry Venture was issued 2,086,096 shares of Series B mandatory redeemable convertible preferred stock (the "Series B Redeemable") and 2,086,096 shares of Series C mandatory redeemable convertible preferred stock (the "Series C Redeemable") of IgX Limited in exchange for the cancellation of the Original Notes and other notes in the aggregate principal amount of $1,683,000 issued prior to September 1995, along with accrued and unpaid interest thereupon of $149,192. Further, in August 1996, in consideration of the cancellation of Series B Redeemable and Series C Redeemable, IgX Limited issued one additional share of Series A Preferred of IgX Limited to Henry Venture.

     In addition, from November 1996 to December 1997, Henry Venture loaned IgX Limited an aggregate principal amount of $5,328,546 with interest accrued thereon at 9% per annum (the "1996/1997 Henry Venture Notes"). The first promissory note in the amount of $3,544,312 at December 31, 1997, which includes $544,312 of accrued and unpaid interest through December 31, 1997, bears interest at a rate of 9% per annum and is payable in full on December 31, 2001. The second promissory note issued was in the amount of $328,546, representing the remaining balance, also bears interest at 9% per annum, and is payable in full on demand.

     In December 1997, as a condition to another venture capital financing, a further reorganization was effected by which IgX Limited became the wholly owned subsidiary of Registrant, again with all of the outstanding capital stock (and securities convertible or exercisable into such capital stock) of IgX Limited being exchanged for shares of Registrant on a share for share basis and with Registrant assuming all outstanding indebtedness due to Henry Venture from IgX Limited.

     Further, in December 1997, Registrant sold an aggregate of 748,582 shares of Series B Preferred Stock for $4,799,983 (or $6.4121 per share), to the following investors for the number of shares set forth below opposite their respective names:

                                                                                  NUMBER OF
                                                                                  SHARES OF
                                                                                  SERIES B
NAME OF STOCKHOLDER                                                              PREFERRED STOCK
------------------------------------------------------------------------------   ---------------
Henry Venture II Limited......................................................       311,910
NEGF II, L.P..................................................................       155,955
English and Scottish plc......................................................       155,955
Meriken Nominees..............................................................       109,168
Morton I. Kamien..............................................................         7,797
Lloyd E. Shefsky..............................................................         7,797

     To effect payment for its shares of Series B Preferred Stock, Henry Venture exchanged indebtedness of approximately $1,999,998 under the 1996/1997 Henry Venture Notes, and concurrently restructured the remaining indebtedness into two promissory notes: one in the principal amount of $3,544,311 (including interest) due December 31, 2001 with interest accruing from the date thereof at 9% per annum, and the other note in the principal amount of $328,548 payable on demand, together with interest accruing thereon at 9% per annum.

     In February 1998, Registrant sold an additional 155,955 shares of Series B Preferred Stock for $999,999 (or $6.4121 per share) to NEGF II, L.P., a principal stockholder of Registrant and 54,584 shares for $350,000 to Meriken Nominees.

     In May 1998, NEGF II, L.P. loaned Registrant the principal amount of $1,000,000, due May 6, 2008, with interest accruing thereon at 9% per annum. The indebtedness is subject to prepayment upon the occurrence of certain conditions, including the consummation of this Offering. In connection with this financing, Registrant issued NEGF II, L.P. warrants to purchase 370,000 shares of Common Stock of Registrant at an exercise price of $0.01 per share. The warrant was exercised on September 25, 1998.

     In May 1998, Registrant sold 249,528 shares of Series B Preferred Stock for a total of $1,599,998 (or $6.4121 per share) to the following investors for the number of shares set forth below opposite their respective name:

                                                                                  NUMBER OF
                                                                                  SHARES OF
                                                                                  SERIES B
NAME OF STOCKHOLDER                                                              PREFERRED STOCK
------------------------------------------------------------------------------   ---------------
English and Scottish plc......................................................       155,955
Zorn Nominees Limited.........................................................        23,393
Meriken Nominees..............................................................        31,191
Sundial International Fund Ltd................................................        38,989

     On September 25, 1998, Henry Venture converted the 1996/1997 Henry Venture Notes (aggregating $4,092,815 of principal and accrued interest) into 584,688 shares of Common Stock at $7.00 per share. Concurrently NEGF II, L.P. converted the $1,000,000 promissory note issued to it by Registrant in May 1998

(aggregating $1,035,014 of principal and accrued interest) into 147,859 shares of Common Stock also at $7.00 per share.

     From January 1, 1996 through December 1996, IgX Limited granted under its Stock Option Plan 738,357 options at $1.00 per share to 11 holders and 15,000 options at $5.00 per share to one holder.

     In 1997, IgX Limited granted under its Stock Option Plan 325,000 options at $5.00 per share to 2 holders.

     In December 1997, Registrant assumed the outstanding options under the IgX Limited Stock Option Plan as part of the corporate reorganization referred to above.

     In January 1998, Registrant granted under its 1993 Stock Option Plan 72,500 options at $1.00 per share to 4 holders and 5,000 options at $5.00 per share to one holder.

     In August 1998, Registrant granted under its 1993 Stock Option Plan 40,000 options at $5.00 per share to 2 holders.

     In August 1998, Registrant granted under its 1993 Stock Option Plan 40,000 options at $5.00 per share to 2 holders.

     The foregoing transactions of Registrant were exempt from registration under the Securities Act of 1933, as amended, under Sections 3(a)(9) and 4(2) thereunder and Regulation D and Rule 701 under said Act, and all stock certificates issued in connection therewith were legended to reflect their restricted status.

ITEM 16. EXHIBITS

     (a) Exhibits:

 1        --   Form of Underwriting Agreement. In September 1998, Registrant granted under its 1993 Stock
               Option Plan 45,000 options at $5.00 per share to holders.
 3.1      --   Amended and Restated Certificate of Incorporation of Registrant dated December 24, 1997.
 3.1a     --   Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant
               filed January 6, 1998.
 3.1b     --   Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant
               filed September 29, 1998.
 3.1c     --   Form of Amended and Restated Certificate of Incorporation of Registrant to be filed immediately following the closing of the offering.
 3.2      --   Amended and Restated Bylaws of Registrant.
 4.1      --   Form of specimen Common Stock Certificate of Registrant.*
 4.2      --   IgX Investors' Rights Agreement, dated December 24, 1997, by and among Registrant and
               certain investors, as amended by Amendment dated September   , 1998.
 4.3      --   Stock Purchase Warrant, dated May 6, 1998, between Registrant and NEGF II, L.P.
 4.4      --   Form of Lock-up Agreement.*
 4.5      --   Waiver of Anti-dilution Rights relating to issuance of May 1998 warrants with respect to
               Series A and Series B Preferred Stock.
 4.6      --   Waivers of Anti-dilution Rights relating to the initial public offering with respect to
               Series B Preferred Stock.
 4.7      --   Waivers of Registration Rights.
 4.8      --   Form of Representative's Warrants.
 4.9      --   Promissory Notes for NEGF note and Henry Venture Notes and agreement to convert debt into equity.

 4.10     --   Certificate of Incorporation of IgX Oxford Hepatitis, Corp. together with an Amendment thereto filed on August 17, 1998 and on Certificate of Designation of Preferred Stock.
 4.11     --   Warrant issued to Monsanto Company to purchase shares of IgX Oxford Hepatitis, Corp.
 5        --   Opinion of Epstein Becker & Green, P.C., as to legality of the securities being offered hereby.*
10.1      --   Amended and Restated 1993 Stock Option Plan of Registrant, as amended.
10.2      --   License Agreement, dated May 27, 1992 between University of Arizona and the Registrant.
10.2a     --   First Amendment to License Agreement of May 27, 1992, dated August 9, 1993 between
               University of Arizona and the Registrant.
10.2b     --   Second Amendment to License Agreement of May 27, 1992 dated September 18, 1998 between
               University of Arizona and the Registrant.
10.3      --   License Agreement, dated June 19, 1992 between University of Arizona and the Registrant.
10.4      --   License Agreement, dated July 1, 1996 between University of Arizona and the Registrant.
10.4a     --   First Amendment to License Agreement of July 1, 1996 dated September 18, 1998 between
               University of Arizona and the Registrant.
10.5      --   License Agreement, dated November 1, 1996 between University of Arizona and the Registrant.
10.6      --   License Agreement, dated August 25, 1998 between University of Arizona and the Registrant.
10.7      --   License Agreement dated September 18, 1998 between University of Arizona and the
               Registrant.
10.8      --   Letter Agreement dated September 18, 1998 between the Arizona Board of Regents, Charles
               Sterling, Vitaliano Cama, Michael Riggs, J. Glenn Songer and the Registrant.
10.9      --   Research Agreement, dated June 1, 1992 between University of Arizona and the Registrant
               (F. Javier Enriquez).*
10.10     --   Research Agreement, dated June 1, 1992 between University of Arizona and the Registrant
               (Charles R. Sterling).*
10.11     --   Research Agreement, dated March 12, 1993 between University of Arizona and the Registrant.*
10.12     --   Research Agreement, dated July 1, 1996 between University of Arizona and the Registrant.
10.13     --   Research Agreement, dated November 1, 1996 between University of Arizona and the
               Registrant.
10.14     --   Research Agreement, dated August 17, 1998 between IgX Oxford Hepatitis Corp. And the
               Registrant.
10.15     --   Heads of Agreement dated August 6, 1998 between Laboratorios Sintofarma S.A. and the
               Registrant.
10.16     --   Heads of a License and Supply Agreement dated August 7, 1998 between Gador S.A. and the
               Registrant.
10.17     --   1998 Stock Option Plan of Registrant.
10.18     --   Development and License Agreement between IgX Oxford Hepatitis Corp. and Monsanto Company.
10.19     --   Form of Indemnification Agreement with Directors of Registrant.

10.20     --   Employment Agreement between Registrant and Carroll Allen.
10.21     --   Employment Agreement between Registrant and Robert Renfroe.
10.22     --   Employment Agreement between Registrant and Craig R. Rennie.
10.22a    --   Severance Agreement between Registrant and Craig R. Rennie.
10.23     --   Real Estate Leases.*
21        --   Subsidiaries*
23.1      --   Consent of PricewaterhouseCoopers LLP (included on Page II-8)
23.2      --   Consent of Epstein Becker & Green, P.C. (included in Exhibit 5)*
24        --   Power of Attorney (included on Page II-7).
27        --   Financial Data Schedule.

------------------
*To be filed by amendment.

     (b) Financial Statement Schedules:

     Schedules have been omitted for the reason that they are not required or are not applicable or because the required information is included in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant for expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Registrant hereby further undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424
                (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (5) That, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of these securities.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint ALBERT J. HENRY and EDWIN SNAPE, PH.D., and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 29TH DAY OF SEPTEMBER 1998.

                                          IGX CORP.

                                          By:      /s/ ALBERT J. HENRY
                                              ----------------------------------
                                                       Albert J. Henry
                                                   Chairman of the Board

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   -------------------
           /s/ ALBERT J. HENRY              Chairman of the Board, Chief Executive         September 29, 1998
------------------------------------------  Officer and Director (Principal Executive
             Albert J. Henry                Officer)

            /s/ TONY GEOGHEGAN              Chief Financial Officer (Principal             September 29, 1998
------------------------------------------  Financial and Accounting Officer)
              Tony Geoghegan

        /s/ BARUCH BLUMBERG, PH.D.          Director                                       September 29, 1998
------------------------------------------
          Baruch Blumberg, Ph.D.

           /s/ RAYMOND A. DWEK              Director                                       September 29, 1998
------------------------------------------
             Raymond A. Dwek

        /s/ DONALD H. PICKER PH.D.          Director                                       September 29, 1998
------------------------------------------
          Donald H. Picker Ph.D.

          /s/ EDWIN SNAPE, PHD.             Director                                       September 29, 1998
------------------------------------------
            Edwin Snape, PhD.

     /s/ RANDOLPH C. STEER, MD, PH.D.       Director                                       September 29, 1998
------------------------------------------
       Randolph C. Steer, MD, Ph.D.

                        CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated September 14, 1998 relating to the consolidated financial statements of IgX Corp., which appears in such Prospectus. We also consent to the references to us under the headings "Experts" in such Prospectus.

                                          /S/ PRICEWATERHOUSECOOPERS LLP

Stamford, Connecticut
September 29, 1998

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER     DESCRIPTION                                                                                     PAGE NO.
----------   --------------------------------------------------------------------------------------------   -----------
    1         --   Form of Underwriting Agreement.
    3.1       --   Amended and Restated Certificate of Incorporation of Registrant dated December 24,
                   1997.
    3.1a      --   Certificate of Amendment of Amended and Restated Certificate of Incorporation of
                   Registrant filed January 6, 1998.
    3.1b      --   Certificate of Amendment of Amended and Restated Certificate of Incorporation of
                   Registrant filed September 29, 1998.
    3.1c      --   Form of Amended and Restated Certificate of Incorporation of Registrant to be filed immediately following the closing of the offering.
    3.2       --   Amended and Restated Bylaws of Registrant.
    4.1       --   Form of specimen Common Stock Certificate of Registrant.*
    4.2       --   IgX Investors' Rights Agreement, dated December 24, 1997, by and among Registrant and
                   certain investors, as amended by Amendment dated September   , 1998.
    4.3       --   Stock Purchase Warrant, dated May 6, 1998, between Registrant and NEGF II, L.P.
    4.4       --   Form of Lock-up Agreement.*
    4.5       --   Waiver of Anti-dilution Rights relating to issuance of May 1998 warrants with respect to Series A and Series B Preferred Stock.
    4.6       --   Waivers of Anti-dilution Rights relating to the initial public offering with respect to Series B Preferred Stock.
    4.7       --   Waivers of Registration Rights.
    4.8       --   Form of Representative's Warrants.
    4.9       --   Promissory Notes for NEGF note and Henry Venture Notes and agreement to convert debt into equity.
    4.10      --   Certificate of Incorporation of IgX Oxford Hepatitis, Corp., filed August 4, 1998 together with an Amendment thereto filed on August 17, 1998 and a Certificate of Designation of
                   Preferred Stock.
    4.11      --   Warrant issued to Monsanto Company to purchase shares of IgX Oxford Hepatitis, Corp.
    5         --   Opinion of Epstein Becker & Green, P.C., as to legality of the securities being offered hereby.*
   10.1       --   Amended and Restated 1993 Stock Option Plan of Registrant, as amended.
   10.2       --   License Agreement, dated May 27, 1992 between University of Arizona and the Registrant.
   10.2a      --   First Amendment to License Agreement of May 27, 1992, dated August 9, 1993 between
                   University of Arizona and the Registrant.
   10.2b      --   Second Amendment to License Agreement of May 27, 1992 dated September 18, 1998 between University of Arizona and the Registrant.
   10.3       --   License Agreement, dated June 19, 1992 between University of Arizona and the
                   Registrant.
   10.4       --   License Agreement, dated July 1, 1996 between University of Arizona and the
                   Registrant.
   10.4a      --   First Amendment to License Agreement of July 1, 1996 dated September 18, 1998 between
                   University of Arizona and the Registrant.

 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER     DESCRIPTION                                                                                     PAGE NO.
----------   --------------------------------------------------------------------------------------------   -----------
   10.5       --   License Agreement, dated November 1, 1996 between University of Arizona and the
                   Registrant.
   10.6       --   License Agreement, dated August 25, 1998 between University of Arizona and the
                   Registrant.
   10.7       --   License Agreement dated September 18, 1998 between University of Arizona and the
                   Registrant.
   10.8       --   Letter Agreement dated September 18, 1998 between the Arizona Board of Regents,
                   Charles Sterling, Vitaliano Cama, Michael Riggs, J. Glenn Songer and the Registrant.
   10.9       --   Research Agreement, dated June 1, 1992 between University of Arizona and the
                   Registrant (F. Javier Enriquez).*
   10.10      --   Research Agreement, dated June 1, 1992 between University of Arizona and the
                   Registrant (Charles R. Sterling).*
   10.11      --   Research Agreement, dated March 12, 1993 between University of Arizona and the
                   Registrant.*
   10.12      --   Research Agreement, dated July 1, 1996 between University of Arizona and the
                   Registrant.
   10.13      --   Research Agreement, dated November 1, 1996 between University of Arizona and the
                   Registrant.
   10.14      --   Research Agreement, dated August 17, 1998 between IgX Oxford Hepatitis Corp. And the
                   Registrant.
   10.15      --   Heads of Agreement dated August 6, 1998 between Laboratorios Sintofarma S.A. and the
                   Registrant.
   10.16      --   Heads of a License and Supply Agreement dated August 7, 1998 between Gador S.A. and the Registrant.
   10.17      --   1998 Stock Option Plan of Registrant.
   10.18      --   Development and License Agreement between IgX Oxford Hepatitis Corp. and Monsanto
                   Company.
   10.19      --   Form of Indemnification Agreement with Directors of Registrant.
   10.20      --   Employment Agreement between Registrant and Carroll Allen.
   10.21      --   Employment Agreement between Registrant and Robert Renfroe.
   10.22      --   Employment Agreement between Registrant and Craig R. Rennie.
   10.22a     --   Severance Agreement between Registrant and Craig R. Rennie.
   10.23      --   Real Estate Leases.*
   21         --   Subsidiaries*
   23.1       --   Consent of PricewaterhouseCoopers LLP (included on Page II-8)
   23.2       --   Consent of Epstein Becker & Green, P.C. (included in Exhibit 5)*
   24         --   Power of Attorney (included on Page II-7).
   27         --   Financial Data Schedule.

------------------
*To be filed by amendment.